AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 17, 1998
                                                      REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM S-4
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                 --------------
                             HEALTHSOUTH CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                                 --------------

                  DELAWARE                        8062                          63-0860407
    (State or Other Jurisdiction of   (Primary Standard Industrial   (I.R.S. Employer Identification
     Incorporation or Organization)    Classification Code Number)               Number)

                                 --------------
                             ONE HEALTHSOUTH PARKWAY
                            BIRMINGHAM, ALABAMA 35243
                                 (205) 967-7116
  (Address, including Zip Code, and Telephone Number, including Area Code, of
                    Registrant's Principal Executive Offices)

                               RICHARD M. SCRUSHY
                              CHAIRMAN OF THE BOARD
                           AND CHIEF EXECUTIVE OFFICER
                             HEALTHSOUTH CORPORATION
                             ONE HEALTHSOUTH PARKWAY
                            BIRMINGHAM, ALABAMA 35243
                                 (205) 967-7116
 (Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)
                                  COPIES TO:

       ROBERT E. LEE GARNER, ESQ.         WILLIAM W. HORTON, ESQ.         STEVEN E. DUCOMMUN, ESQ.
     F. HAMPTON MCFADDEN, JR., ESQ.       BEALL D. GARY, JR., ESQ.           WOON-WAH SIU, ESQ.
   Haskell Slaughter & Young, L.L.C.      HEALTHSOUTH Corporation            BELL, BOYD & LLOYD
     1200 AmSouth/Harbert Plaza           One HealthSouth Parkway        Three First National Plaza
      1901 Sixth Avenue North            Birmingham, Alabama 35243   70 West Madison Street, Suite 3300
     Birmingham, Alabama 35203                (205) 967-7116              Chicago, Illinois 60602
           (205) 251-1000                                                      (312) 372-1121

                                --------------
       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

As soon as practicable after the effective date of this Registration Statement.

     If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE


===========================================================================================================================
          TITLE OF EACH                                     PROPOSED MAXIMUM      PROPOSED MAXIMUM
       CLASS OF SECURITIES                 AMOUNT            OFFERING PRICE      AGGREGATE OFFERING          AMOUNT OF
        TO BE REGISTERED            TO BE REGISTERED(1)         PER UNIT              PRICE(2)          REGISTRATION FEE(3)
---------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per
 share .........................    23,623,673 shares             N/A            $  568,320,823.75      $   192,953.73
===========================================================================================================================


(1) The amount of common stock, par value $.01 per share (the "HEALTHSOUTH Common Stock"), of the Registrant to be registered has been determined based upon 18,617,279 shares of common stock, par value $.01 per share (the "NSC Common Stock"), of National Surgery Centers, Inc. outstanding as of June 15, 1998, 1,908,981 shares of NSC Common Stock that may be issued pursuant to outstanding options, warrants and convertible debt that may be exercised prior to the Effective Time of the Merger described herein and an Exchange Ratio of 1.1509 shares of HEALTHSOUTH Common Stock per share of NSC Common Stock, the maximum Exchange Ratio provided for in the Plan and Agreement of Merger among HEALTHSOUTH Corporation, Field Acquisition Corporation and National Surgery Centers, Inc., dated as of May 5, 1998 (the "Plan").

(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(f)(1) of the Securities Act of 1933, as amended (the "Securities Act"). Pursuant to Rule 457(f)(1), the maximum aggregate offering price is the product of (a) $27.6875, representing the average of the high and low sales prices of NSC Common Stock as reported on June 15, 1998, and (b) 20,526,260, the maximum number of shares of NSC Common Stock to be acquired by the Registrant in connection with the acquisition of NSC pursuant to the Plan.

(3) Calculated pursuant to Section 6(b) and Rule 457 of the Securities Act. $103,556 of such fee was paid at the time of the filing of the preliminary proxy materials for this matter.

                                --------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                        NATIONAL SURGERY CENTERS, INC.
                             30 SOUTH WACKER DRIVE
                                   SUITE 2302
                            CHICAGO, ILLINOIS 60606



                                 June 18, 1998



To Our Stockholders:

     You are cordially invited to attend a Special Meeting of Stockholders of National Surgery Centers, Inc. ("NSC") at The Midland Hotel, 172 West Adams, Chicago, Illinois 60603 on July 22, 1998 at 10:00 a.m., local time (the "Special Meeting").

     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve and adopt the Plan and Agreement of Merger, dated as of May 5, 1998 (the "Plan"), providing for the merger (the "Merger") of a wholly-owned subsidiary of HEALTHSOUTH Corporation ("HEALTHSOUTH") with and into NSC. The Plan provides that, upon consummation of the Merger, each issued and outstanding share of Common Stock of NSC will be converted into the right to receive that fraction of a share of HEALTHSOUTH Common Stock determined by dividing $30.50 by the Base Period Trading Price (as defined herein), as may be adjusted as provided below, computed to four decimal places (the "Exchange Ratio"); provided, however, that if the Base Period Trading Price shall be greater than $35.00, the Exchange Ratio shall be .8714; and provided further, however, that if the Base Period Trading Price shall be less than $26.50, the Exchange Ratio shall be 1.1509. The term "Base Period Trading Price" means the average daily closing prices for the shares of HEALTHSOUTH Common Stock for the 20 consecutive trading days on which such shares are actually traded (as reported on the New York Stock Exchange Composite Transaction Tape as reported in the Wall Street Journal, Eastern Edition, or if not reported thereby, any other authoritative source) ending at the close of trading on the second trading day immediately preceding the Closing Date. The Plan and the Merger are discussed in more detail in the accompanying Prospectus-Proxy Statement. Please review and consider the enclosed materials carefully.

     For the reasons set forth in the accompanying Prospectus-Proxy Statement, your Board of Directors believes that the Merger is fair to, and in the best interests of, the stockholders of NSC and recommends that you vote in favor of approval and adoption of the Plan. In making that determination, the Board of Directors has received and taken into account the opinions delivered on May 5, 1998 and June 17, 1998 by BT Alex. Brown Incorporated to the effect that, as of the date of such opinions, the consideration to be received by the NSC stockholders was fair, from a financial point of view, to the stockholders of NSC. The full text of the opinion of BT Alex. Brown Incorporated dated June 17, 1998 is attached to the accompanying Prospectus-Proxy Statement as Annex B and should be read carefully in its entirety.

     Regardless of whether you plan to attend the Special Meeting, please be sure to sign, date and return the enclosed proxy or voting instruction card in the enclosed envelope as promptly as possible so that your shares may be represented at the Special Meeting and voted in accordance with your wishes. Your vote is important regardless of the number of shares that you own.

                                          Sincerely,

                                          /s/ E. TIMOTHY GEARY

                                          E. Timothy Geary
                                          Chairman of the Board, Chief Executive
                                          Officer and President

                         NATIONAL SURGERY CENTERS, INC.




                    NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                           TO BE HELD ON JULY 22, 1998

To the Stockholders of National Surgery Centers, Inc.:

   A Special Meeting of Stockholders (the "Special Meeting") of National Surgery Centers, Inc., a Delaware corporation ("NSC"), will be held on July 22, 1998 at 10:00 a.m., local time, at The Midland Hotel, 172 West Adams, Chicago, Illinois 60603, for the following purposes:

   1. To consider and vote upon a proposal to approve and adopt the Plan and Agreement of Merger, dated as of May 5, 1998 (the "Plan"), among NSC, HEALTHSOUTH Corporation ("HEALTHSOUTH") and a wholly-owned subsidiary of HEALTHSOUTH (the "Subsidiary"). Pursuant to the Plan, the Subsidiary would merge with and into NSC (the "Merger") and, among other things, each issued and outstanding share of common stock, par value $.01 per share, of NSC ("NSC Common Stock"), would be converted in the Merger into the right to receive that fraction of a share of HEALTHSOUTH Common Stock determined by dividing $30.50 by the Base Period Trading Price (as defined herein), as may be adjusted as provided below, computed to four decimal places (the "Exchange Ratio"); provided, however, that if the Base Period Trading Price shall be greater than $35.00, the Exchange Ratio shall be .8714; and provided further, however, that if the Base Period Trading Price shall be less than $26.50, the Exchange Ratio shall be 1.1509 (in whichever case occurs, the "Exchange Ratio"), all as more fully set forth in the accompanying Prospectus-Proxy Statement and in the Plan, a copy of which is included as Annex A thereto; and

   2. To transact such other business as may properly come before the Special Meeting or any adjournment thereof.

   The Board of Directors has fixed the close of business on June 15, 1998 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Special Meeting or any adjournment thereof. Only holders of record of shares of NSC Common Stock at the close of business on the record date are entitled to notice of, and to vote at, the Special Meeting. A complete list of such stockholders will be available for examination at the offices of NSC in Chicago, Illinois during normal business hours by any NSC stockholder, for any purpose germane to the Special Meeting, for a period of 10 days prior to the Special Meeting.

   STOCKHOLDERS ARE URGED, WHETHER OR NOT THEY PLAN TO ATTEND THE SPECIAL MEETING, TO SIGN, DATE AND MAIL THE ENCLOSED PROXY OR VOTING INSTRUCTION CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED. IF A STOCKHOLDER WHO HAS RETURNED A PROXY ATTENDS THE SPECIAL MEETING IN PERSON, SUCH STOCKHOLDER MAY REVOKE THE PROXY AND VOTE IN PERSON ON ALL MATTERS SUBMITTED AT THE SPECIAL MEETING.

                                        By Order of the Board of Directors

                                        /s/ BRYAN S. FISHER


                                        Secretary

Chicago, Illinois
June 18, 1998

PROSPECTUS-PROXY STATEMENT

                                 PROXY STATEMENT
                                       OF
                         NATIONAL SURGERY CENTERS, INC.
                     FOR THE SPECIAL MEETING OF STOCKHOLDERS
                           TO BE HELD ON JULY 22, 1998
                                 ---------------
                                   PROSPECTUS
                                       OF
                             HEALTHSOUTH CORPORATION

   THIS PROSPECTUS RELATES TO UP TO 23,623,673 SHARES OF THE COMMON STOCK, PAR VALUE $.01 PER SHARE (THE "HEALTHSOUTH COMMON STOCK"), OF HEALTHSOUTH CORPORATION (TOGETHER WITH ITS SUBSIDIARIES, AS APPLICABLE, "HEALTHSOUTH") ISSUABLE TO THE STOCKHOLDERS, OPTION HOLDERS AND WARRANT HOLDERS OF NATIONAL SURGERY CENTERS, INC. (TOGETHER WITH ITS SUBSIDIARIES, AS APPLICABLE, "NSC") UPON CONSUMMATION OF THE MERGER (AS DEFINED BELOW). SUCH NUMBER OF SHARES REPRESENTS THE MAXIMUM NUMBER OF SHARES THAT MAY BE ISSUED TO NSC STOCKHOLDERS, OPTION HOLDERS AND WARRANT HOLDERS. THIS PROSPECTUS ALSO SERVES AS THE PROXY STATEMENT OF NSC FOR ITS SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON JULY 22, 1998, AND ANY ADJOURNMENTS AND POSTPONEMENTS THEREOF (THE "SPECIAL MEETING"). SEE "THE SPECIAL MEETING".

                                  -------------
   This Prospectus-Proxy Statement describes the terms of a proposed business combination between HEALTHSOUTH and NSC, pursuant to which HEALTHSOUTH will acquire NSC by means of the merger (the "Merger") of Field Acquisition Corporation, a wholly-owned subsidiary of HEALTHSOUTH (the "Subsidiary"), with and into NSC, with NSC being the surviving corporation (the "Surviving Corporation"). After the Merger, the combined operations of HEALTHSOUTH and NSC are expected to be conducted with NSC as a wholly-owned subsidiary of HEALTHSOUTH and the present subsidiaries of NSC continuing as subsidiaries of NSC and thus indirect subsidiaries of HEALTHSOUTH. The Merger will be effected pursuant to the terms and subject to the conditions of the Plan and Agreement of Merger, dated as of May 5, 1998, among HEALTHSOUTH, the Subsidiary and NSC (as it may be further amended, supplemented or otherwise modified from time to time, the "Plan"). The Plan is attached to this Prospectus-Proxy Statement as Annex A and is incorporated herein by reference. HEALTHSOUTH and NSC are hereinafter sometimes referred to collectively as the "Companies" and individually as a "Company".

   Upon consummation of the Merger, except as described herein, each outstanding share of Common Stock, par value $.01 per share, of NSC, other than shares owned by NSC or any wholly-owned subsidiary of NSC (the "NSC Common Stock" or the "NSC Shares"), will be converted into the right to receive that fraction of a share of HEALTHSOUTH Common Stock determined by dividing $30.50 by the Base Period Trading Price (as defined herein), as may be adjusted as provided below, computed to four decimal places (the "Exchange Ratio"); provided, however, that if the Base Period Trading Price shall be greater than $35.00, the Exchange Ratio shall be .8714; and provided further, however, that if the Base Period Trading Price shall be less than $26.50, the Exchange Ratio shall be 1.1509. The term "Base Period Trading Price" means the average daily closing prices for the shares of HEALTHSOUTH Common Stock for the 20 consecutive trading days on which such shares are actually traded (as reported on the New York Stock Exchange Composite Transaction Tape as reported in the Wall Street Journal, Eastern Edition, or if not reported thereby, any other authoritative source) ending at the close of trading on the second trading day immediately preceding the Special Meeting. NSC stockholders will receive cash (without interest) in lieu of fractional shares of HEALTHSOUTH Common Stock. For a more complete description of the terms of the Merger, see "THE MERGER".

   This Prospectus-Proxy Statement and the form of Proxy are first being mailed to stockholders of NSC on or about June 18, 1998.

   SEE "RISK FACTORS" BEGINNING AT PAGE 16 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY NSC STOCKHOLDERS.

                                ---------------
THE  SECURITIES  TO  BE  ISSUED  HAVE  NOT  BEEN  APPROVED OR DISAPPROVED BY THE
    SECURITIES AND EXCHANGE COMMISSION OR BY ANY STATE SECURITIES COMMISSION
       NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECU-
           RITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
               THIS PROSPECTUS-PROXY STATEMENT. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                ---------------
         THE DATE OF THIS PROSPECTUS-PROXY STATEMENT IS JUNE 18, 1998.

                             AVAILABLE INFORMATION
     HEALTHSOUTH has filed a Registration Statement on Form S-4 under the Securities Act of 1933, as amended (the "Securities Act"), with the Securities and Exchange Commission (the "SEC") covering the shares of HEALTHSOUTH Common Stock to be issued in connection with the Merger (including exhibits and amendments thereto, the "Registration Statement"). As permitted by the rules and regulations of the SEC, this Prospectus-Proxy Statement omits certain information contained in the Registration Statement. For further information pertaining to the securities offered hereby, reference is made to the Registration Statement.

     HEALTHSOUTH and NSC are subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (Commission File Nos. 1-10315 and 0-27162, respectively), and in accordance therewith file periodic reports, proxy statements and other information with the SEC relating to their respective businesses, financial statements and other matters. The Registration Statement, as well as such reports, proxy statements and other information, may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the public reference facilities maintained by the SEC at its regional offices located at Seven World Trade Center, Suite 1300, New York, New York, 10048; and Citicorp Center, 500 West Madison Street, Room 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained at prescribed rates by writing to the SEC, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding HEALTHSOUTH, NSC and the Registration Statement. The address of that web site is http://www.sec.gov. The HEALTHSOUTH Common Stock is listed on the New York Stock Exchange (the "NYSE"), and the Registration Statement and other information with respect to HEALTHSOUTH are available for inspection at the library of the New York Stock Exchange, Inc., 20 Broad Street, 7th Floor, New York, New York 10005.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
     THIS PROSPECTUS-PROXY STATEMENT INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF SUCH REPORTS, PROXY STATEMENTS AND OTHER INFORMATION FILED BY HEALTHSOUTH, OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED HEREIN BY REFERENCE, ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM THE SECRETARY OF HEALTHSOUTH CORPORATION, ONE HEALTHSOUTH PARKWAY, BIRMINGHAM, ALABAMA 35243, TELEPHONE (205) 967-7116. COPIES OF SUCH REPORTS, PROXY STATEMENTS AND OTHER INFORMATION FILED BY NSC, OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED HEREIN BY REFERENCE, ARE AVAILABLE, WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM THE SECRETARY OF NATIONAL SURGERY CENTERS, INC., 30 SOUTH WACKER DRIVE, SUITE 2302, CHICAGO, ILLINOIS, TELEPHONE (312) 655-1400. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE AT LEAST FIVE DAYS PRIOR TO THE SPECIAL MEETING.

     There are hereby incorporated by reference into this Prospectus-Proxy Statement and made a part hereof the following documents filed by HEALTHSOUTH (Commission File No. 1-10315):

     1. HEALTHSOUTH's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

     2. HEALTHSOUTH's Quarterly Report on Form 10-Q for the period ended March 31, 1998.

     3. HEALTHSOUTH's Proxy Statement on Schedule 14A filed April 17, 1998, in connection with HEALTHSOUTH's 1998 Annual Meeting of Stockholders.

     4.  HEALTHSOUTH's Current Report on Form 8-K filed January 15, 1998.

     5.  HEALTHSOUTH's Current Report on Form 8-K filed April 3, 1998.

     6.  HEALTHSOUTH's Current Report on Form 8-K filed May 28, 1998.

     7.  The   description   of   HEALTHSOUTH's   capital  stock   contained  in
HEALTHSOUTH's Registration Statement on Form 8-A filed August 26, 1989.

     There are also hereby incorporated by reference into this Prospectus-Proxy Statement and made a part hereof the following documents or information filed by NSC (Commission File No. 0-27162):

     1. NSC's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

     2. The consolidated financial statements as of and for the three years ended December 31, 1997, and the report thereon by Ernst & Young, LLP, independent auditors, appearing in NSC's 1997 Annual Report to Shareholders.

     3. NSC's Quarterly Report on Form 10-Q for the period ended March 31, 1998.

     4. The description of NSC's capital stock contained in NSC's Form 8-A effective November 9, 1995.

     All documents filed by HEALTHSOUTH and NSC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus-Proxy Statement and prior to the Special Meeting or any adjournment thereof shall be deemed to be incorporated by reference into this Prospectus-Proxy Statement and to be made a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for the purpose hereof to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated by reference herein) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof, except as so modified or superseded.

     All information contained in this Prospectus-Proxy Statement or incorporated herein by reference with respect to HEALTHSOUTH was supplied by HEALTHSOUTH, and all information contained in this Prospectus-Proxy Statement or incorporated herein by reference with respect to NSC was supplied by NSC. Although neither HEALTHSOUTH nor NSC has actual knowledge that would indicate that any statements or information (including financial statements) relating to the other party contained or incorporated by reference herein are inaccurate or incomplete, neither HEALTHSOUTH nor NSC warrants the accuracy or completeness of such statements or information as they relate to the other party.

FORWARD-LOOKING INFORMATION

     Statements relating to HEALTHSOUTH contained in this Prospectus-Proxy Statement that are not historical facts are forward-looking statements. In addition, HEALTHSOUTH, through its senior management, from time to time makes forward-looking public statements concerning its expected future operations and performance and other developments. Such forward-looking statements are necessarily estimates reflecting HEALTHSOUTH's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. While it is impossible to identify all such factors, factors which could cause actual results to differ materially from those estimated by HEALTHSOUTH include, but are not limited to, changes in the regulation of the healthcare industry at either or both of the federal and state levels, changes in reimbursement for HEALTHSOUTH's services by government or private payors, competitive pressures in the healthcare industry and HEALTHSOUTH's response thereto, HEALTHSOUTH's ability to obtain and retain favorable arrangements with third-party payors, unanticipated delays in HEALTHSOUTH's implementation of its Integrated Service Model, general conditions in the economy and capital markets, and other factors which may be identified from time to time in HEALTHSOUTH's SEC filings and other public announcements.

     Certain of the matters discussed in this Prospectus-Proxy Statement relating to NSC are forward-looking statements, and such statements involve risks and uncertainties. Although NSC believes that its expectations are based upon reasonable assumptions, it can give no assurance that the anticipated results will occur. Important factors that could cause actual results to differ materially from those in the forward-looking statements include conditions in the capital markets, the regulatory environment in which NSC operates and the enactment by Congress of healthcare reform measures.

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS-PROXY STATEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. NEITHER THE DELIVERY OF THIS PROSPECTUS-PROXY STATEMENT NOR ANY DISTRIBUTION OF THE SECURITIES TO WHICH THIS PROSPECTUS-PROXY STATEMENT RELATES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION CONCERNING HEALTHSOUTH OR NSC CONTAINED IN THIS PROSPECTUS-PROXY STATEMENT SINCE THE DATE OF SUCH INFORMATION. THIS PROSPECTUS-PROXY STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES, OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES OFFERED BY THIS PROSPECTUS-PROXY STATEMENT IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT LAWFUL.

                               TABLE OF CONTENTS


                                                                             PAGE

AVAILABLE INFORMATION ...................................................     2
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE .......................     2
SUMMARY OF PROSPECTUS-PROXY STATEMENT ...................................     7
COMPARATIVE PER SHARE INFORMATION .......................................    14
RISK FACTORS ............................................................    16
THE SPECIAL MEETING .....................................................    21
 General ................................................................    21
 Date, Place and Time ...................................................    21
 Record Date; Quorum ....................................................    21
 Vote Required ..........................................................    22
 Voting and Revocation of Proxies .......................................    22
 Solicitation of Proxies ................................................    22
THE MERGER ..............................................................    23
 Terms of the Merger ....................................................    23
 Background of the Merger ...............................................    23
 Reasons for the Merger; Recommendation of the Board of Directors of NSC     25
 Opinion of BT Alex. Brown Incorporated .................................    25
 Effective Time of the Merger ...........................................    29
 Exchange of Certificates ...............................................    29
 Representations and Warranties .........................................    30
 Conditions to the Merger ...............................................    31
 Regulatory Approvals ...................................................    32
 Business Pending the Merger ............................................    32
 Waiver and Amendment ...................................................    33
 Termination ............................................................    33
 Break-up Fee; Third-Party Bids .........................................    34
 Interests of Certain Persons in the Merger .............................    34
 Indemnification ........................................................    34
 Accounting Treatment ...................................................    34
 Certain Federal Income Tax Consequences ................................    35
 Resale of HEALTHSOUTH Common Stock by Affiliates .......................    36
 No Appraisal Rights ....................................................    36
 No Solicitation of Transactions ........................................    36
 Expenses ...............................................................    37
 NYSE Listing ...........................................................    37
SELECTED CONSOLIDATED FINANCIAL DATA - HEALTHSOUTH ......................    38
SELECTED CONSOLIDATED FINANCIAL DATA - NSC ..............................    40
BUSINESS OF HEALTHSOUTH .................................................    41
 General ................................................................    41
 Company Strategy .......................................................    41
 Recent Developments ....................................................    42
 Patient Care Services ..................................................    43
 Locations ..............................................................    45
BUSINESS OF NSC .........................................................    46
 General ................................................................    46
 Strategy ...............................................................    46
 Operation of Surgery Centers ...........................................    47
 Recent Developments ....................................................    48
DESCRIPTION OF CAPITAL STOCK OF HEALTHSOUTH .............................    49
 Common Stock ...........................................................    49

                                                                             PAGE
 Fair Price Provision ....................................................    49
 Section 203 of the DGCL .................................................    50
 Preferred Stock .........................................................    50
 Transfer Agent ..........................................................    50
COMPARISON OF RIGHTS OF NSC AND HEALTHSOUTH STOCKHOLDERS .................    51
 Classes and Series of Capital Stock .....................................    51
 Size and Election of the Board of Directors .............................    51
 Removal of Directors ....................................................    51
 Other Voting Rights .....................................................    52
 Conversion and Dissolution ..............................................    52
 Business Combinations ...................................................    53
 Amendment or Repeal of the Certificate of Incorporation .................    53
 Special Meeting of Stockholders .........................................    54
 Liability of Directors ..................................................    54
 Indemnification of Directors and Officers ...............................    54
OPERATIONS AND MANAGEMENT OF HEALTHSOUTH AND NSC AFTER THE MERGER ........    55
 Operations ..............................................................    55
 Management ..............................................................    55
EXPERTS ..................................................................    55
LEGAL MATTERS ............................................................    56
ADDITIONAL INFORMATION ...................................................    56
ANNEXES:

A. Plan and Agreement of Merger ..........................................   A-1
B. Opinion of BT Alex. Brown Incorporated ................................   B-1


                     SUMMARY OF PROSPECTUS-PROXY STATEMENT

    The following is a summary of certain information contained elsewhere in this Prospectus-Proxy Statement. Certain capitalized terms used in this Summary are defined elsewhere in this Prospectus-Proxy Statement. Reference is made to, and this Summary is qualified in its entirety by, the more detailed information contained in this Prospectus-Proxy Statement, the Annexes hereto and the documents incorporated by reference herein.

THE COMPANIES

     HEALTHSOUTH. HEALTHSOUTH is the nation's largest provider of outpatient surgery and rehabilitative healthcare services, based upon number of staffed rehabilitation beds, number of facilities and revenues derived from those services. It provides these services through its national network of outpatient and inpatient rehabilitation facilities, outpatient surgery centers, diagnostic centers, occupational medicine centers, medical centers and other healthcare facilities. HEALTHSOUTH believes that it provides patients, physicians and payors with high-quality healthcare services at significantly lower costs than traditional inpatient hospitals. Additionally, HEALTHSOUTH's national network, reputation for quality and focus on outcomes has enabled it to secure contracts with national and regional managed care payors. At March 31, 1998, HEALTHSOUTH had over 1,800 patient care locations in 50 states, the United Kingdom and Australia. See "BUSINESS OF HEALTHSOUTH".

     At March 31, 1998,  HEALTHSOUTH had  consolidated  assets of  approximately
$5,791,806,000   and   consolidated   stockholders'   equity  of   approximately
$3,322,296,000 and employed approximately 58,000 persons.

     HEALTHSOUTH was incorporated under the laws of Delaware in 1984. Its principal executive offices are located at One HealthSouth Parkway, Birmingham, Alabama 35243, and its telephone number is (205) 967-7116.

     NSC. NSC owns and operates freestanding ambulatory surgery centers that provide the medical and administrative support necessary for physicians to perform non-emergency surgical procedures. NSC believes that many physicians prefer the efficiencies of freestanding ambulatory surgery centers because they enhance physicians' productivity by providing them with greater scheduling flexibility, more consistent nurse staffing and faster turnaround time between cases, allowing physicians to perform more surgeries in a defined period of time. In addition, new technology and advances in anesthesia and the addition of overnight recovery have significantly expanded the number and types of surgical procedures that are being performed in ambulatory surgery centers. As of March 31, 1998, NSC operated a network of 40 surgery centers in 14 states. NSC provides alternate-site settings for high-quality surgical care that it believes is more cost-effective than hospital-based surgical care and that it believes is increasingly preferred by physicians, payors and patients. See "BUSINESS OF NSC".

     At  March  31,  1998,  NSC  had   consolidated   assets  of   approximately
$177,264,000 and consolidated stockholders' equity of approximately $140,988,000 and employed approximately 1,450 persons.

     NSC was incorporated under the laws of Illinois in 1987 under the name "Medical Venture Development Corp.". It changed its name to "National Surgery Centers, Inc." in 1991 and reincorporated in Delaware in 1995. Its principal executive offices are located at 30 South Wacker Drive, Suite 2302, Chicago, Illinois 60606, and its telephone number is (312) 655-1400.

     Field Acquisition Corporation. The Subsidiary is a direct, wholly-owned subsidiary of HEALTHSOUTH and has not engaged in any business activity unrelated to the Merger. The principal executive offices of the Subsidiary are located at One HealthSouth Parkway, Birmingham, Alabama 35243, and its telephone number is
(205) 967-7116.

RECENT DEVELOPMENTS

     On April 16, 1998, HEALTHSOUTH announced that it had entered into a definitive agreement to acquire 34 ambulatory surgery centers from Columbia/HCA Healthcare Corporation for $550 million payable in cash at closing, which is expected to occur during the third quarter of 1998. The surgery centers are located in Alabama, California, Iowa, Illinois, Kentucky, Louisiana, Minnesota, Mississippi, North Carolina, Nevada, Oregon, Rhode Island and Texas. The
transaction remains subject to various regulatory approvals and other third-party consents.

     On May 22, 1998, NSC completed the acquisitions of majority interests in ambulatory surgery centers in each of Jacksonville, Florida and St. Augustine, Florida for cash.

THE SPECIAL MEETING

     The Special Meeting of NSC's stockholders to consider and vote on a proposal to approve the Plan will be held on July 22, 1998, at 10:00 a.m., local time, at The Midland Hotel, 172 West Adams, Chicago, Illinois 60603. Only holders of record of NSC Shares at the close of business on June 15, 1998 (the "Record Date"), will be entitled to notice of and to vote at the Special Meeting. At such date, there were outstanding and entitled to vote 18,617,279 shares of NSC Common Stock. Each issued and outstanding NSC Share is entitled to one vote on each matter to be presented at the Special Meeting. For additional information relating to the Special Meeting, see "THE SPECIAL MEETING".

VOTE REQUIRED

     Approval of the Plan by the stockholders of NSC requires the affirmative vote of the holders of a majority of the outstanding shares of NSC Common Stock entitled to vote thereon. Accordingly, approval of the Plan at the Special Meeting will require the affirmative vote of the holders of at least 9,308,640 shares of NSC Common Stock.

     As of the Record Date, directors and executive officers of NSC and their affiliates beneficially owned an aggregate of 1,433,015 shares of NSC Common Stock (excluding shares issuable upon exercise of options), or approximately 7.7% of the NSC Shares outstanding on such date. To NSC's knowledge, each of its directors and executive officers intends to vote in favor of the proposal to approve the Plan.

     If the Plan is not approved by NSC stockholders, the Plan may be terminated by HEALTHSOUTH or NSC in accordance with its terms. Such approval is also a condition to HEALTHSOUTH's and NSC's obligations to consummate the Merger. See "THE SPECIAL MEETING - Vote Required", "THE MERGER - Conditions to the Merger" and "- Termination".

THE MERGER

     Terms of the Merger. NSC will be acquired by HEALTHSOUTH pursuant to and subject to the terms and conditions of the Plan, which provides that, at the effective time of the Merger (the "Effective Time"), the Subsidiary will merge with and into NSC with NSC being the Surviving Corporation. The Certificate of Incorporation of NSC, as amended at the Effective Time pursuant to the request of HEALTHSOUTH, and the Bylaws of the Subsidiary in effect at the Effective Time will be the Certificate of Incorporation and Bylaws of the Surviving Corporation until amended or repealed in accordance with applicable law. At the Effective Time, each outstanding NSC Share (excluding shares held by NSC and any of its subsidiaries) will be converted into the right to receive that fraction of a share of HEALTHSOUTH Common Stock determined by dividing $30.50 by the Base Period Trading Price (as defined herein), as may be adjusted as provided below, computed to four decimal places (the "Exchange Ratio"); provided, however, that if the Base Period Trading Price shall be greater than $35.00, the Exchange Ratio shall be .8714; and provided further, however, that if the Base Period

Trading Price shall be less than $26.50, the Exchange Ratio shall be 1.1509. The term "Base Period Trading Price" means the average daily closing prices for the shares of HEALTHSOUTH Common Stock for the 20 consecutive trading days on which such shares are actually traded (as reported on the New York Stock Exchange Composite Transaction Tape as reported in the Wall Street Journal, Eastern Edition, or if not reported thereby, any other authoritative source) ending at the close of trading on the second trading day immediately preceding the Special Meeting. Fractional shares of HEALTHSOUTH Common Stock will not be issuable in connection with the Merger. NSC stockholders will receive cash (without interest) in lieu of fractional shares of HEALTHSOUTH Common Stock. See "THE MERGER" and "DESCRIPTION OF CAPITAL STOCK OF HEALTHSOUTH".

     As of March 31, 1998, NSC had outstanding approximately $13,110,000 in long-term indebtedness (including the current portion thereof), all of which will at the Effective Time become long-term indebtedness of the Surviving Corporation (being a subsidiary of HEALTHSOUTH) as a result of the Merger.

     Recommendation of the Board of Directors. THE BOARD OF DIRECTORS OF NSC HAS ADOPTED AND APPROVED THE PLAN AND HAS RECOMMENDED A VOTE FOR APPROVAL OF THE PLAN. THE BOARD OF DIRECTORS BELIEVES THE PLAN IS FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF NSC.

     In its deliberations with respect to the Merger, the Board of Directors of NSC consulted with management of NSC and the financial and legal advisers to NSC. The composite mix of information available to the Board of Directors with respect to the Merger included the information regarding the matters enumerated under "THE MERGER - Reasons for the Merger; Recommendation of the Board of Directors of NSC" below.

     Opinion of Financial Advisor to NSC. BT Alex. Brown Incorporated ("BT Alex. Brown") delivered to the Board of Directors of NSC on May 5, 1998, its oral opinion (subsequently confirmed in writing by opinions dated as of May 5, 1998 and June 17, 1998), to the effect that, as of the date of the opinions and based on and subject to the assumptions, factors and limitations set forth therein, the consideration to be received by the stockholders of NSC pursuant to the Plan was fair, from a financial point of view, to such stockholders of NSC. The full text of the opinion of BT Alex. Brown dated as of June 17, 1998 which sets forth the assumptions made, matters considered and limitations on the review undertaken by BT Alex. Brown, and which is attached hereto as Annex B, is directed to the NSC Board, addresses only the fairness of the consideration to be received by the NSC stockholders from a financial point of view and does not constitute a recommendation to any stockholder as to how such stockholder should vote at the Special Meeting. The holders of NSC Common Stock are urged to read, and should read, this opinion in its entirety.

     Effective Time of the Merger. The Merger will become effective upon the filing of a Certificate of Merger by the parties under the General Corporation Law of the State of Delaware (the "DGCL"), or at such later time as may be specified in such Certificate of Merger. The Plan requires that this filing be made as soon as practical after the Closing Date as defined in the Plan or at such other time as may be agreed by HEALTHSOUTH and NSC. See "THE MERGER -Effective Time of the Merger".

     Exchange of Certificates. As soon as reasonably practicable after the Effective Time, transmittal materials will be mailed to each holder of record of NSC Shares for use in exchanging such holder's stock certificates for certificates evidencing shares of HEALTHSOUTH Common Stock and for receiving cash in lieu of fractional shares and any dividends or other distributions to which such holder is entitled as a result of the Merger. STOCKHOLDERS SHOULD NOT SEND ANY STOCK CERTIFICATES WITH THEIR PROXY CARDS. See "THE MERGER - Exchange of Certificates".

     Representations and Warranties. The Plan contains certain representations and warranties made by each of the parties thereto that must be confirmed as of the Closing Date. See "THE MERGER - Representations and Warranties".

     Conditions to the Merger. The obligation of each of HEALTHSOUTH, the Subsidiary and NSC to consummate the Merger is subject to certain conditions, including approval of the Plan by the NSC stockholders, certain regulatory approvals and confirmation by each of HEALTHSOUTH and NSC of its representations and warranties as of the Closing Date. See "THE MERGER Conditions to the Merger". Certain conditions to the Merger contained in the Plan may be waived by the parties thereto. NSC does not, however, intend to waive satisfaction of any such condition or amend the Plan if such waiver or amendment would be material to the NSC stockholders' consideration of and vote upon the proposal to approve the Plan without resoliciting the vote of such stockholders.

     Regulatory Approvals. The Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), provides that certain business mergers (including the Merger) may not be consummated until certain information has been furnished to the Department of Justice (the "DOJ") and the Federal Trade Commission (the "FTC") and certain waiting period requirements have been satisfied. On May 14, 1998, HEALTHSOUTH and NSC made their respective filings with the DOJ and the FTC with respect to the Plan. Under the HSR Act, the filings commenced a waiting period of up to 30 days during which the Merger cannot be consummated, which waiting period expired on June 13, 1998. Notwithstanding the termination or expiration of the HSR Act waiting period, at any time before or after the Effective Time, the FTC, the DOJ or others could initiate legal action under the antitrust laws seeking to enjoin the consummation of the Merger or seeking the divestiture by HEALTHSOUTH of any part of its assets or all or any part of the stock or assets of NSC. There can be no assurance that a challenge to the Merger on antitrust grounds will not be made or, if such a challenge were made, that it would not be successful. The operations of each Company also are subject to a substantial body of federal, state, local and accrediting body laws, rules and regulations relating to the conduct, licensing and development of healthcare businesses and facilities. See "THE MERGER - Regulatory Approvals".

     Conduct Pending the Merger. The Plan provides that, until the Effective Time, except as provided in the Plan, NSC will use its best efforts to preserve intact its present business organization and to keep available to HEALTHSOUTH and the Surviving Corporation the services of its present employees and to preserve the goodwill of customers, suppliers and others having business dealings with it. In addition, NSC has agreed not to engage in certain types of transactions pending the Effective Time. Both HEALTHSOUTH and NSC have agreed not to engage knowingly or intentionally in any conduct that would cause its representations and warranties to become untrue in any material respect pending the Effective Time. See "THE MERGER - Business Pending the Merger".

     Amendment. The Plan provides that, at any time prior to the Effective Time, the parties may, under certain circumstances, amend or otherwise change the Plan. See "THE MERGER - Waiver and Amendment".

     Termination. The Plan may be terminated at any time prior to the Effective Time, whether before or after approval of the Plan by the stockholders of NSC, under certain circumstances that are set forth in the Plan. See "THE MERGER Termination".

     No Solicitation. The Plan provides that NSC and its representatives will not, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any entity other than HEALTHSOUTH or a HEALTHSOUTH affiliate concerning any merger, sale of assets, sale of or tender offer for shares of NSC Common Stock or similar transaction involving NSC (an "Acquisition Transaction"), except as may be permitted to allow the Board of Directors of NSC to satisfy it fiduciary duties under applicable law.

     Break-up Fee; Third Party Bids. If the Plan is terminated by the Board of Directors of NSC because, in the exercise of its fiduciary duties under applicable law, it has (i) determined not to recommend the Merger to the holders of NSC Common Stock, (ii) withdrawn such recommendation, (iii) approved, recommended or endorsed any Acquisition Transaction (as defined in the Plan) other than the Plan or (iv) resolved to take any of such actions, and within one year after the effective date of such termination NSC is the subject of a Third Party Acquisition Event (as defined in the Plan), then at the time of consummation of such a Third Party Acquisition Event NSC shall pay to HEALTHSOUTH a break-up fee of $15,000,000. See "THE MERGER - Break-up Fee; Third Party Bids".

     Interests of Certain Persons in the Merger. In considering the recommendation of the Board of Directors of NSC with respect to the Plan and the transactions contemplated thereby, stockholders of NSC should be aware that certain members of the management of NSC and its Board of Directors have certain interests in the Merger in addition to the interests of stockholders generally.

     In connection with the Merger, HEALTHSOUTH anticipates that it will enter into Consulting and Noncompetition Agreements with E. Timothy Geary, Bryan S. Fisher, Dennis D. Solheim and Dennis Zamojski, pursuant to which each will individually act as a consultant to HEALTHSOUTH with respect to various matters, including transition issues, industry presentations, business development and strategic planning.

     In addition, pursuant to the terms of NSC's stock option plans, certain NSC stock options that are not fully vested prior to the Effective Time will accelerate and vest in full as a result of the Merger at the Effective Time. Certain directors and members of NSC management hold such options.

     HEALTHSOUTH has agreed to indemnify NSC's officers, directors and employees for any liability arising out of their status as officers, directors and employees of NSC or related to the Plan.

     See "THE MERGER - Interests of Certain Persons in the Merger".

     Accounting Treatment. It is intended that the Merger will be accounted for as a "pooling of interests". See "THE MERGER - Accounting Treatment".

     Certain Federal Income Tax Consequences. The Merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code (the "Code"). If the Merger so qualifies, no gain or loss will be recognized by holders of NSC Shares who hold such shares as capital assets upon their receipt of HEALTHSOUTH Common Stock in exchange for their NSC Shares, except with respect to cash received in lieu of fractional shares. The obligations of NSC and HEALTHSOUTH to consummate the Merger are conditioned upon their receipt of opinions from their respective counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Each holder of NSC Shares is urged to consult his or her personal tax and financial advisors concerning the federal income tax consequences of the Merger, as well as any state, local, foreign or other tax consequences of the Merger, based upon such holder's own particular facts and circumstances. See "THE MERGER - Certain Federal Income Tax Consequences".

     Resale Restrictions. All shares of HEALTHSOUTH Common Stock received by NSC stockholders in the Merger will be freely transferable, except that shares of HEALTHSOUTH Common Stock received by persons who are deemed to be "affiliates" (as such term is defined under the Securities Act) of NSC at the time of the Special Meeting may be resold by them only in certain circumstances as permitted by the rules and regulations promulgated under the Securities Act. See "THE MERGER - Resale of HEALTHSOUTH Common Stock by Affiliates".

     Appraisal Rights. Holders of NSC Common Stock are not entitled to appraisal rights under the DGCL with respect to the Merger. See "THE MERGER - No Appraisal Rights".

     NYSE Listing. A listing application will be filed with the NYSE to list the shares of HEALTHSOUTH Common Stock to be issued to the NSC stockholders in the Merger. Although no assurance can be given that the NYSE will accept such shares of HEALTHSOUTH Common Stock for listing, HEALTHSOUTH anticipates that these shares will qualify for listing. It is a condition to the obligation of HEALTHSOUTH, the Subsidiary and NSC to consummate the Merger that such shares of HEALTHSOUTH Common Stock be approved for listing on the NYSE upon official notice of issuance at the Effective Time. See "THE MERGER - NYSE Listing".

MARKET AND MARKET PRICE

     HEALTHSOUTH Common Stock is listed under the symbol "HRC" on the NYSE. NSC Common Stock is listed under the symbol "NSCI" on the Nasdaq National Market System ("Nasdaq"). Set forth below are the closing prices per share of HEALTHSOUTH Common Stock and NSC Common Stock on the NYSE and Nasdaq, respectively, on (i) May 5, 1998, the last business day preceding public announcement of the Merger, and (ii) June 15, 1998:



                           CLOSING PRICE     CLOSING PRICE
                            PER SHARE OF     PER SHARE OF
                            HEALTHSOUTH           NSC
          DATE              COMMON STOCK     COMMON STOCK
          ----              ------------     ------------
May 5, 1998 ...........       $ 30.00          $ 28.00
June 15, 1998 .........       $ 27.44          $ 27.75


     The following table sets forth certain information as to the high and low reported sale prices per share of HEALTHSOUTH Common Stock for the periods indicated. The prices for HEALTHSOUTH Common Stock are as reported on the NYSE Composite Transactions Tape. HEALTHSOUTH has never paid dividends on its capital stock (although a company acquired by HEALTHSOUTH in a pooling-of-interests merger has paid cash dividends in the past). All prices shown have been adjusted for a two-for-one stock split effected in the form of a 100% stock dividend paid on March 17, 1997.



                                                                 HEALTHSOUTH
                                                                COMMON STOCK
                                                          -------------------------
                                                              HIGH          LOW
                                                              ----          ---
      1996
       First Quarter ..................................     $19.07        $13.50
       Second Quarter .................................      19.32         16.16
       Third Quarter ..................................      19.32         14.25
       Fourth Quarter .................................      19.88         17.57

      1997
       First Quarter ..................................     $22.38        $17.94
       Second Quarter .................................      27.12         17.75
       Third Quarter ..................................      28.94         23.12
       Fourth Quarter .................................      28.31         22.00

      1998
       First Quarter ..................................     $30.06        $21.94
       Second Quarter (through June 15, 1998) .........      30.56         26.38


     The following table sets forth certain information as to the high and low closing prices per share of NSC Common Stock for the periods indicated. The prices for NSC Common Stock are as reported on Nasdaq. No dividends were paid by NSC during the periods presented.


                                                                    NSC
                                                                COMMON STOCK
                                                          ------------------------
                                                              HIGH          LOW
                                                              ----          ---
      1996
       First Quarter(1)(2) ............................    $  14.67      $  9.58
       Second Quarter(1)(2) ...........................       21.00        12.42
       Third Quarter(1) ...............................       20.17        15.00
       Fourth Quarter(1) ..............................       25.33        16.50

      1997
       First Quarter(1) ...............................    $  24.00      $ 18.33
       Second Quarter(1) ..............................       25.67        17.67
       Third Quarter ..................................       23.33        18.00
       Fourth Quarter .................................       26.38        21.75

      1998
       First Quarter ..................................       26.25        20.63
       Second Quarter (through June 15, 1998) .........       29.875       25.5


-----------
(1) Adjusted to reflect a three-for-two stock split effected August 1997.

(2) Adjusted to reflect a three-for-two stock split effected May 1996.

     As of June 15, 1998, there were approximately 6,395 record holders of HEALTHSOUTH Common Stock, excluding those shares held by depository companies for certain beneficial owners. As of the Record Date, there were approximately 610 record holders of NSC Common Stock.

     HOLDERS OF NSC SHARES ARE ADVISED TO OBTAIN CURRENT MARKET QUOTATIONS FOR HEALTHSOUTH COMMON STOCK AND NSC COMMON STOCK. No assurance can be given as to the market price of HEALTHSOUTH Common Stock at the Effective Time or at any other time.

OPERATIONS AND MANAGEMENT OF HEALTHSOUTH AFTER THE MERGER

     Pursuant to the Plan, following the Effective Time, NSC will be a wholly-owned subsidiary of HEALTHSOUTH, and all of NSC's subsidiaries and affiliates will be indirect subsidiaries and affiliates of HEALTHSOUTH. HEALTHSOUTH will continue its operations as prior to the Merger and will continue to be managed by the same Board of Directors and executive officers. See "OPERATIONS AND MANAGEMENT OF HEALTHSOUTH AFTER THE MERGER".

                       COMPARATIVE PER SHARE INFORMATION

     The following summary presents  selected  comparative per share information
(i) for HEALTHSOUTH on a historical basis, in comparison with pro forma equivalent information giving effect to the Merger on a pooling-of-interests basis, and (ii) for NSC on a historical basis in comparison with its pro forma equivalent information after giving effect to the Merger, including receipt of shares of HEALTHSOUTH Common Stock to be issued in exchange for NSC Shares in accordance with the Exchange Ratio. This financial information should be read in conjunction with the historical consolidated financial statements of HEALTHSOUTH and NSC and the related notes thereto contained elsewhere herein or in documents incorporated herein by reference. See "INCORPORATION OF CERTAIN INFORMATION BY REFERENCE".

     Neither HEALTHSOUTH nor NSC has paid cash dividends since inception (although certain companies acquired by HEALTHSOUTH in pooling-of-interests mergers paid cash dividends in the past). It is anticipated that HEALTHSOUTH will retain all earnings for use in the expansion of the business and therefore does not anticipate paying any cash dividends in the foreseeable future. The payment of future dividends will be at the discretion of the Board of Directors of HEALTHSOUTH and will depend, among other things, upon HEALTHSOUTH's earnings, capital requirements, financial condition and debt covenants.

     The following information is not necessarily indicative of the combined results of operations or combined financial position that would have resulted had the Merger been consummated at the beginning of the periods indicated, nor is it necessarily indicative of the combined results of operations in future periods or future combined financial position.



                                                                                           THREE MONTHS ENDED
                                                        YEAR ENDED DECEMBER 31,                 MARCH 31,
                                                  ------------------------------------   -----------------------
                                                     1995         1996         1997         1997         1998
                                                  ----------   ----------   ----------   ----------   ----------
Income from continuing operations per share(3):
  HEALTHSOUTH(1)
   Historical (basic) .........................    $  0.37      $  0.59      $  0.95      $  0.20      $  0.27
   Historical (diluted)(2) ....................       0.35         0.55         0.91         0.18         0.27
   Pro forma combined (primary) ...............       0.37         0.58         0.93         0.19         0.27
   Pro forma combined (diluted)(2) ............       0.35         0.55         0.89         0.18         0.26

  NSC(4)
   Historical (basic) .........................    $  0.38      $  0.53      $  0.70      $  0.15      $  0.20
   Historical (diluted)(5) ....................       0.38         0.50         0.67         0.14         0.20
   Pro forma equivalent (primary)(6) ..........       0.43         0.67         1.07         0.22         0.31
   Pro forma equivalent (diluted)(6) ..........       0.40         0.63         1.02         0.21         0.30

                                                                                                 AT MARCH 31,
                                                                                                     1998
                                                                                                -------------
 Book value per common share outstanding:
   HEALTHSOUTH - Historical .............................................................           $8.31
   HEALTHSOUTH - pro forma combined .....................................................            8.22
   NSC - Historical .....................................................................            7.59
   NSC - pro forma equivalent(6) ........................................................            9.46

-----------
(1) Adjusted to reflect a two-for-one stock split effected in the form of a 100% stock dividend paid on March 17, 1997.

(2) Diluted earnings per share in 1995, 1996, 1997 and for the three months ended March 31, 1997 reflect shares reserved for issuance upon exercise of dilutive stock options and shares reserved for issuance upon conversion of HEALTHSOUTH's 5% Convertible Subordinated Debentures Due 2001. Diluted earnings per share for the three months ended March 31, 1998 reflect shares reserved for issuance upon exercise of dilutive stock options and shares reserved for issuance upon conversion of HEALTHSOUTH's 3.25% Convertible Subordinated Debentures due 2003.

(3) Amounts represent income from continuing operations per common share and do not reflect the effects of an extraordinary loss of $9,056,000, net of tax, and a loss from discontinued operations of $1,162,000, net of tax, recorded by HEALTHSOUTH during the year ended December 31, 1995 and extraordinary losses of $253,000, $463,000 and $138,000, net of tax, recorded by NSC during the years ended December 31, 1995, 1996 and 1997, respectively.

(4) Adjusted to reflect three-for-two stock splits effected in the form of 100% stock dividends paid on May 31, 1996 and August 29, 1997, respectively.

(5) Diluted earnings per share in 1995, 1996, 1997 and for the three months ended March 31, 1997 and 1998 reflect shares reserved for issuance upon exercise of dilutive stock options and shares reserved for issuance upon conversion of NSC's Convertible Notes.

(6) NSC pro forma equivalent per share data have been calculated by multiplying the pro forma HEALTHSOUTH amounts by 1.1509.

                                  RISK FACTORS

     In addition to the other information in this Prospectus-Proxy Statement, the following should be considered carefully by holders of NSC Shares. Statements made herein should be considered as "forward-looking information". See "INCORPORATION OF CERTAIN INFORMATION BY REFERENCE - Forward-Looking Information".

REIMBURSEMENT BY THIRD-PARTY PAYORS

     Substantially all of HEALTHSOUTH's revenues are derived from private and governmental third- party payors (in 1997, approximately 36.9% from Medicare and approximately 63.1% from commercial insurers, managed care plans, workers' compensation payors and other private pay revenue sources). There are increasing pressures from many payor sources to control healthcare costs and to limit increases in reimbursement rates for medical services. There can be no assurances that payments under governmental and third-party payor programs will remain at levels comparable to present levels. In attempts to limit the federal budget deficit, there have been, and HEALTHSOUTH expects that there will continue to be, a number of proposals to limit Medicare reimbursements for certain services. HEALTHSOUTH cannot now predict whether any of these pending proposals will be adopted or, if adopted and implemented, what effect such proposals would have on HEALTHSOUTH.

REGULATION

     HEALTHSOUTH is subject, and the combined Companies will be subject, to various other types of regulation at the federal and state levels, including licensure and certification laws, Certificate of Need laws and laws relating to financial relationships among providers of healthcare services, Medicare fraud and abuse and physician self-referral.

     The operation of HEALTHSOUTH's facilities and the provision of healthcare services are subject to federal, state and local licensure and certification laws. These facilities and services are subject to periodic inspection by governmental and other authorities to assure compliance with the various standards established for continued licensure under state law, certification under the Medicare and Medicaid programs and participation in the Veteran's Administration program. Additionally, in many states, Certificates of Need or other similar approvals are required for expansion of HEALTHSOUTH's operations. HEALTHSOUTH could be adversely affected by the failure or inability to obtain such approvals, by changes in the standards applicable to approvals and by possible delays and expenses associated with obtaining approvals. The failure by HEALTHSOUTH to obtain, retain or renew any required regulatory approvals, licenses or certificates could prevent HEALTHSOUTH from being reimbursed for, or from, offering its services, or could adversely affect its results of operations.

     A wide array of Medicare/Medicaid fraud and abuse provisions apply to the operations of HEALTHSOUTH. HEALTHSOUTH is subject to extensive federal and state regulation with respect to financial relationships among healthcare providers, physician self-referral arrangements and other fraud and abuse issues. Penalties for violation of federal and state laws and regulations include exclusion from participation in the Medicare/Medicaid programs, asset forfeiture, civil penalties and criminal penalties. The Office of Inspector General of the Department of Health and Human Services (the "OIG"), the DOJ and other federal agencies interpret healthcare fraud and abuse provisions liberally and enforce them aggressively. See "INCORPORATION OF CERTAIN INFORMATION BY REFERENCE".

HEALTHCARE REFORM

     In recent years, an increasing number of legislative proposals have been introduced or proposed in Congress and in some state legislatures that would effect major changes in the healthcare system, either nationally or at the state level. Among the proposals which are, or recently have been, under consideration are cost controls on hospitals, insurance market reforms to increase the availability of group health insurance to small businesses, requirements that all businesses offer health insurance coverage to their employees and the creation of a single government health insurance plan that would cover all citizens.

The costs of certain proposals would be funded in significant part by reductions in payments by governmental programs, including Medicare and Medicaid, to healthcare providers. There continue to be federal and state proposals that would, and actions that do, impose more limitations on government and private payments to healthcare providers such as HEALTHSOUTH and proposals to increase copayments and deductibles from program and private patients. At the federal level, both Congress and the current Administration have continued to propose healthcare budgets that substantially reduce payments under the Medicare and Medicaid programs. In addition, many states are considering the enactment of initiatives designed to reduce their Medicaid expenditures, to provide universal coverage or additional levels of care and/or to impose additional taxes on healthcare providers to help finance or expand the states' Medicaid systems. There can be no assurance as to the ultimate content, timing or effect of any healthcare reform legislation, nor is it possible at this time to estimate the impact of potential legislation, which may be material, on HEALTHSOUTH or on the combined Companies.

COMPUTER TECHNOLOGIES AND YEAR 2000 COMPLIANCE

     HEALTHSOUTH is aware of the issues associated with the programming code in existing computer systems as the year 2000 approaches. Many existing computer programs use only two digits to identify a year in the date field. The issue is whether such code exists in HEALTHSOUTH mission-critical applications and if that code will produce accurate information with relation to date-sensitive calculations after the turn of the century.

     HEALTHSOUTH  has  completed  a  thorough  review of its  material  computer applications and determined that such applications contain very few date-sensitive calculations. HEALTHSOUTH's computer applications are divided into two categories, those maintained internally by HEALTHSOUTH's Information Technology Group and those maintained externally by the applications' vendors. For internally maintained applications, revisions are currently being made and are expected to be implemented by the first quarter of 1999. HEALTHSOUTH expects that the total cost associated with these revisions will be less than $1,000,000. These costs will be primarily incurred during 1998 and be charged to expense as incurred. For externally maintained systems, HEALTHSOUTH has received written confirmation from the vendors that each system is currently year 2000 compliant or will be made year 2000 compliant during 1998. The cost to be incurred by HEALTHSOUTH related to externally maintained systems is expected to be minimal.

     HEALTHSOUTH  has  initiated a program to  determine  whether  the  computer applications of its significant payors and suppliers will be upgraded in a timely manner. HEALTHSOUTH has not completed this review; however, initial responses indicate that no significant problems are currently expected to arise. HEALTHSOUTH has also initiated a program to determine whether embedded applications which control certain medical and other equipment will be affected. The nature of HEALTHSOUTH's business is such that any failure to these type applications is not expected to have a material adverse effect on its business.

     Because of the many uncertainties associated with year 2000 compliance issues, and because HEALTHSOUTH's assessment is necessarily based on information from third party vendors, payors and suppliers, there can be no assurance that HEALTHSOUTH's assessment is correct or as to the materiality or effect of any failure of such assessment to be correct.

COMPETITION

     HEALTHSOUTH operates in a highly competitive industry. HEALTHSOUTH generally operates its facilities in communities that also are served by similar facilities operated by others. Although HEALTHSOUTH is the largest provider of outpatient surgery and rehabilitation healthcare services on a nationwide basis, in any particular market it may encounter competition from local or national entities with longer operating histories or other superior competitive advantages. There can be no assurance that such competition, or other competition which HEALTHSOUTH may encounter in the future, will not adversely affect HEALTHSOUTH's results of operations.

FAIR PRICE PROVISION

     HEALTHSOUTH's Restated Certificate of Incorporation (the "HEALTHSOUTH Certificate") contains certain provisions requiring supermajority stockholder approval to effect specified extraordinary corporate transactions unless certain conditions are met. The HEALTHSOUTH Certificate requires the affirmative vote of 66 2/3% of all shares of HEALTHSOUTH entitled to vote in an election of Directors to approve a "business combination" with any "other entity" that is the beneficial owner, directly or indirectly, of more than 20% of the outstanding shares of HEALTHSOUTH entitled to vote in an election of Directors. The effect of the foregoing provisions is to make it more difficult for a person, entity or group to effect a change in control of HEALTHSOUTH through the acquisition of a large block of HEALTHSOUTH's voting stock, or to effect a merger or other acquisition that is not approved by a majority of HEALTHSOUTH's Directors serving in office prior to the acquisition by the other entity of 5% or more of HEALTHSOUTH's stock. See "DESCRIPTION OF CAPITAL STOCK OF HEALTHSOUTH".

RISKS RELATING TO FEDERAL INCOME TAXES

     If the Merger were determined not to constitute a tax-free reorganization under Section 368(a) of the Code, each holder of NSC Shares would recognize gain or loss equal to the difference between the fair market value of the HEALTHSOUTH Common Stock received (plus cash received in lieu of fractional shares) and such holder's basis in the NSC Shares exchanged therefor. See "THE MERGER - Certain Federal Income Tax Consequences".

CERTAIN HORIZON/CMS LITIGATION

     On October 29, 1997, HEALTHSOUTH acquired Horizon/CMS Healthcare Corporation ("Horizon/CMS") through the merger of a wholly-owned subsidiary of HEALTHSOUTH with and into Horizon/CMS. Horizon/CMS is currently a party, or is subject, to certain material litigation matters and disputes, which are described below, as well as various other litigation matters and disputes arising in the ordinary course of its business. HEALTHSOUTH is not itself a party to the litigation described below.

SEC and NYSE Investigations

     The Division of Enforcement of the SEC is conducting a private investigation with respect to trading in the securities of Horizon/CMS and Continental Medical Systems, Inc. ("CMS"), which was acquired by Horizon/CMS in June 1995. In connection with that investigation, Horizon/CMS produced certain documents, and Neal M. Elliott, then Chairman of the Board, President and Chief Executive Officer of Horizon/CMS, and certain other former officers of Horizon/CMS have given testimony to the SEC. Horizon/CMS has also been informed that certain of its division office employees and an individual, affiliates of whom had limited business relationships with Horizon/CMS, have responded to subpoenas from the SEC. Mr. Elliott also produced certain documents in response to a subpoena from the SEC. In addition, Horizon/CMS and Mr. Elliott have responded to separate subpoenas from the SEC pertaining to trading in Horizon/CMS's common stock and various material press releases issued in 1996 by Horizon/CMS; Horizon/CMS's February 18, 1997 announcement that HEALTHSOUTH would acquire Horizon/CMS; and any discussions of proposed business combinations between Horizon/CMS and Medical Innovations and Horizon/CMS and certain other companies. The investigation is, to the knowledge of HEALTHSOUTH and Horizon/CMS, ongoing, and neither Horizon/CMS nor HEALTHSOUTH possesses all the facts with respect to the matters under investigation. Although neither
Horizon/CMS nor HEALTHSOUTH has been advised by the SEC that the SEC has concluded that any of Horizon/ CMS, Mr. Elliott or any other current or former officer of director of Horizon/CMS has been involved in any violation of the federal securities laws, there can be no assurance as to the outcome of the investigation or the time of its conclusion. Both Horizon/CMS and HEALTHSOUTH have, to the extent requested to date, cooperated fully with the SEC in connection with the investigation.

     In March 1995, the NYSE informed Horizon/CMS that it had initiated a review of trading in The Hillhaven Corporation common stock prior to the announcement of Horizon/CMS's proposed acquisition of Hillhaven. In April 1995, the NYSE extended the review of trading to include all dealings with CMS. On April 3, 1996, the NYSE notified Horizon/CMS that it had initiated a review of trading in its common stock preceding Horizon/CMS's March 1, 1996 press release announcing a revision in Horizon/CMS's third quarter earnings estimate. On February 20, 1997, the NYSE notified Horizon/CMS that it was reviewing trading in Horizon/CMS's securities prior to the February 18, 1997 announcement that HEALTHSOUTH would acquire Horizon/CMS. Horizon/CMS has cooperated with the NYSE in its reviews and, to Horizon/CMS's knowledge, the reviews are ongoing.

     In February 1997, HEALTHSOUTH received a subpoena from the SEC with respect to its investigation concerning trading in Horizon/CMS common stock prior to the February 18, 1997 announcement that HEALTHSOUTH would acquire Horizon/CMS and a request for information from the NYSE in connection with its review of such trading. HEALTHSOUTH responded to such subpoena and request for information and advised both the SEC and the NYSE that it intended to cooperate fully in any investigations or reviews relating to such trading. HEALTHSOUTH provided certain additional information to the SEC in April 1997. Since that time, HEALTHSOUTH has had no further inquiries from either the SEC or the NYSE with respect to such matters, and is unaware of the current status of such investigations or reviews.

Michigan   Attorney  General  Investigation  Into  Long-Term  Care  Facility  In
Michigan

     Horizon/CMS learned in September 1996 that the Attorney General of the State of Michigan was investigating one of its skilled nursing facilities. The facility, in Howell, Michigan, was owned and operated by Horizon/CMS from February 1994 until December 31, 1997. As widely reported in the press, the Attorney General seized a number of patient, financial and accounting records that were located at this facility. By order of a circuit judge in the county in which the facility is located, the Attorney General was ordered to return patient records to the facility for copying. Horizon/CMS advised the Michigan Attorney General that it was willing to cooperate fully in the investigation. The facility in question was sold by Horizon/CMS to Integrated Health Services, Inc. on December 31, 1997.

     On February 19, 1998, the State of Michigan filed a criminal complaint against Horizon/CMS, four former employees of the facility and one former Horizon/CMS regional manager, alleging various violations in 1995 and 1996 of certain statutes relating to patient care, patient medical records and the making of false statements with respect to the condition or operations of the facility (State of Michigan v. Horizon/CMS Healthcare Corp., et al., Case No. 98-630-FY, State of Michigan District Court 54B). The maximum fines chargeable against Horizon/CMS under the counts alleged in the complaint (exclusive of charges against the individual defendants, some of which charges may result in indemnification obligations for Horizon/CMS) aggregate $69,000. Horizon/CMS denies the allegations made in the complaint and expects to vigorously defend against the charges. Because such charges have only recently been filed, it is not possible to predict at this time the outcome or effect of this litigation or the length of time it will take to resolve this litigation.

Lawsuit by Former Shareholders of Communi-Care, Inc. and Pro Rehab, Inc.

     On May 28, 1997, CMS was served with a lawsuit styled Kenneth Hubbard and Lynn Hubbard v. Rocco Ortenzio, Robert A. Ortenzio and Continental Medical Systems, Inc., No. 3:97 CV294MCK, filed in the United States District Court for the Western District of North Carolina, Charlotte Division, by the former shareholders of Communi-Care, Inc. and Pro Rehab, Inc. seeking damages arising out of certain "earnout" provisions of the definitive purchase agreements under which CMS purchased the outstanding stock of Communi-Care, Inc. and Pro Rehab, Inc. from such shareholders. The plaintiffs allege that the manner in which CMS and the other defendants operated the companies after their acquisition breached its fiduciary duties to the plaintiffs, constituted fraud, gross negligence and bad faith, and breached their employment agreements with the companies. As a result of such alleged conduct, the plaintiffs assert that they are entitled to damages in an amount in excess of $27,000,000 from CMS and the other defendants. Horizon/CMS believes, based upon its evaluation of the legal and factual matters relating to the plaintiffs' assertions, that it has valid defenses to the plaintiffs' claims and, as a result, intends to vigorously contest such claims. Because this litigation remains at an early stage, HEALTHSOUTH cannot now predict the outcome or effect of such litigation or the length of time it will take to resolve such litigation.

RehabOne Litigation

     In March 1997, Horizon/CMS was served with a lawsuit filed in the United States District Court for the Middle District of Pennsylvania, styled RehabOne, Inc. v. Horizon/CMS Healthcare Corporation, Continental Medical Systems, Inc. David Nation and Robert Ortenzio, No. CV-97-0292. In this lawsuit the plaintiff alleges violations of federal and state securities laws, fraud and negligent misrepresentation by Horizon/CMS and certain former officers of CMS in connection with the issuance of a warrant to purchase 500,000 shares of Horizon/CMS Common Stock (the "Warrant"). The Warrant was issued to the plaintiff in connection with the settlement of certain prior litigation between the plaintiff and CMS. The plaintiff's complaint does not state the amount of damages sought. Horizon/CMS disputes the factual and legal assertions of the plaintiff in this litigation and intends to vigorously contest the plaintiff's claims. In May 1998, the parties reached an agreement in principle to settle this litigation by extending the exercise period of the Warrant by two years. The parties are currently in the process of negotiating and implementing definitive settlement documentation.

EEOC Litigation

     In March 1997, the Equal Employment Opportunity Commission (the "EEOC") filed a complaint against Horizon/CMS alleging that Horizon/CMS had engaged in unlawful employment practices in respect of Horizon/CMS's employment policies related to pregnancies. Specifically, the EEOC asserts that Horizon/CMS's alleged refusal to provide pregnant employees with light-duty assignments to accommodate their temporary disabilities caused by pregnancy violates Sections 701(k) and 703(a) of Title VII, 42 U.S.C. (section)(section) 2000e-(k) and 2000e-2(a). In this lawsuit, the EEOC seeks, among other things, to permanently enjoin Horizon/CMS's employment practices in this regard. Horizon/CMS disputes the factual and legal assertions of the EEOC in this litigation and intends to vigorously contest the EEOC's claims. Because this litigation has just commenced, HEALTHSOUTH cannot predict the length of time it will take to resolve the litigation or the outcome or effect of the litigation.

North Louisiana Rehabilitation Hospital Medicare Billing Investigation

     In August 1996, the United States Attorney for the Western District of Louisiana, without actually initiating litigation, apprised Horizon/CMS of alleged civil liability under the federal False Claims Act for what the government believes were false or fraudulent Medicare and other federal program claims submitted by Horizon/CMS's North Louisiana Rehabilitation Hospital ("NLRH") during the period from 1989 through 1992, including certain claims submitted by a physician who was a member of the medical staff and under contract to NLRH during the period. Specifically, the government alleges that NLRH facilitated the submission of false claims under Part B of the Medicare program by the physician and that NLRH itself submitted false claims under Part A of the Medicare program for services that were not medically necessary. In August 1996, the U.S. Attorney identified allegedly improper Part A and Part B billings, together with penalty provisions under the False Claims Act, ranging in the aggregate from approximately $1,700,000 to $2,200,000. The government does not dispute that the Medicare Part A services were rendered, but only whether they were medically necessary. Horizon/CMS has vigorously contested the allegation that any cases of disputed medical necessity in this matter constitute false or fraudulent claims under the civil False Claims Act. Moreover, Horizon/CMS denies that NLRH facilitated the submission of false claims under Medicare Part B.

     In late April 1997, Horizon/CMS received administrative subpoenas relating to the matter and has since then produced extensive materials with respect thereto. Without conceding liability for either the Medicare Part A or Part B claims, in May 1997, Horizon commenced preliminary settlement discussions with the government. In preparation for settlement meetings held in late June and mid-July 1997, Horizon/CMS and the government developed and then refined their respective analyses of any losses the government may have incurred in this regard. Following the July 1997 meetings, the government proposed to Horizon/CMS that the matter be settled by Horizon/CMS's paying the government $4,900,000 with respect to alleged Medicare Part A overpayments and that Horizon/CMS and certain individual physicians pay the government $820,000 with respect to Medicare Part B claims for physician services. In late July 1997, Horizon/CMS responded by offering to settle the matter for $3,700,000 for alleged Medicare Part A overpayments and $445,000 for alleged Medicare Part B claims for which Horizon/ CMS potentially could bear any responsibility. The government recently advised Horizon/CMS that it has accepted the latter's settlement offer in this regard, and the parties are currently in the process of negotiating and implementing definitive settlement documentation.

Heritage Western Hills Litigation

     Since  July 1996, Horizon/CMS has been a defendant in a lawsuit styled Lexa
A. Auld, Administratrix of Martha Hary, Deceased v. Horizon/CMS Healthcare Corporation and Charles T. Maxvill, D.O., No. 48--

165121, 48th Judicial District Court, Tarrant County, Texas. The case involved injuries allegedly suffered by a resident of the Heritage Western Hills nursing facility in Fort Worth, Texas. Horizon/CMS tendered the claim to its insurance carrier, which accepted coverage with a reservation of rights and provided a defense through the carrier's selected counsel in Dallas, Texas. The case went to trial on October 29, 1997, and on November 7, 1997, the jury rendered a verdict in favor of the plaintiff in the amount of $2,370,000 in compensatory damages and $90,000,000 in punitive damages. Counsel has advised Horizon/CMS that, under applicable Texas law, the punitive damages award is, at worst, limited to four times the amount of the compensatory damages (the "Punitive Damages Cap"), and thus that the maximum amount of an enforceable judgment in favor of the plaintiff is approximately $12,000,000. Counsel has also advised Horizon/CMS that there are, potentially, other and further caps on both the amount of compensatory damages available to the plaintiff and the amount of punitive damages. Horizon/CMS filed the required motions with the court to impose the Punitive Damages Cap. On February 20, 1998, the court reduced the jury's verdict and entered a judgment in the amount of approximately $11,237,000. Horizon/CMS also vigorously disputes the efficacy of the jury's verdict and has appealed the judgment.

     Horizon/CMS's insurance carrier continues to defend the matter subject to a reservation of rights. Horizon/CMS based upon an evaluation by its then-current internal counsel, after reviewing the findings contained in the jury verdict, the insurance policy at issue and the carrier's handling of the case, believes that the entirety of any judgment ultimately entered is covered by and payable from such insurance policy, less Horizon/CMS's self-insured retention of $250,000. On November 19, 1997, the insurance carrier sent Horizon/CMS a letter indicating its belief that certain policy exclusions might apply and requesting additional information which might affect its coverage determination.
Horizon/CMS has retained separate counsel to analyze the coverage issues and advise Horizon/CMS on its position, and Horizon/CMS expects to continue to negotiate any coverage issues with its carrier. Settlement negotiations by Horizon/CMS's insurance carrier, in conjunction with HEALTHSOUTH's retained counsel, continue with the plaintiff. It is not possible at this time to predict the outcome of any post-trial motions or appeals, the resolution of any coverage issues, the outcome of any settlement negotiations or the ultimate amount of any liability which will be borne by Horizon/CMS.

                              THE SPECIAL MEETING

GENERAL

     This Prospectus-Proxy Statement is being furnished to holders of NSC Shares in connection with the solicitation of proxies by the Board of Directors of NSC for use at the Special Meeting to consider and vote upon a proposal to approve the Plan and to transact such other business as may properly come before the Special Meeting or any adjournments or postponements thereof.

     Each copy of this Prospectus-Proxy Statement mailed to holders of NSC Common Stock is accompanied by a form of Proxy for use at the Special Meeting.

     This Prospectus-Proxy Statement is also furnished to holders of NSC Shares as a Prospectus in connection with the issuance to them of the shares of HEALTHSOUTH Common Stock upon consummation of the Merger.

DATE, PLACE AND TIME

     The Special Meeting will be held at The Midland Hotel, 172 West Adams, Chicago, Illinois 60603, on July 22, 1998 at 10:00 a.m., local time.

RECORD DATE; QUORUM

     The Board of Directors of NSC has fixed the close of business on June 15, 1998, as the Record Date for the determination of holders of NSC Shares entitled to receive notice of and to vote at the Special Meeting. The presence, in person or by proxy, of the holders of a majority of the NSC Shares entitled to vote at the Special Meeting will constitute a quorum at the Special Meeting.

VOTE REQUIRED

     As of the Record Date, there were outstanding and entitled to vote 18,617,279 shares of NSC Common Stock. Each of such NSC Shares is entitled to one vote on each matter that comes before the Special Meeting. Approval of the Plan will require the affirmative vote of the holders of a majority of the outstanding shares of NSC Common Stock entitled to vote at the Special Meeting. Accordingly, approval of the Plan will require the affirmative vote of the holders of at least 9,308,640 shares of NSC Common Stock.

     As of the Record Date, NSC's directors and executive officers and their affiliates beneficially owned an aggregate of 1,433,015 shares, or approximately 7.7%, of NSC Common Stock outstanding on such date (excluding shares issuable upon exercise of options). To NSC's knowledge, each of its directors and executive officers intends to vote in favor of the proposal to approve the Plan.

     By the vote of the members of the NSC Board of Directors at a special meeting held on May 5, 1998, the NSC Board of Directors determined that the proposed Merger, and the terms and conditions of the Plan, were in the best interests of NSC and its stockholders. The Plan and the Merger were adopted and approved unanimously by the members of the NSC Board of Directors, who also unanimously resolved to recommend that the stockholders of NSC vote FOR approval of the Plan.

     If the Plan is not approved by NSC stockholders, the Plan may be terminated in accordance with its terms. See "THE MERGER - Termination".

VOTING AND REVOCATION OF PROXIES

     NSC Shares represented by a Proxy properly signed and received at or prior to the Special Meeting, unless such Proxy is subsequently revoked, will be voted in accordance with the instructions thereon. IF A PROXY FOR THE SPECIAL MEETING IS PROPERLY EXECUTED AND RETURNED WITHOUT ANY VOTING INSTRUCTIONS, NSC SHARES REPRESENTED BY THE PROXY WILL BE VOTED FOR APPROVAL OF THE PLAN. Any Proxy given pursuant to this solicitation may be revoked by the person giving it at any time before the Proxy is voted by the filing of an instrument revoking it or of a duly executed Proxy bearing a later date with the Secretary of NSC prior to or at the Special Meeting or by voting in person at the Special Meeting. Attendance at the Special Meeting will not in and of itself constitute a revocation of a Proxy. Only votes cast for approval of the Plan constitute affirmative votes. Abstentions and broker non-votes with respect to the Plan will, therefore, have the same effect as votes against approval of the Plan.

     The Board of Directors of NSC is not aware of any business to be acted upon at the Special Meeting other than as described herein. If, however, other matters are properly brought before the Special Meeting, or any adjournments or postponements thereof, the persons appointed as proxies will have discretion, subject to the DGCL and applicable rules of the SEC, to vote or act thereon according to their best judgment.

SOLICITATION OF PROXIES

     In addition to solicitation by mail, directors, officers and employees of NSC, who will not be specifically compensated for such services, may solicit proxies from the stockholders of NSC, personally or by telephone or telegram or other forms of communication. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their reasonable expenses incurred in doing so.

STOCKHOLDERS SHOULD NOT SEND STOCK CERTIFICATES WITH THEIR PROXY CARDS. THE PROCEDURE FOR THE EXCHANGE OF SHARES AFTER THE MERGER IS CONSUMMATED IS SET FORTH ELSEWHERE IN THIS PROSPECTUS-PROXY STATEMENT. SEE "THE MERGER - EXCHANGE OF CERTIFICATES".

                                  THE MERGER

   The description of the Merger contained in this Prospectus-Proxy Statement summarizes the principal provisions of the Plan; it is not complete and is qualified in its entirety by reference to the Plan, the full text of which is attached hereto as Annex A and which is incorporated by reference herein. All NSC stockholders are urged to read Annex A in its entirety.

TERMS OF THE MERGER

     The acquisition of NSC by HEALTHSOUTH will be effected by means of the merger of the Subsidiary with and into NSC, with NSC being the Surviving Corporation. The Certificate of Incorporation of NSC (the "NSC Certificate"), will become the Certificate of Incorporation of the Surviving Corporation from and after the Effective Time and until thereafter amended in accordance with applicable law. The Bylaws of the Subsidiary as in effect at the Effective Time will become the Bylaws of the Surviving Corporation until amended or repealed in accordance therewith and with applicable law. At the Effective Time, NSC will continue as the Surviving Corporation under the name "National Surgery Centers, Inc.".

     At the Effective Time, each outstanding NSC Share (excluding shares held by NSC and any of its subsidiaries, which will automatically be cancelled and retired) (collectively, the "Exchanging NSC Shares") will be converted into the right to receive that fraction of a share of HEALTHSOUTH Common Stock determined by dividing $30.50 by the Base Period Trading Price (as defined herein), as may be adjusted as provided below, computed to four decimal places (the "Exchange Ratio"); provided, however, that if the Base Period Trading Price shall be greater than $35.00, the Exchange Ratio shall be .8714; and provided further, however, that if the Base Period Trading Price shall be less than $26.50, the Exchange Ratio shall be 1.1509. The term "Base Period Trading Price" means the average daily closing prices for the shares of HEALTHSOUTH Common Stock for the 20 consecutive trading days on which such shares are actually traded (as reported on the New York Stock Exchange Composite Transaction Tape as reported in the Wall Street Journal, Eastern Edition, or if not reported thereby, any other authoritative source) ending at the close of trading on the second trading day immediately preceding the Special Meeting. Each certificate previously evidencing Exchanging NSC Shares outstanding immediately prior to the Effective Time ("Certificates") will thereafter be deemed, for all purposes other than the payment of dividends or distributions, to represent that number of shares of HEALTHSOUTH Common Stock determined pursuant to the Exchange Ratio and, if applicable, the right to receive cash in lieu of any fractional shares.

     At the Effective Time of the Merger, all then-outstanding options and warrants to purchase NSC Common Stock, whether or not then exercisable, will, in accordance with the Plan, be assumed by HEALTHSOUTH and will become options and warrants to purchase HEALTHSOUTH Common Stock. As a result of such assumption, each such option and warrant will relate to a number of shares of HEALTHSOUTH Common Stock determined by multiplying the number of shares of NSC Common Stock theretofore subject thereto by the Exchange Ratio and the exercise prices thereof will be determined by dividing the exercise price contained in such option or warrant by the Exchange Ratio. At June 15, 1998 options and rights to acquire approximately 1,861,766 shares of NSC Common Stock and warrants to acquire approximately 28,500 shares of NSC Common Stock were outstanding.

     Based upon the number of shares of HEALTHSOUTH Common Stock, excluding shares obtainable upon exercise of options and convertible securities, outstanding as of the Record Date, the holders of NSC Shares will receive in the aggregate approximately 5.89% of the shares of HEALTHSOUTH Common Stock anticipated to be outstanding immediately after the Effective Time.

BACKGROUND OF THE MERGER

     NSC historically expanded its business primarily through acquisitions of established ambulatory surgery centers and the development of new centers in select markets. In early 1998, the Company began considering its strategic alternatives in order to accelerate its growth rate, enhance its ability to contract with managed care payors and capitalize on changing industry dynamics. As managed care payors often prefer contracting with an entity that can offer a broad range of healthcare services, the Company believes that adding related services or combining with a strategic business partner could significantly strengthen NSC's competitive position. In conjunction with its regularly scheduled quarterly board meeting on March 12, 1998, the Board of Directors of NSC discussed both the possibility of (i) internal growth into a variety of related businesses to allow integration of those businesses with the current business of NSC and (ii) a business combination with another publicly held company that had the financial capability and infrastructure to capitalize on opportunities in the changing industry structure, as an alternative to continued internal growth. The Board of Directors scheduled a follow up board meeting on April 27, 1998 to further discuss these alternatives.

     On April 8, 1998, E. Timothy Geary, Chairman of the Board and Chief Executive Officer of NSC, had telephone conversations with Richard M. Scrushy, Chairman of the Board and Chief Executive Officer of HEALTHSOUTH, and Michael D. Martin, Executive Vice President, Chief Financial Officer, and Treasurer of HEALTHSOUTH, about strategic alternatives for the two companies and agreed to meet one week later.

     On April 15, 1998, Mr. Geary and Bryan S. Fisher, Senior Vice President of Finance, Chief Financial Officer, Secretary, and Treasurer of NSC, met with Mr. Scrushy and Mr. Martin and had preliminary discussions about the possibility of a transaction between the Companies and shared information about the Companies.

     On April 27, 1998, prior to the NSC Board of Directors meeting scheduled to be held later that day, Mr. Geary contacted Mr. Scrushy by telephone to obtain an update regarding HEALTHSOUTH's continued interest in pursuing a possible transaction with NSC. Mr. Geary then convened a telephonic meeting of the Board of Directors of NSC to report the results of the discussions with HEALTHSOUTH. Mr. Geary reported that HEALTHSOUTH was interested in a merger with NSC, but that the parties had not agreed on a price of NSC Shares. The NSC Board of Directors then discussed the circumstances under which a transaction with HEALTHSOUTH would be beneficial to the NSC stockholders and authorized management to continue discussions with HEALTHSOUTH and, to the extent deemed appropriate, to retain a financial advisor to assist NSC in connection with the proposed transaction. Following the board meeting, Mr. Geary contacted Mr. Scrushy to indicate that the NSC Board of Directors had authorized NSC management to continue the negotiations.

     On April 28, 1998, Mr. Fisher and Mr. Martin had a telephone conversation in which Mr. Fisher gave Mr. Martin additional, more detailed financial information regarding NSC. On April 30, 1998, NSC retained BT Alex. Brown to act as its financial advisor and continued the negotiations with HEALTHSOUTH. On May 1, 1998, the NSC Board of Directors held a telephonic special meeting to review the status of the discussions with HEALTHSOUTH. The Board authorized the continuation of discussions with HEALTHSOUTH and requested that more definitive details of the proposed merger be discussed at the next meeting. From May 1, 1998 through May 5, 1998, the management of NSC and its legal and financial advisors negotiated the terms of the Merger with HEALTHSOUTH and the parties conducted due diligence investigations.

     The Board of Directors of NSC held a special meeting, attended by NSC's senior management, its legal advisors and BT Alex. Brown in New York, New York, on the evening of May 5, 1998. At the meeting, senior management, NSC's legal advisors and BT Alex. Brown made detailed presentations concerning material aspects of the proposed Merger and related transactions. Copies of the proposed definitive Plan of Merger and related documents were available and were summarized by legal counsel. The Board discussed the potential benefits and synergies to NSC of a business combination with HEALTHSOUTH as well as the potential risks related to such a transaction. In addition, senior management and representatives of BT Alex. Brown discussed valuation issues relevant to the determination of the consideration to be received by the NSC stockholders. BT Alex. Brown rendered its opinion to the effect that, as of the date of such opinion and based upon and subject to certain matters stated therein, the consideration to be received by the NSC stockholders was fair from a financial point of view to such stockholders, and reviewed with the NSC Board the financial analyses performed by BT Alex. Brown in connection with such opinion. The Board of Directors of NSC unanimously approved the Merger and adopted the Plan. Following the such approval, NSC and HEALTHSOUTH executed the definitive Plan.

REASONS FOR THE MERGER; RECOMMENDATION OF THE BOARD OF DIRECTORS OF NSC

     The Board of Directors of NSC believes that the terms of the Plan are fair to, and that the Merger is in the best interests of, NSC and its stockholders. Accordingly, the Board of Directors of NSC has approved the Merger upon the terms of the Plan and recommends approval thereof by the stockholders of NSC.

     In reaching its determination to approve and adopt the Plan, the NSC Board of Directors considered a number of factors and the potential synergies that would result from a merger with HEALTHSOUTH. Specifically, the NSC Board of Directors considered:

       (i) The value of the consideration to be received by NSC stockholders, including the fact that the method for determining the Exchange Ratio allows NSC stockholders to participate in gains in the price of HEALTHSOUTH Common Stock if the Base Period Trading Price is above $35.00 while offering downside protection if the Base Period Trading Price is between $26.50 and $35.00.

       (ii) The terms and conditions of the Merger, including the parties' reciprocal representations, warranties and covenants, the conditions to their respective obligations, and the circumstances and terms under which NSC may terminate the Plan to consider an alternative offer.

       (iii)  That  the  Merger  is   expected  to  be  treated  as  a  tax-free
   reorganization and be accounted for under the "pooling-of-interests" method of accounting.

       (iv) The belief that, based on current conditions in the healthcare industry, the industry will continue to consolidate, and that the Merger will provide NSC stockholders with continued opportunities to participate in such consolidation.

       (v) The belief that, for NSC to continue to grow, NSC would require substantial financial and other resources. Although the Board of Directors believed that such resources would be available to NSC, a combination with HEALTHSOUTH would provide those resources through HEALTHSOUTH's financial position and experience in the healthcare industry.

       (vi) The complementary business operations of NSC and HEALTHSOUTH, which the NSC Board of Directors believes will enable NSC, on a post-Merger basis, to achieve a greater presence in its primary markets and secure more extensive relationships with third-party payors.

       (vii) The belief that the Merger would result in synergies due to, among other things, revenue enhancements, increased economies of scale from increased unit volumes and elimination of duplicative costs of operating two public companies.

       (viii) BT Alex. Brown's opinion delivered on May 5, 1998, that as of that date and subject to certain assumptions, factors and limitations set forth in such opinion, the consideration to be received by NSC stockholders in the Merger was fair, from a financial point of view, to the NSC stockholders.

       (ix) The belief that the terms and conditions of the Plan made prompt consummation of the Merger substantially likely.

     In view of the wide variety of factors considered in connection with its evaluation of the Merger, the NSC Board of Directors did not find it practicable to quantify or otherwise to attempt to assign relative weights to the specific factors considered in reaching its determination and did not do so.

     THE BOARD OF DIRECTORS OF NSC RECOMMENDS THAT NSC STOCKHOLDERS VOTE TO APPROVE AND ADOPT THE PLAN.

OPINION OF BT ALEX. BROWN INCORPORATED

     NSC engaged BT Alex. Brown to act as its exclusive financial advisor in connection with the Merger based on BT Alex. Brown's long-standing relationship with NSC and its reputation, experience and expertise in similar transactions. On May 5, 1998, at a meeting of the NSC Board held to evaluate the proposed Merger, BT Alex. Brown rendered to the NSC Board an oral opinion (which opinion was subsequently confirmed by delivery of written opinions dated May 5, 1998 and June 17, 1998) to the effect that, as of such date and based upon and subject to certain matters stated in such opinions, the consideration (the "Consideration") was fair, from a financial point of view, to the holders of NSC Common Stock. On May 5, and June 17, 1998, BT Alex. Brown delivered to the Board of Directors of NSC its written opinions dated as of such dates that, based on the assumptions, matters considered and limits of review set forth therein, the Consideration to be received by NSC stockholders was fair, from a financial point of view, to the stockholders of NSC. The June 17, 1998 opinion is substantially similar to the opinion dated May 5, 1998. No limitations were imposed by the NSC Board upon BT Alex. Brown with respect to the investigations made or the procedures followed by it in rendering its opinion.

     The full text of the written opinion of BT Alex. Brown dated as of June 17, 1998, which sets forth the assumptions made, matters considered and limitations of the review undertaken, is attached as Annex B to this Proxy Statement-Prospectus and is incorporated herein by reference. BT ALEX. BROWN'S OPINION IS DIRECTED TO THE NSC BOARD, ADDRESSES ONLY THE FAIRNESS OF THE CONSIDERATION FROM A FINANCIAL POINT OF VIEW, AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE SPECIAL MEETING. The summary of the opinion of BT Alex. Brown in this Proxy Statement-Prospectus is qualified in its entirety by reference to the full text of such opinion.

     In connection with its opinion, BT Alex. Brown reviewed certain publicly available financial information and other information concerning NSC and HEALTHSOUTH and certain internal analyses and other information furnished to BT Alex. Brown by NSC and HEALTHSOUTH. BT Alex. Brown also held discussions with members of the senior management of NSC and HEALTHSOUTH regarding the businesses and prospects of their respective companies and the joint prospects of a combined company. In addition, BT Alex. Brown (i) reviewed the reported prices and trading activity for the NSC Common Stock and the HEALTHSOUTH Common Stock,
(ii) compared certain financial and stock market information for NSC and HEALTHSOUTH with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which BT Alex. Brown deemed comparable in whole or in part, (iv) reviewed the terms of the Plan and (v) performed such other studies and analyses and considered such other factors as BT Alex. Brown deemed appropriate.

     As described in its opinion, BT Alex. Brown has not independently verified the information described above and for purposes of its opinion has assumed the accuracy and completeness thereof. With respect to the information relating to the prospects of NSC and HEALTHSOUTH, BT Alex. Brown assumed that such information reflects the best currently available judgments and estimates of the managements of NSC and HEALTHSOUTH as to the likely future financial performances of their respective companies and of the combined entity. In addition, BT Alex. Brown has not made an independent evaluation or appraisal of the assets of NSC or HEALTHSOUTH, nor has it been furnished with any such evaluation or appraisal. BT Alex. Brown has assumed that the Merger will qualify as a tax-free transaction for the holders of NSC Common Stock. BT Alex. Brown's opinion is based on market, economic and other conditions as they exist and can be evaluated as of the date of the opinion letter.

     In arriving at its opinion, BT Alex. Brown was not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition of NSC or any of its assets.

     The following is a summary of the material analyses and factors considered by BT Alex. Brown in connection with its opinion to the NSC Board of Directors dated May 5, 1998:

     Analysis of Selected Public Companies. BT Alex. Brown compared certain financial and stock market information for NSC and HEALTHSOUTH with similar information for the following selected publicly held companies in the healthcare industry: (i) in the case of NSC: AmSurg Corp.; American Oncology Resources, Inc.; Physician Reliance Network, Inc.; Renal Care Group, Inc.; and Total Renal Care Holdings, Inc. (the "NSC Selected Companies") and (ii) in the case of
HEALTHSOUTH: Columbia/HCA Healthcare Corporation; Health Care & Retirement Corporation; Health Management Associates, Inc.; Manor Care, Inc.; Quorum Health Group, Inc.; Tenet Healthcare Corp.; and Universal Health Services, Inc. (the "HEALTHSOUTH Selected Companies" and, together with the NSC Selected Companies, the "Selected Companies"). BT Alex. Brown calculated share prices relative to each

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

company's earnings per share ("EPS") for the latest twelve months and calendar years 1998 and 1999, and adjusted market values (equity market value, plus debt, less cash and equivalents) relative to each company's latest twelve months revenues, earnings before interest, taxes, depreciation and amortization ("EBITDA"), and earnings before interest and taxes ("EBIT"). All multiples were based on closing stock prices on May 1, 1998. EPS estimates for HEALTHSOUTH and the Selected Companies were based on analysts' estimates as reported by I/B/E/S, a market research database. EPS estimates for NSC were based on NSC management estimates. This analysis indicated multiples for the NSC Selected Companies of latest twelve months EPS and estimated calendar 1998 and 1999 EPS of 31.4x to 59.4x (with a mean of 42.3x), 23.1x to 33.5x (with a mean of 27.6x) and 17.8x to 24.6x (with a mean of 20.8x), respectively and latest twelve months revenues, EBITDA and EBIT of 1.6x to 5.3x (with a mean of 3.2x), 12.0x to 28.0x (with a mean of 17.7x) and 19.0x to 36.0x (with a mean of 25.6x), respectively. This analysis indicated multiples for the HEALTHSOUTH Selected Companies of latest twelve months EPS and estimated calendar 1998 and 1999 EPS of 21.4x to 47.4x (with a mean of 31.0x), 18.3x to 37.5x (with a mean of 24.3x) and 15.8x to 30.3x (with a mean of 19.9x), respectively, and latest twelve months revenues, EBITDA and EBIT of 1.5x to 5.9x (with a mean of 2.4x), 9.8x to 24.1x (with a mean of 13.2x), and 13.7x to 29.0x (with a mean of 18.8x), respectively. These multiples compare with multiples of latest twelve months and estimated calendar 1998 and 1999 EPS and latest twelve months revenues, EBITDA and EBIT for HEALTHSOUTH of 32.8x, 26.6x, 21.8x, 4.8x, 15.9x and 22.0x, respectively. Based on the closing stock price of HEALTHSOUTH Common Stock on May 1, 1998, the Consideration equated to implied multiples for NSC of latest twelve months and estimated calendar 1998 and 1999 EPS and latest twelve months revenues, EBITDA and EBIT of 42.0x, 32.7x, 26.7x, 5.2x, 19.8x and 26.7x, respectively.

     Analysis of Selected Merger and Acquisition Transactions. BT Alex. Brown reviewed the purchase price and implied transaction multiples paid in the following selected merger and acquisition transactions in the ambulatory surgery center industry, consisting of (acquiror/target): HEALTHSOUTH Corporation / Columbia/HCA Healthcare Corporation surgery centers; HEALTHSOUTH Corporation / Surgical Care Affiliates, Inc.; HEALTHSOUTH Corporation / Sutter Surgery Centers, Inc.; HEALTHSOUTH Corporation / Surgical Health Corporation; and Columbia/HCA Healthcare Corporation / Medical Care America, Inc. (collectively, the "Selected Merger and Acquisition Transactions"). All multiples were based on publicly available information at the time of announcement of such transaction. This analysis indicated multiples for the Selected Merger and Acquisition Transactions of latest twelve months and one-year forward net income and latest twelve months revenues, EBITDA and EBIT of 20.8x to 56.8x (with a mean of 35.3x), 14.9x to 23.8x (with a mean of 19.3x), 1.3x to 4.8x (with a mean of 2.8x), 8.5x to 13.6x (with a mean of 10.3x), and 11.4x to 22.9x (with a mean of 17.9x), respectively. Based on the closing price of HEALTHSOUTH Common Stock on May 1, 1998, the Consideration equated to implied multiples for NSC of latest twelve months net income and one-year forward net income and latest twelve months revenues, EBITDA and EBIT of 43.1x, 30.4x, 5.2x, 19.8x and 26.7x, respectively.

     Discounted Cash Flow Analysis. BT Alex. Brown performed a discounted cash flow analysis of NSC to estimate the present value of the stand-alone, unlevered, after-tax free cash flows that NSC could generate over the periods March 31, 1998 through December 31, 2002 based on internal estimates of the management of NSC. The discounted cash flow analysis was determined by (i) adding (x) the present value at March 31, 1998 of NSC's projected free cash flows over the four-year and nine-month period from March 31, 1998 through December 31, 2002 and (y) the present value of the terminal value for NSC in 2002, and (ii) adding the net cash of NSC at March 31, 1998. The range of estimated terminal values for NSC at the end of 2002 was calculated by applying terminal value multiples ranging from 10.0x to 14.0x to the projected 2002 EBITDA of NSC, representing the estimated values of NSC beyond the year 2002. The cash flows and terminal values of NSC were discounted to present value using discount rates ranging from 12.0% to 16.0%. This analysis yielded equity reference ranges for NSC Common Stock of approximately $20.16 to $32.64 per share.

     Historical Exchange Ratio Analysis. BT Alex. Brown reviewed the historical trading volumes and market prices for NSC Common Stock and HEALTHSOUTH Common Stock and the implied historical exchange ratio of NSC Common Stock and HEALTHSOUTH Common Stock (the closing price of NSC Common Stock divided by the closing price of HEALTHSOUTH Common Stock) based on such market prices as of the 20 trading days prior to and as of May 1, 1998. This analysis indicated average exchange ratios for NSC Common Stock and HEALTHSOUTH Common Stock as of the 20 trading days prior to and as of May 1, 1998 of approximately 0.9272x and 0.9182x, respectively.

     Contribution Analysis. BT Alex. Brown analyzed the relative contributions of NSC and HEALTHSOUTH to the estimated revenue, EBITDA, EBIT and net income of the pro forma combined company for the latest twelve months ended March 31, 1998 for NSC and December 31, 1997 for HEALTHSOUTH, to the estimated net income of the pro forma combined company for calendar years 1998 and 1999 based, in the case of NSC, on internal estimates of the management of NSC and, in the case of HEALTHSOUTH, on analysts' estimates as reported by I/B/E/S, and to the book value at March 31, 1998 for NSC and at December 31, 1997 for HEALTHSOUTH, and compared such contributions to the pro forma ownership of the holders of NSC Common Stock in the pro forma combined company. This analysis indicated that (i) for the latest twelve months, NSC would have contributed approximately 3.6% of the revenues, 3.1% of EBITDA, 3.2% of EBIT and 3.9% of the net income of the pro forma combined company, (ii) in calendar year 1998, NSC would contribute approximately 3.5% of the net income of the pro forma combined company, (iii) in calendar year 1999, NSC would contribute approximately 3.5% of the net income of the pro forma combined company, and (iv) as of March 31, 1998 for NSC and December 31, 1997 for HEALTHSOUTH, NSC would have contributed 4.3% of the book value of the pro forma combined company. Based on the Consideration at May 1, 1998, current holders of NSC Common Stock would own approximately 4.3% of the pro forma combined company upon consummation of the Merger.

     Accretion/Dilution Analysis. BT Alex. Brown analyzed the pro forma effect of the Merger on the EPS of HEALTHSOUTH in calendar years 1998 and 1999, based, in the case of NSC, on EPS estimates of the management of NSC and, in the case of HEALTHSOUTH, on EPS estimates as reported by I/B/E/S, both before and after giving effect to certain cost savings and other potential synergies anticipated by the managements of NSC and HEALTHSOUTH to result from the Merger (excluding non-recurring costs resulting from the Merger). This analysis indicated that the Merger could be dilutive to HEALTHSOUTH's EPS in calendar years 1998 and 1999 without giving effect to certain cost savings and other potential synergies anticipated by the managements of NSC and HEALTHSOUTH to result from the Merger and accretive to HEALTHSOUTH's EPS in calendar years 1998 and 1999 assuming certain levels of cost savings and other potential synergies were achieved (excluding non-recurring costs resulting from the Merger). The actual operating or financial results achieved by the pro forma combined company may vary from projected results and variations may be material as a result of business and market risks, the timing and amount of synergies, the cost associated with achieving such synergies and other factors.

     Historical and Pro Forma Comparison. In connection with its opinion, BT Alex. Brown also reviewed and considered, among other things: (i) historical financial information for NSC and HEALTHSOUTH; (ii) historical trading volumes and market prices for NSC Common Stock and HEALTHSOUTH Common Stock, and movements in NSC Common Stock relative to the S&P 500 Index and the common stock of the NSC Selected Companies and in HEALTHSOUTH Common Stock relative to the S&P 500 Index and the common stock of the HEALTHSOUTH Selected Companies; (iii) historical analysis of HEALTHSOUTH's forward price to earnings ratio relative to the S&P 500 forward price to earnings ratio; (iv) analysts' reports, including growth rate estimates, with respect to NSC and HEALTHSOUTH; and (iv) the ownership profiles of NSC and HEALTHSOUTH.

     The summary set for the above does not purport to be a complete description of the opinion of BT Alex. Brown to the NSC Board or the financial analyses performed and factors considered by BT Alex. Brown in connection with its opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. BT Alex. Brown believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses, without considering all analyses, or selecting portions of the above summary, without considering all factors and analyses, could create a misleading or incomplete view of the processes underlying such

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

analyses and opinion. In performing its analyses, BT Alex. Brown made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of NSC and HEALTHSOUTH. No company, transaction or business used in such analyses as a comparison is identical to NSC, HEALTHSOUTH, or the proposed Merger, nor is an evaluation of the results of such analyses entirely mathematical; rather, such analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions being analyzed. The estimates contained in such analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. BT Alex. Brown's opinion and financial analyses were only one of many factors considered by the NSC Board in its evaluation of the proposed Merger and should not be viewed as determinative of the views of the NSC Board or NSC's management with respect to the Consideration or the Merger.

     NSC selected BT Alex. Brown to serve as its exclusive financial advisor based on BT Alex. Brown's long-standing relationship with NSC and its reputation, experience and expertise in similar transactions. BT Alex. Brown is an internationally recognized investment banking firm and, as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for estate, corporate and other purposes. In the past, BT Alex. Brown has provided various financing services for HEALTHSOUTH and various financing and financial advisory services for NSC, for which services BT Alex. Brown has received customary fees. BT Alex. Brown maintains a market in the NSC Common Stock and regularly publishes research reports regarding the health care industry and the businesses and securities of NSC, HEALTHSOUTH and other publicly owned companies in the health care industry. In the ordinary course of business, BT Alex. Brown may actively trade the securities of NSC and HEALTHSOUTH for its own account and the accounts of its customers and, accordingly, may at any time hold a long or short position in securities of NSC and HEALTHSOUTH.

     Pursuant to a letter agreement dated May 4, 1998 between NSC and BT Alex. Brown, NSC has agreed to pay BT Alex. Brown $1.0 million for rendering its opinion, which amount will be credited against a transaction fee of $3.75 million payable upon consummation of the Merger. In addition, NSC has agreed to reimburse BT Alex. Brown for its reasonable out-of-pocket expenses, including reasonable fees and disbursements of counsel, and to indemnify BT Alex. Brown and certain related parties against certain liabilities, including certain liabilities under the federal securities laws, relating to, or arising out of, its engagement.

     THE SUMMARY OF THE BT ALEX. BROWN OPINION SET FORTH ABOVE IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE BT ALEX. BROWN OPINION DATED JUNE 17, 1998 AND ATTACHED HERETO AS ANNEX B. NSC STOCKHOLDERS ARE URGED TO
READ THE BT ALEX. BROWN OPINION IN ITS ENTIRETY FOR A COMPLETE DESCRIPTION OF THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS OF THE REVIEW UNDERTAKEN.

EFFECTIVE TIME OF THE MERGER

     The Merger will become effective upon the filing of a Certificate of Merger by the Subsidiary and NSC under the DGCL, or at such later time as may be specified in such Certificate of Merger. It is anticipated that such filing will be made as soon as reasonably possible after the Special Meeting and after all regulatory approvals have been obtained, and that the Effective Time will occur upon such filing. There can be, however, no assurance as to whether or when the Merger will occur. See "- Conditions to the Merger" and "- Regulatory Approvals".

EXCHANGE OF CERTIFICATES

     From and after the Effective Time, each holder of a Certificate will be entitled to receive in exchange therefor, upon surrender thereof to the Exchange Agent (as defined in the Plan), a certificate or

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

certificates representing the number of whole shares of HEALTHSOUTH Common Stock into which such holder's NSC Shares have been converted, cash in lieu of fractional shares and any dividends or other distributions to which such holder is entitled as a result of the Merger as provided in the Plan.

     As soon as reasonably practicable after the Effective Time, HEALTHSOUTH will deliver through the Exchange Agent (as defined in the Plan) to each holder of record of NSC Shares at the Effective Time transmittal materials for use in exchanging the Certificates for certificates for shares of HEALTHSOUTH Common Stock. After the Effective Time, there will be no transfers on the stock transfer books of NSC Shares that were issued and outstanding immediately prior to the Effective Time and converted in the Merger.

     No fractional shares of HEALTHSOUTH Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger; instead, HEALTHSOUTH will pay to each holder of NSC Shares who would otherwise be entitled to a fractional share cash in an amount equal to the value of such fractional share of HEALTHSOUTH Common Stock. See "- Terms of the Merger".

     No certificates representing shares of HEALTHSOUTH Common Stock, no fractional share payment and no dividends or other distributions paid on such HEALTHSOUTH Common Stock will be delivered or paid to a holder of a Certificate or Certificates until the Certificates are delivered to HEALTHSOUTH through the Exchange Agent. No interest will be paid on dividends or other distributions or on any fractional share payment which the holder of such shares will be entitled to receive upon such delivery.

     At the Effective Time, holders of NSC Shares immediately prior to the Effective Time will cease to be, and will have no rights as, stockholders of NSC, other than the right to receive the shares of HEALTHSOUTH Common Stock into which such shares have been converted and any fractional share payment and any dividends or other distributions to which they may be entitled under the Plan. Holders of NSC Shares will be treated as stockholders of record of HEALTHSOUTH for purposes of voting at any annual or special meeting of stockholders of HEALTHSOUTH after the Effective Time, both before and after such time as they exchange their Certificates for certificates of HEALTHSOUTH Common Stock as provided in the Plan.

     Neither HEALTHSOUTH nor NSC will be liable to any holder of NSC Shares for any shares of HEALTHSOUTH Common Stock (or dividends or other distributions with respect thereto) or cash in lieu of fractional shares delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

REPRESENTATIONS AND WARRANTIES

     The Plan contains various customary representations and warranties of the parties thereto. The representations and warranties of HEALTHSOUTH and the Subsidiary, made jointly and severally, include representations as to: (i) the corporate organization of the Subsidiary, (ii) the power and authority of the Subsidiary to execute and perform the Plan, (iii) the absence of subsidiaries of the Subsidiary, and (iv) the absence of contracts, liabilities and legal proceedings relating to or affecting the Subsidiary.

     The representations and warranties of HEALTHSOUTH include representations as to: (i) the organization of HEALTHSOUTH; (ii) the power and authority of HEALTHSOUTH to execute, deliver and perform the Plan; (iii) the capitalization of HEALTHSOUTH; (iv) ownership of Subsidiary Common Stock by HEALTHSOUTH; (v) the fact that HEALTHSOUTH has furnished NSC with true and complete copies of certain reports, schedules, registration statements and proxy statements filed by HEALTHSOUTH with the SEC since January 1, 1998, and that such documents did not contain any untrue statements of material facts or omit to state material facts that would be necessary to make the statements therein, under the circumstances under which they were made, not misleading; (vi) HEALTHSOUTH's investment intent with respect to the NSC Shares acquired; (vii) the absence of material legal proceedings against HEALTHSOUTH; (viii) the absence of certain material changes

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

relating to HEALTHSOUTH since the date of the HEALTHSOUTH's document last filed with the SEC; and (ix) the filing of HEALTHSOUTH's tax returns; (x) HEALTHSOUTH's compliance with laws in general; and (xi) HEALTHSOUTH's licenses, accreditations and regulatory approvals.

     The representations and warranties of NSC include representations and warranties as to: (i) the organization and good standing of NSC and its subsidiaries, (ii) the capitalization of NSC, (iii) foreign qualifications, (iv) the power and authority of NSC to execute, deliver and perform the Plan, (v) the fact that NSC has furnished HEALTHSOUTH with true and complete copies of certain reports, schedules, registration statements and proxy statements filed by NSC with the SEC since January 1, 1998, and that such documents did not contain any untrue statements of material facts or omit to state material facts that would be necessary to make the statements therein, under the circumstances under which they were made, not misleading, (vi) certain information provided to HEALTHSOUTH, (vii) the absence of undisclosed material legal proceedings against NSC, (viii) the validity of NSC's material contracts, and (ix) the absence of certain material changes relating to NSC since the date of the NSC document last filed with the SEC.

CONDITIONS TO THE MERGER

     The obligation of HEALTHSOUTH and the Subsidiary to consummate the Merger is subject to, among others, the following conditions: (i) NSC shall have performed all of its agreements as contemplated by the Plan to be performed at or prior to the consummation date of the Merger; (ii) except as otherwise provided therein, the representations and warranties of NSC set forth in the Plan shall be true and correct in all material respects as of the dates specified in the Plan; (iii) HEALTHSOUTH shall have received the opinion of its counsel, Haskell Slaughter & Young, L.L.C., that the Merger constitutes a tax-free reorganization under the Code; and (iv) HEALTHSOUTH shall have received an opinion of NSC's counsel, Bell, Boyd & Lloyd, as to certain matters.

     The obligation of NSC to consummate the Merger is subject to, among others, the following conditions: (i) HEALTHSOUTH and the Subsidiary shall have performed all of their agreements as contemplated by the Plan to be performed at or prior to the consummation of the Merger; (ii) except as otherwise provided therein the representations and warranties of HEALTHSOUTH and the Subsidiary set forth in the Plan shall be true and correct as of the dates specified in the Plan; (iii) NSC shall have received the opinion of its counsel, Bell, Boyd & Lloyd, that the Merger constitutes a tax-free reorganization under the Code; and
(iv) NSC shall have received an opinion of HEALTHSOUTH's counsel, Haskell Slaughter & Young, L.L.C., as to certain matters.

     The obligation of each of HEALTHSOUTH, the Subsidiary and NSC to consummate the Merger is subject to certain additional conditions, including the following:
(i) no order, decree or injunction by a court of competent jurisdiction preventing the consummation of the Merger or imposing any material limitation on the ability of HEALTHSOUTH effectively to exercise full rights of ownership of the common stock of the Surviving Corporation or any material portion of the assets or business of NSC shall be in effect; (ii) no statute, rule or regulation shall have been enacted by the government of the United States or any state, municipality or other political subdivision thereof that makes the consummation of the Merger or any other transaction contemplated by the Plan illegal; (iii) the waiting period under the HSR Act shall have expired or shall have been terminated; (iv) the Registration Statement shall have been declared effective under the Securities Act and shall not be subject to any stop order;
(v) the Merger shall have been approved by the requisite vote of the holders of the outstanding NSC Shares entitled to vote thereon; (vi) the shares of HEALTHSOUTH Common Stock to be issued in connection with the Merger shall have been approved for listing on the NYSE upon official notice of issuance; (vii) The Merger shall have qualified for "pooling of interests" accounting treatment and HEALTHSOUTH and NSC shall have each received letters to that effect from Ernst & Young, dated as of the date of the mailing of the Prospectus-Proxy Statement and the Closing Date; (viii) HEALTHSOUTH and the Subsidiary shall have obtained, or obtained the transfer of, any Licenses (as defined) necessary to allow the Surviving Corporation to operate the NSC facilities, unless the failure to obtain such transfer or approval would not have a material adverse effect on the Surviving Corporation; and (ix) HEALTHSOUTH and the Subsidiary shall have received all required consents, approvals and authori-

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

zations of third parties with respect to all material leases and management agreements to which NSC Subsidiaries or NSC Other Entities are parties, except where failure to do so would not have a material effect on the business of the Surviving Corporation.

REGULATORY APPROVALS

     As conditions precedent to the consummation of the Merger, the Plan requires, among other things: (i) that the HSR Act waiting period has expired or been terminated and (ii) that all other governmental approvals required for the consummation of the Merger have been obtained, except where the failure to obtain such approvals would not have a material adverse effect on the business of the Surviving Corporation.

     HSR Act. The HSR Act prohibits consummation of the Merger until certain information has been furnished to the Antitrust Division of the DOJ and the FTC and certain waiting period requirements have been satisfied. On May 14, 1998, HEALTHSOUTH and NSC made their respective filings with the DOJ and the FTC with respect to the Plan. Under the HSR Act, the filings commenced a waiting period during which the Merger cannot be consummated, which waiting period expired on June 13, 1998.

     Notwithstanding the termination or expiration of the HSR Act waiting period, at any time before or after the Effective Time, the FTC or the DOJ could initiate legal action under the antitrust laws seeking to enjoin the consummation of the Merger or seeking the divestiture by HEALTHSOUTH of any part of its assets or all or any part of the stock or assets of NSC. In addition, certain other persons, such as states' attorneys general and private parties, could challenge the Merger as violative of the antitrust laws and seek to enjoin the consummation of the Merger and, in the case of private persons, also to obtain treble damages. There can be no assurance that a challenge to the Merger on antitrust grounds will not be made or, if such a challenge were made, that it would not be successful.

     HEALTHSOUTH and NSC believe that the Merger does not violate the antitrust laws and intend to resist vigorously any assertion to the contrary by the FTC, the DOJ or others. Any such assertion could delay consummation of the Merger, perhaps for a considerable period. Prior to the Merger, the FTC or the DOJ could seek to enjoin the consummation of the Merger under the federal antitrust laws or require that HEALTHSOUTH or NSC divest assets to avoid such a proceeding. The FTC or DOJ could also, following the Merger, take action under the federal antitrust laws to rescind the Merger, to require divestiture of assets of either HEALTHSOUTH or NSC, or to obtain other relief.

     NSC does not intend to seek any further stockholder approval or authorization of the Plan as a result of any action that the Companies may take to resist or resolve any FTC, DOJ or other objections, unless required to do so by applicable law.

     Other Regulatory Approvals. The operations of each Company are subject to a substantial body of federal, state, local and accrediting body laws, rules and regulations relating to the development, operations and licensing of healthcare businesses and facilities. Many regulatory agencies require that a filing be made to obtain consent to or approval of the Merger. All filings required to be made prior to the date of this Prospectus-Proxy Statement to obtain the consents and approvals required from federal and state healthcare regulatory bodies and agencies have been made. Certain filings cannot, however, be made under applicable laws, rules and regulations until after the Effective Time. As a result of the Merger, certain of the arrangements between NSC and third-party payors may be deemed to have been transferred, requiring the approval and consent of such payors. Although no assurances to this effect can be given, it is anticipated that the Companies will be able to obtain any required regulatory or third-party payor consent or approval.

BUSINESS PENDING THE MERGER

     The Plan provides that, during the period from the date of the Plan to the Effective Time, except as provided in the Plan, NSC will conduct its businesses in the usual, regular and ordinary course in substantially the same manner as previously conducted and will use its best efforts to preserve intact its present business organization, to keep available the services of its key employees and to preserve its relationships with customers, suppliers and others having business dealings with it.

     Under the Plan, NSC has agreed that it will not (other than as required pursuant to or contemplated by the terms of the Plan and related documents), pending the Effective Time without first obtaining the written consent of
HEALTHSOUTH: (i) encumber any asset or enter into any transaction or make any contract or commitment relating to the properties, assets and business of NSC, other than in the ordinary course of business or as otherwise disclosed in the Plan; (ii) enter into any employment contract which is not terminable upon notice of 30 days or less, at will, and without penalty to NSC except as provided in the Plan; (iii) enter into any contract or agreement (a) which cannot be performed within three months or less, or (b) which involves the expenditure of over $100,000; (iv) issue or sell, or agree to issue or sell, any shares of capital stock or other securities of NSC, except upon exercise of currently outstanding stock options or warrants or pursuant to the NSC Employee Stock Purchase Plan; (v) make any contribution, payment or distribution to the trustee under any bonus, pension, profit-sharing or retirement plan or incur any obligation to make any such payment or contribution which is not in accordance with NSC's usual past practice, or establish or enter into any other plan or contract or arrangement providing for bonuses, executive incentive compensation, pensions, deferred compensation, retirement payments, profit-sharing or the like, or terminate any Plan; (vi) extend credit to anyone, except in the ordinary course of business consistent with prior practices; (vii) guarantee the obligation of any person, firm or corporation, except in the ordinary course of business consistent with prior practices; (viii) amend its Certificate of Incorporation or Bylaws; (ix) discharge or satisfy any material lien or encumbrance, or pay or satisfy any material obligation or liability (absolute, accrued, contingent or otherwise) other than (a) liabilities shown or reflected on NSC's consolidated balance sheet at December 31, 1997 (the "NSC Balance Sheet") or (b) liabilities incurred in the ordinary course of business since the date of the NSC document last filed with the SEC which discharge or satisfaction would have a material adverse effect on NSC; (x) increase or establish any reserve for taxes or any other liability on its books or otherwise provide therefor that would have a material adverse effect on NSC, except as relates to the consolidated results of operations of NSC since the date of the NSC Balance Sheet; or (xi) grant any general or uniform increase in the rates of pay of employees or grant any increase in salary payable or to become payable by NSC to any officer, employee, consultant or agent of NSC (other than normal merit increases) or by means of any bonus or pension plan, contract or other commitment, increase the compensation of any officer, employee, consultant or agent of NSC.

WAIVER AND AMENDMENT

     The Plan provides that, at any time prior to the Effective Time, HEALTHSOUTH and NSC may (i) extend the time for the performance of any of the obligations or other acts of the other party contained in the Plan; (ii) waive any inaccuracies in the representations and warranties of the other party contained in the Plan or in any document delivered pursuant to the Plan; and
(iii) subject to the limitations regarding amendment of the Plan described in the following sentence, and except for certain mutual conditions to closing, waive compliance with the agreements or conditions under the Plan. In addition, the Plan may be amended at any time upon the written agreement of HEALTHSOUTH and NSC without the approval of stockholders of either Company, except that after the Special Meeting no amendment may be made which by law requires a further approval by the stockholders of NSC without obtaining such further approvals.

TERMINATION

     The Plan may be terminated at any time prior to the Effective Time, whether before or after approval of the Plan by the stockholders of NSC: (i) by mutual written consent of HEALTHSOUTH and NSC; (ii) by either HEALTHSOUTH or NSC if there is a material breach on the part of the other party of any representation, warranty, covenant or other agreement set forth in the Plan which is not cured as provided in the Plan; (iii) by either HEALTHSOUTH or NSC if any governmental entity or court of competent jurisdiction shall have issued a final, permanent order, decree, or ruling or other action enjoining or otherwise prohibiting the Merger and such order, decree, or ruling or other action shall have become non-appealable; (iv) by either HEALTHSOUTH or NSC if the Merger has not been consummated on or before November 30, 1998 (or such later date as may be determined under the Plan), unless the failure to consummate the Merger by such time is due to the breach of the Plan by the party seeking to terminate the Plan; (v) by either HEALTHSOUTH or NSC if any required approval of the Plan by stockholders of NSC has not been obtained by the required votes at a duly held meeting of stockholders; (vi) by either HEALTHSOUTH or NSC if any of the conditions to the obligation of such party to effect the Merger is not capable of being satisfied prior to November 30, 1998, unless such period is extended; or (vii) by NSC, if the Board of Directors of NSC, in the exercise of its fiduciary duties under applicable law, has (w) determined not to recommend the Merger to the holders of NSC Common Stock, (x) withdrawn such recommendation, (y) approved, recommended or endorsed any Acquisition Transaction other than the Plan or (z) resolved to take any of such actions. For the purposes of clause (vii), an "Acquisition Transaction" means a merger, purchase of assets, purchase of or tender offer for shares of NSC stock or any similar transaction (other than the Merger).

BREAK-UP FEE; THIRD PARTY BIDS

     If the Plan is terminated by NSC for the reason set forth in clause (vii) under "- Termination" above and within one year after the effective date of such termination NSC is the subject of a Third Party Acquisition Event (as defined in the Plan), then at the time of consummation of such a Third Party Acquisition Event, NSC shall pay to HEALTHSOUTH a break-up fee of $15,000,000.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendations of the Board of Directors of NSC with respect to the Plan and the transactions contemplated thereby, stockholders of NSC should be aware that certain members of the management of NSC and the Board of Directors of NSC have certain interests in the Merger that are in addition to the interests of the stockholders generally.

     In connection with the Merger, HEALTHSOUTH anticipates that it will enter into Consulting and Non-Competition Agreements with each of E. Timothy Geary, Bryan S. Fisher, Dennis D. Solheim and Dennis Zamojski, pursuant to which they will act as consultants to HEALTHSOUTH with respect to various matters, including transition issues, industry presentations, business development and strategic planning.

     In addition, pursuant to the terms of NSC's stock option plans, certain NSC stock options that are not fully vested prior to the Effective Time will accelerate and vest in full as a result of the Merger at the Effective Time. Certain directors and members of NSC management hold such options.

     Further, under the Plan HEALTHSOUTH has agreed that after the Effective Time it will indemnify the current and former officers, directors and employees of NSC against any liabilities arising in whole or in part: (i) out of the fact that such person was an officer, director or employee of NSC; or (ii) out of, or pertaining to, the Plan. As part of such indemnification, HEALTHSOUTH has also agreed that after the Effective Time it will provide to any such indemnified party the indemnification rights that such party would have had under the NSC Certificate of Incorporation or NSC Bylaws immediately prior to the Effective Time, until any applicable statute of limitations shall have expired.

INDEMNIFICATION

     The Plan provides that NSC shall, and after the Effective Time HEALTHSOUTH and the Surviving Corporation shall, indemnify, defend and hold harmless each person who is, or has ever been at any time prior to the Effective Time, an officer, director or employee of NSC or any of its subsidiaries (the "Indemnified Parties") against all losses, claims, damages, costs, expenses, liabilities or judgments, or amounts that are paid in settlement with the approval of the indemnifying party in connection with any claim arising, in whole or in part, out of the fact that such person is or was a director, officer or employee of NSC and pertaining to a matter occurring or existing at or prior to the Effective Time.

ACCOUNTING TREATMENT

     Consummation of the Merger is conditioned upon the receipt by HEALTHSOUTH and NSC of a letter from Ernst & Young LLP, HEALTHSOUTH's independent auditors, regarding that firm's concurrence with the conclusions of the managements of HEALTHSOUTH and NSC, respectively, as to the appropriateness of pooling-of-interests accounting for the Merger under APB 16 if closed and consummated in accordance with the Plan. HEALTHSOUTH and NSC have agreed not to intentionally take or cause to be taken any action that would disqualify the Merger as a pooling of interests for accounting purposes.

     Under the pooling-of-interests method of accounting, the historical basis of the assets and liabilities of HEALTHSOUTH and NSC will be combined at the Effective Time and carried forward at their previously recorded amounts, the stockholders' equity accounts of HEALTHSOUTH and NSC will be combined on HEALTHSOUTH's consolidated balance sheet and no goodwill or other intangible assets will be created. Financial statements of HEALTHSOUTH issued after the Merger will be restated retroactively to reflect the consolidated operations of HEALTHSOUTH and NSC as if the Merger had taken place prior to the periods covered by such financial statements.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following is a discussion of the principal federal income tax consequences of the Merger to the holders of NSC Shares. The discussion is based on currently existing provisions of the Code, Treasury Regulations thereunder, administrative rulings and court decisions. All of the foregoing are subject to change and any such change can affect the continuing validity of this discussion.  This  summary  applies  to holders of NSC Shares who hold their NSC
Shares as capital assets. This summary does not discuss all aspects of income taxation that may be relevant to a particular holder of NSC Shares in light of such holder's specific circumstances or to certain types of holders subject to special treatment under the federal income tax laws (for example, foreign persons, dealers in securities, banks and other financial institutions, insurance companies, tax-exempt organizations and holders who acquired NSC Shares pursuant to the exercise of options or otherwise as compensation or through a tax-qualified retirement plan or holders who are subject to the alternative minimum tax provisions of the Code), and it does not discuss any aspect of state, local, foreign or other tax law.

     NSC has received an opinion regarding all material federal income tax consequences with respect to the Merger from its counsel, Bell, Boyd & Lloyd ("BB&L"), and HEALTHSOUTH has received a similar opinion from its counsel, Haskell Slaughter & Young, L.L.C. ("Haskell Slaughter", and together with BB&L, "Tax Counsel"). Based on the conditions and qualifications discussed herein, such opinions collectively state that for federal income tax purposes the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code and that the material federal income tax consequences of the Merger will be that: (i) no gain or loss will be recognized by HEALTHSOUTH, the Subsidiary or NSC as a result of the Merger; (ii) no gain or loss will be recognized by the stockholders of NSC upon the exchange of their NSC Shares solely for shares of HEALTHSOUTH Common Stock pursuant to the Merger, except that a NSC stockholder who receives cash proceeds in lieu of a fractional share of HEALTHSOUTH Common Stock will recognize gain or loss equal to the difference, if any, between such stockholder's tax basis allocated to such fractional share (as described in clause (iii) below) and the amount of cash received, and such gain or loss will constitute capital gain or loss if such stockholder's NSC Shares with respect to which gain or loss is recognized are held as a capital asset at the Effective Time and such payment in lieu of the fractional shares is not essentially equivalent to a dividend within the meaning of Section 302(b)(l) of the Code;
(iii) the aggregate tax basis of the shares of the HEALTHSOUTH Common Stock received solely in exchange for NSC Shares pursuant to the Merger (including fractional shares of HEALTHSOUTH Common Stock for which cash is received) will be the same as the aggregate tax basis of the NSC Shares exchanged therefor; and
(iv) the holding period for HEALTHSOUTH Common Stock received in exchange for NSC Shares pursuant to the Merger will include the holding period of the NSC Shares exchanged therefor, provided such NSC Shares were held as a capital asset at the Effective Time.

     Neither HEALTHSOUTH nor NSC has requested or will receive an advance ruling from the Internal Revenue Service (the "Service") as to the federal income tax consequences of the Merger. In rendering their opinions, Tax Counsel has received and relied upon representations contained in certificates of HEALTHSOUTH, the Subsidiary, NSC and others. Tax Counsel's opinions are subject to certain limitations and qualifications and are based upon the truth and accuracy of these representations and upon certain factual assumptions and represent Tax Counsel's best legal judgment. The tax opinions are not binding on the Service or the courts and do not preclude the Service from adopting a contrary position.

     EACH HOLDER OF NSC SHARES IS URGED TO CONSULT SUCH HOLDER'S TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO SUCH HOLDER, INCLUDING THE APPLICATION OF STATE, LOCAL, FEDERAL AND FOREIGN TAX LAWS.

RESALE OF HEALTHSOUTH COMMON STOCK BY AFFILIATES

     The offering, sale and delivery of shares of HEALTHSOUTH Common Stock to be issued to holders of NSC Shares in connection with the Merger have been registered under the Securities Act. HEALTHSOUTH Common Stock received by the stockholders of NSC upon consummation of the Merger will be freely transferable under the Securities Act, except for shares issued to any person who may be deemed an "Affiliate" of NSC or HEALTHSOUTH within the meaning of Rule 145 under the Securities Act. "Affiliates" are generally defined as persons who control, are controlled by, or are under common control with NSC or HEALTHSOUTH at the time of the Special Meeting (generally, directors, certain executive officers and major stockholders). Affiliates of NSC or HEALTHSOUTH may not sell their shares of HEALTHSOUTH Common Stock acquired in connection with the Merger, except pursuant to an effective registration statement under the Securities Act covering such shares or in compliance with Rule 145 or another applicable exemption from the registration requirements of the Securities Act. In general, under Rule 145, for one year following the Effective Time, an Affiliate (together with certain related persons) would be entitled to sell shares of HEALTHSOUTH Common Stock acquired in connection with the Merger only through unsolicited "brokers' transactions" or in transactions directly with a "market maker," as such terms are defined in Rule 144 under the Securities Act. Additionally, the number of shares to be sold by an Affiliate (together with certain related persons and certain persons acting in concert) within any three-month period during such one-year period for purposes of Rule 145 may not exceed the greater of (i) 1% of the outstanding shares of HEALTHSOUTH Common Stock or (ii) the average weekly trading volume of such stock during the four calendar weeks preceding such sale. The resale provisions of Rule 145 will remain available to Affiliates only if HEALTHSOUTH remains current with its information filings with the SEC under the Exchange Act. One year after the Effective Time, an Affiliate will be able to sell such HEALTHSOUTH Common Stock without such manner of sale or volume limitations if HEALTHSOUTH is current with its Exchange Act information filings and such Affiliate is not then an Affiliate of HEALTHSOUTH. Two years after the Effective Time, an Affiliate will be able to sell such shares of HEALTHSOUTH Common Stock without any restrictions so long as such Affiliate was not an Affiliate of HEALTHSOUTH for at least three months prior thereto.

     NSC has agreed to use its reasonable, good faith efforts to cause each holder of NSC Shares deemed to be an Affiliate of NSC to enter into an agreement providing that such Affiliate will not sell, pledge, transfer or otherwise dispose of shares of HEALTHSOUTH Common Stock to be received by such person in the Merger, except in compliance with the applicable provisions of the Securities Act and the rules and regulations thereunder.

NO APPRAISAL RIGHTS

     Under the DGCL, holders of NSC Common Stock will not be entitled to dissenters' rights of appraisal in connection with the Merger.

NO SOLICITATION OF TRANSACTIONS

     Subject to the provisions described in the next paragraph, NSC has agreed that it will not, and will not suffer any of its directors, officers, employees, agents or representatives to, directly or indirectly, (i) encourage, solicit, participate in or initiate discussions or negotiations with or (ii) provide any information to any entity concerning any merger, sale of assets, sale of or tender offer for shares of NSC Common Stock or similar transaction involving NSC from the date of the Plan through the Effective Time.

     Notwithstanding the provisions described in the preceding paragraph, under the Plan, NSC may (i), directly or indirectly, furnish information and access, in response to an unsolicited request therefor, to any entity pursuant to appropriate confidentiality agreements, and (ii) participate in discussions and negotiate with an entity concerning any proposal to acquire NSC upon an Acquisition Transaction, if the Board of Directors of NSC determines in its good faith judgment in the exercise of its fiduciary duties or the exercise of its duties under Rule 14e-2 under the Exchange Act, after consultation with legal counsel and its financial advisors, that such action is appropriate in furtherance of the best interest of its stockholders. NSC shall promptly notify HEALTHSOUTH if it shall, on or after the date of the Plan, have entered into a confidentiality agreement with any third party in response to any unsolicited request for information and access in connection with a possible Acquisition Transaction involving such party, such notification to include the identity of such third party.

EXPENSES

     The Plan provides that, except as described under "- Breakup Fee; Third Party Bids", all costs and expenses incurred in connection with the Plan and the transactions contemplated thereby shall be paid by the party incurring such expense, except that expenses of printing and mailing this Prospectus-Proxy Statement shall be shared equally by HEALTHSOUTH and NSC.

NYSE LISTING

     A listing application will be filed with the NYSE to list the shares of HEALTHSOUTH Common Stock to be issued to NSC stockholders in connection with the Merger. Although no assurance can be given that the shares of HEALTHSOUTH Common Stock so issued will be accepted for listing, HEALTHSOUTH anticipates that these shares will qualify for listing on the NYSE upon official notice of issuance thereof. It is a condition to the Merger that such shares of HEALTHSOUTH Common Stock be approved for listing on the NYSE upon official notice of issuance at the Effective Time.

              SELECTED CONSOLIDATED FINANCIAL DATA - HEALTHSOUTH

     Set forth below is a summary of selected consolidated financial data for HEALTHSOUTH for the years indicated. All amounts have been restated to reflect the effects of the 1994 acquisition of ReLife, Inc. ("ReLife"), the 1995 Surgical Health Corporation ("SHC") and Sutter Surgery Centers, Inc. ("SSCI") acquisitions, the 1996 Surgical Care Affiliates, Inc. ("SCA") and Advantage Health Corporation ("Advantage Health") acquisitions and the 1997 Health Images, Inc. ("Health Images") acquisition, each of which was accounted for as a pooling of interests.

                                                                             YEAR ENDED DECEMBER 31,
                                                                    -----------------------------------------
                                                                         1993          1994          1995
                                                                    ------------- ------------- -------------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
 Revenues .........................................................  $1,055,295    $1,726,321    $2,118,681

 Operating unit expenses ..........................................     715,189     1,207,707     1,441,059
 Corporate general and administrative expenses ....................      43,378        67,798        65,424
 Provision for doubtful accounts ..................................      22,677        35,740        42,305
 Depreciation and amortization ....................................      75,425       126,148       160,901
 Merger and acquisition related expenses (1) ......................         333         6,520        19,553
 Loss on impairment of assets (2) .................................           -        10,500        53,549
 Loss on abandonment of computer project ..........................           -         4,500             -
 Loss on disposal of surgery centers ..............................           -        13,197             -
 NME Selected Hospitals Acquisition related expense ...............      49,742             -             -
 Interest expense .................................................      25,884        74,895       105,517
 Interest income ..................................................      (6,179)       (6,658)       (8,009)
 Gain on sale of partnership interest .............................      (1,400)            -             -
 Gain on sale of MCA Stock ........................................           -        (7,727)            -
                                                                     ----------    ----------    ----------
                                                                        925,049     1,532,620     1,880,299
                                                                     ----------    ----------    ----------
 Income from continuing operations before income taxes,
  minority interests and extraordinary item .......................     130,246       193,701       238,382
 Provision for income taxes .......................................      40,450        68,560        86,161
                                                                     ----------    ----------    ----------
                                                                         89,796       125,141       152,221
 Minority interests ...............................................      29,549        31,665        43,753
                                                                     ----------    ----------    ----------
 Income from continuing operations before extraordi-
  nary item .......................................................      60,247        93,476       108,468
 Income from discontinued operations ..............................       3,986        (6,528)       (1,162)
 Extraordinary item (2) ...........................................           -             -        (9,056)
                                                                     ----------    ----------    ----------
  Net income ......................................................  $   64,233    $   86,948    $   98,250
                                                                     ==========    ==========    ==========
 Weighted average common shares outstanding (3)(6) ................     265,502       273,480       289,594
                                                                     ==========    ==========    ==========
 Net income per common share: (3)(6)
  Continuing operations ...........................................  $     0.23    $     0.34    $     0.37
  Discontinued operations .........................................        0.01         (0.02)         0.00
  Extraordinary item ..............................................           -             -         (0.03)
                                                                     ----------    ----------    ----------
                                                                     $     0.24    $     0.32    $     0.34
                                                                     ==========    ==========    ==========
  Weighted average common shares outstanding - as-
   suming dilution(3)(4)(6) .......................................     275,366       300,758       320,018
                                                                     ==========    ==========    ==========
  Net income per common share - assuming dilution:
   (3)(4)(6)
  Continuing operations ...........................................  $     0.22    $     0.32    $     0.35
  Discontinued operations .........................................        0.01         (0.02)         0.00
  Extraordinary item ..............................................           -             -         (0.03)
                                                                     ----------    ----------    ----------
                                                                     $     0.23    $     0.30    $     0.32
                                                                     ==========    ==========    ==========

                                                                                                    THREE MONTHS
                                                                      YEAR ENDED DECEMBER 31,      ENDED MARCH 31,
                                                                    ---------------------------  --------------------
                                                                         1996          1997         1997        1998
                                                                         ----          ----         ----        ----
                                                                     (IN THOUSANDS, EXCEPT PER
                                                                                     SHARE DATA)
INCOME STATEMENT DATA:
 Revenues .........................................................  $2,568,155    $3,017,269    $691,631    $907,663

 Operating unit expenses ..........................................   1,667,248     1,888,435     438,289     561,491
 Corporate general and administrative expenses ....................      79,354        82,757      17,849      26,424
 Provision for doubtful accounts ..................................      58,637        71,468      14,713      21,753
 Depreciation and amortization ....................................     207,132       250,010      57,371      73,382
 Merger and acquisition related expenses (1) ......................      41,515        15,875      15,875           -
 Loss on impairment of assets (2) .................................      37,390             -           -           -
 Loss on abandonment of computer project ..........................           -             -           -           -
 Loss on disposal of surgery centers ..............................           -             -           -           -
 NME Selected Hospitals Acquisition related expense ...............           -             -           -           -
 Interest expense .................................................      98,751       111,504      25,673      28,336
 Interest income ..................................................      (6,034)       (4,414)     (1,038)     (1,641)
 Gain on sale of partnership interest .............................           -             -           -           -
 Gain on sale of MCA Stock ........................................           -             -           -           -
                                                                     ----------    ----------    --------    --------
                                                                      2,183,993     2,415,635     568,732     709,745
                                                                     ----------    ----------    --------    --------
 Income from continuing operations before income taxes,
  minority interests and extraordinary item .......................     384,162       601,634     122,899     197,918
 Provision for income taxes .......................................     143,929       206,153      42,411      70,219
                                                                     ----------    ----------    --------    --------
                                                                        240,233       395,481      80,488     127,699
 Minority interests ...............................................      50,369        64,873      15,908      18,331
                                                                     ----------    ----------    --------    --------
 Income from continuing operations before extraordi-
  nary item .......................................................     189,864       330,608      64,580     109,368
 Income from discontinued operations ..............................           -             -           -           -
 Extraordinary item (2) ...........................................           -             -           -           -
                                                                     ----------    ----------    --------    --------
  Net income ......................................................  $  189,864    $  330,608    $ 64,580    $109,368
                                                                     ==========    ==========    ========    ========
 Weighted average common shares outstanding (3)(6) ................     321,367       346,872     327,727     398,496
                                                                     ==========    ==========    ========    ========
 Net income per common share: (3)(6)
  Continuing operations ...........................................  $     0.59    $     0.95    $   0.20    $   0.27
  Discontinued operations .........................................           -             -           -           -
  Extraordinary item ..............................................           -             -           -           -
                                                                     ----------    ----------    --------    --------
                                                                     $     0.59    $     0.95    $   0.20    $   0.27
                                                                     ==========    ==========    ========    ========
  Weighted average common shares outstanding - as-
   suming dilution(3)(4)(6) .......................................     349,033       365,546     354,998     412,253
                                                                     ==========    ==========    ========    ========
  Net income per common share - assuming dilution:
   (3)(4)(6)
  Continuing operations ...........................................  $     0.55    $     0.91    $   0.18    $   0.27
  Discontinued operations .........................................           -             -           -           -
  Extraordinary item ..............................................           -             -           -           -
                                                                     ----------    ----------    --------    --------
                                                                     $     0.55    $     0.91    $   0.18    $   0.27
                                                                     ==========    ==========    ========    ========

                                                                    DECEMBER 31,
                                          ----------------------------------------------------------------   MARCH 31,
                                              1993         1994         1995         1996         1997         1998
                                              ----         ----         ----         ----         ----         ----
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
 Cash and marketable securities .........  $  153,011   $  134,040   $  159,793   $  153,831   $  152,399   $  205,079
 Working capital ........................     300,876      308,770      406,601      564,529      566,751      915,553
 Total assets ...........................   2,000,566    2,355,920    3,107,808    3,529,706    5,401,053    5,791,806
 Long-term debt (5) .....................   1,028,610    1,164,135    1,453,018    1,560,143    1,601,824    1,973,499
 Stockholders' equity ...................     727,737      837,160    1,269,686    1,569,101    3,157,428    3,322,296

---------
(1) Expenses related to SHC's Ballas Merger in 1993, the ReLife and Heritage Acquisitions in 1994, the SHC, SSCI and NovaCare Rehabilitation Hospitals
    Acquisitions in 1995, the SCA, Advantage Health, PSCM and ReadiCare Acquisitions in 1996, and the Health Images Acquisition in 1997.

(2) See "Notes to Consolidated Financial Statements".

(3) Adjusted to reflect a two-for-one stock split effected in the form of a 100% stock dividend paid on April 17, 1995 and a two-for-one stock split effected in the form of a 100% stock dividend paid on March 17, 1997.

(4) Diluted earnings per share in 1994, 1995, 1996 and 1997 reflect shares reserved for issuance upon conversion of HEALTHSOUTH's 5% Convertible Subordinated Debentures due 2001. Substantially all of such Debentures were converted into shares of HEALTHSOUTH's Common Stock in 1997.

(5) Includes current portion of long-term debt.

(6) Earnings per share amounts prior to 1997 have been restated as required to comply with Statement of Financial Accounting Standards No. 128, "Earnings Per Share". For further discussion, see Note 1 of "Notes to Consolidated Financial Statements".

                  SELECTED CONSOLIDATED FINANCIAL DATA - NSC

     The following statements of operations data and balance sheet data for the periods ended December 31, 1993 through December 31, 1997 have been derived from NSC's audited consolidated financial statements. The information set forth below is qualified by reference to and should be read in conjunction with the consolidated financial statements and related notes incorporated by reference herein.


                                                                       YEAR ENDED DECEMBER 31,
                                                  -----------------------------------------------------------------
                                                      1993         1994         1995         1996          1997
                                                  ------------ ------------ ------------ ------------ -------------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:(1)
 Net revenues ...................................  $   35,230    $ 41,707     $ 53,165     $ 77,359     $ 102,632
 Writedown of goodwill(2) .......................     (50,871)          -            -            -             -
 Operating income (loss)(2) .....................     (44,385)      7,566       10,237       17,205        26,920
 Interest expense ...............................       4,016       4,186        4,139        2,616         1,025
 Income (loss) before income taxes and ex-
  traordinary item(2) ...........................     (49,463)      2,511        5,080       11,993        20,104
 Income (loss) before extraordinary item(2) .....     (43,236)      1,493        3,099        7,377        12,589
 Net income (loss)(2) ...........................     (43,236)      1,120        2,846        6,914        12,451
 Diluted income (loss) per common share:
 Income (loss) before extraordinary item(2) .....  $    (7.57)   $   0.23     $   0.38     $   0.50     $    0.67
 Extraordinary item .............................           -       (0.06)       (0.03)       (0.03)        (0.01)
                                                   ----------    --------     --------     --------     ---------
 Net income (loss)(2) ...........................  $    (7.57)   $   0.17     $   0.35     $   0.47     $    0.66
                                                   ==========    ========     ========     ========     =========
 Diluted weighted average number of common
  and common equivalent shares outstanding.             5,715       6,404        8,186       15,204        18,834


                                                        THREE MONTHS
                                                       ENDED MARCH 31,
                                                  -------------------------
                                                      1997         1998
                                                  ------------ ------------

STATEMENTS OF OPERATIONS DATA:(1)
 Net revenues ...................................   $ 22,116     $ 31,034
 Writedown of goodwill(2) .......................          -            -
 Operating income (loss)(2) .....................      5,215        8,854
 Interest expense ...............................        153          314
 Income (loss) before income taxes and ex-
  traordinary item(2) ...........................      4,161        6,123
 Income (loss) before extraordinary item(2) .....      2,611        3,766
 Net income (loss)(2) ...........................      2,611        3,766
 Diluted income (loss) per common share:
 Income (loss) before extraordinary item(2) .....   $    .14     $    .20
 Extraordinary item .............................          -            -
                                                    --------     --------
 Net income (loss)(2) ...........................   $    .14     $    .20
                                                    ========     ========
 Diluted weighted average number of common
  and common equivalent shares outstanding.           18,692       19,132



                                                                      DECEMBER 31,                              MARCH 31,
                                             --------------------------------------------------------------   ------------
                                                 1993         1994        1995         1996         1997          1998
                                             -----------   ---------   ----------   ----------   ----------   ------------

                                                                            (IN THOUSANDS)

BALANCE SHEET DATA:(1)
 Working capital .........................    $  2,789      $ 6,300     $22,145      $ 59,968     $ 46,166      $ 39,013
 Total assets ............................      49,393       56,954      82,287       142,252      169,951       177,264
 Long-term debt, less current installments      41,882       38,200      17,005         6,990       10,466        10,517
 Shareholders' equity (deficit) ..........      (3,134)       6,724      48,192       117,669      136,795       140,988


----------

(1) NSC's financial statements for the periods presented are not strictly comparable due to the significant effect that acquisitions have on such statements.

(2) Operating results for the year ended December 31, 1993, include a non-recurring charge of approximately $50.9 million ($43.8 million after tax benefit), principally incurred in connection with the writedown of goodwill.

                            BUSINESS OF HEALTHSOUTH

GENERAL

     HEALTHSOUTH is the nation's largest provider of outpatient surgery and rehabilitative healthcare services. It provides these services through its national network of outpatient and inpatient rehabilitation facilities, outpatient surgery centers, diagnostic centers, occupational medicine centers, medical centers and other healthcare facilities. HEALTHSOUTH believes that it provides patients, physicians and payors with high-quality healthcare services at significantly lower costs than traditional inpatient hospitals. Additionally, HEALTHSOUTH's national network, reputation for quality and focus on outcomes has enabled it to secure contracts with national and regional managed care payors. At March 31, 1998, HEALTHSOUTH had over 1800 patient care locations in 50 states, the United Kingdom and Australia.

     In its outpatient and inpatient rehabilitation facilities, HEALTHSOUTH provides interdisciplinary programs for the rehabilitation of patients experiencing disability due to a wide variety of physical conditions, such as stroke, head injury, orthopaedic problems, neuromuscular disease and sports-related injuries. HEALTHSOUTH's rehabilitation services include physical therapy, sports medicine, work hardening, neurorehabilitation, occupational therapy, respiratory therapy, speech-language pathology and rehabilitation nursing. Independent studies have shown that rehabilitation services like those provided by HEALTHSOUTH can save money for payors and employers.

     In addition to its rehabilitation facilities, HEALTHSOUTH operates the largest network of freestanding outpatient surgery centers in the United States. HEALTHSOUTH's outpatient surgery centers provide the facilities and medical support staff necessary for physicians to perform non-emergency surgical procedures. While outpatient surgery is widely recognized as generally less expensive than surgery performed in a hospital, HEALTHSOUTH believes that outpatient surgery performed at a freestanding outpatient surgery center is generally less expensive than hospital-based outpatient surgery. Over 80% of HEALTHSOUTH's surgery center facilities are located in markets served by its rehabilitative service facilities, enabling the Company to pursue opportunities for cross-referrals.

     HEALTHSOUTH is also among the largest operators of outpatient diagnostic centers and occupational medicine centers in the United States. Most of HEALTHSOUTH's diagnostic centers and occupational medicine centers operate in markets where HEALTHSOUTH also provides rehabilitative healthcare and outpatient surgery services. HEALTHSOUTH believes that its ability to offer a comprehensive range of its services in a particular geographic market makes HEALTHSOUTH more attractive to both patients and payors in such market.

     Over the last three years, HEALTHSOUTH has completed several significant acquisitions in the rehabilitation business and has expanded into the surgery center, diagnostic and occupational medicine businesses. HEALTHSOUTH believes that these acquisitions complement its historical operations and enhance its market position. HEALTHSOUTH further believes that its expansion into the outpatient surgery, diagnostic and occupational medicine businesses provides it with platforms for future growth. HEALTHSOUTH is continually evaluating potential acquisitions in the outpatient and rehabilitative healthcare services industry.

     HEALTHSOUTH was organized as a Delaware corporation in February 1984. HEALTHSOUTH's principal executive offices are located at One HealthSouth Parkway, Birmingham, Alabama 35243, and its telephone number is (205) 967-7116.

COMPANY STRATEGY

     HEALTHSOUTH's principal objective is to be the provider of choice for patients, physicians and payors alike for outpatient surgery and rehabilitative healthcare services throughout the United States. HEALTHSOUTH's growth strategy is based upon four primary elements: (i) the implementation of HEALTHSOUTH's integrated service model in appropriate markets, (ii) successful marketing to managed care organizations and other payors, (iii) the provision of high-quality, cost-effective healthcare services, and (iv) the expansion of its national network.

o Integrated Service Model. HEALTHSOUTH seeks, where appropriate, to provide an integrated system of healthcare services, including outpatient rehabilitation services, inpatient rehabilitation services, ambulatory surgery services and outpatient diagnostic services. HEALTHSOUTH believes that its integrated system offers payors the convenience of dealing with a single provider for multiple services. Additionally, it believes that its facilities can provide extensive cross-referral opportunities. For example, HEALTHSOUTH estimates that approximately one-third of its outpatient rehabilitation patients have had outpatient surgery, virtually all inpatient rehabilitation patients will require some form of outpatient rehabilitation, and virtually all inpatient rehabilitation patients have had some type of diagnostic procedure. HEALTHSOUTH has implemented its Integrated Service Model in certain of its markets, and intends to expand the model into other appropriate markets.

o Marketing to Managed Care Organizations and Other Payors. Since the late 1980s, HEALTHSOUTH has focused on the development of contractual relationships with managed care organizations, major insurance companies, large regional and national employer groups and provider alliances and networks. HEALTHSOUTH's documented outcomes and experience with several hundred thousand patients in delivering quality healthcare services at reasonable prices has enhanced its attractiveness to such entities and has given HEALTHSOUTH a competitive advantage over smaller and regional competitors. These relationships have increased patient flow to HEALTHSOUTH's facilities and contributed to HEALTHSOUTH's same-store growth.

o Cost-Effective Services. HEALTHSOUTH's goal is to provide high-quality healthcare services in cost-effective settings. To that end, HEALTHSOUTH has developed standardized clinical protocols for the treatment of its patients. This results in "best practices" techniques being utilized at all of HEALTHSOUTH's facilities, allowing the consistent achievement of demonstrable, cost-effective clinical outcomes. HEALTHSOUTH's reputation for its clinical programs is enhanced through its relationships with major universities throughout the nation, and its support of clinical research in its facilities. Further, independent studies estimate that, for every dollar spent on rehabilitation, $11 to $35 is saved. Finally, surgical procedures typically are less expensive in outpatient surgery centers than in hospital settings. HEALTHSOUTH believes that outpatient and rehabilitative healthcare services will assume increasing importance in the healthcare environment as payors continue to seek to reduce overall costs by shifting patients to more cost-effective treatment settings.

o Expansion of National Network. As the largest provider of outpatient surgery and rehabilitative healthcare services in the United States, HEALTHSOUTH is able to realize economies of scale and compete successfully for national contracts with large payors and employers while retaining the flexibility to respond to particular needs of local markets. The national network affords HEALTHSOUTH the opportunity to offer large national and regional employers and payors the convenience of dealing with a single provider, to utilize greater buying power through centralized purchasing, to achieve more efficient costs of capital and labor and to more effectively recruit and retain clinicians. HEALTHSOUTH believes that its recent acquisitions in the outpatient surgery, diagnostic imaging and occupational medicine fields will further enhance its national presence by broadening the scope of its existing services and providing new opportunities for growth. These national benefits are realized without sacrificing local market responsiveness. HEALTHSOUTH's objective is to provide those outpatient and rehabilitative healthcare services needed within each local market by tailoring its services and facilities to that market's needs, thus bringing the benefits of nationally recognized expertise and quality into the local setting.

RECENT DEVELOPMENTS

     On April 16, 1998, HEALTHSOUTH announced that it had entered into a definitive agreement to acquire 34 ambulatory surgery centers from Columbia/HCA Healthcare Corporation for $550,000,000 payable in cash at closing, which is expected to occur during the third quarter of 1998. The surgery centers are located in Alabama, California, Iowa, Illinois, Kentucky, Louisiana, Minnesota, Mississippi, North Carolina, Nevada, Oregon, Rhode Island and Texas. The
transaction remains subject to various regulatory approvals and other third-party consents.

PATIENT CARE SERVICES

     HEALTHSOUTH began its operations in 1984 with a focus on providing comprehensive orthopaedic and musculoskeletal rehabilitation services on an outpatient basis. Over the succeeding 14 years, HEALTHSOUTH has consistently sought and implemented opportunities to expand its services through acquisitions and de novo development activities that complement its historic focus on orthopaedic, sports medicine and occupational medicine services and that provide independent platforms for growth. HEALTHSOUTH's acquisitions and internal growth have enabled it to become the largest provider of rehabilitative healthcare services, both inpatient and outpatient, in the United States, as well as the largest operator of freestanding outpatient surgery centers. In addition, HEALTHSOUTH has added diagnostic imaging services, occupational medicine services and other outpatient services which provide natural enhancements to its rehabilitative healthcare locations and facilitate the implementation of its Integrated Service Model. HEALTHSOUTH believes that these additional businesses also provide opportunities for growth in other areas not directly related to the rehabilitative business, and HEALTHSOUTH intends to pursue further expansion in those businesses.

Outpatient Rehabilitation Services

     HEALTHSOUTH operates the largest group of affiliated proprietary outpatient rehabilitation facilities in the United States. HEALTHSOUTH's outpatient rehabilitation centers offer a comprehensive range of rehabilitative healthcare services, including physical therapy and occupational therapy, that are tailored to the individual patient's needs, focusing predominantly on orthopaedic injuries, sports injuries, work injuries, hand and upper extremity injuries, back injuries, and various neurological/neuromuscular conditions. As of March 31, 1998, HEALTHSOUTH provided outpatient rehabilitative healthcare services through approximately 1,200 outpatient locations, including freestanding outpatient centers and their satellites, outpatient satellites of inpatient facilities and outpatient facilities managed under contract.

Inpatient Services

     INPATIENT REHABILITATION FACILITIES. At March 31, 1998, HEALTHSOUTH operated 133 inpatient rehabilitation facilities with 7,777 beds in the United States, representing the largest group of affiliated proprietary inpatient rehabilitation facilities in the nation, as well as a 71-bed rehabilitation hospital in Australia. HEALTHSOUTH's inpatient rehabilitation facilities provide high-quality comprehensive services to patients who require intensive institutional rehabilitation care. In certain markets HEALTHSOUTH's rehabilitation hospitals may provide outpatient rehabilitation services as a complement to their inpatient services.

     MEDICAL CENTERS. At March 31, 1998, HEALTHSOUTH operated four medical centers with licensed beds in four distinct markets. These facilities provide general and specialty medical and surgical healthcare services, emphasizing orthopaedics, sports medicine and rehabilitation.

Surgery Centers

     HEALTHSOUTH is currently the largest operator of outpatient surgery centers in the United States. At March 31, 1998, it operated 176 freestanding surgery centers, including five mobile lithotripsy units, in 36 states. Over 80% of these facilities are located in markets served by HEALTHSOUTH's outpatient and rehabilitative service facilities, enabling HEALTHSOUTH to pursue opportunities for cross-referrals between surgery and rehabilitative facilities as well as to centralize administrative functions. HEALTHSOUTH's surgery centers provide the facilities and medical support staff necessary for physicians to perform non-emergency surgical procedures. Its typical surgery center is a freestanding facility with three to six fully equipped operating and procedure rooms and ancillary areas for reception, preparation, recovery and administration. Each of HEALTHSOUTH's surgery centers is available for use only by licensed physicians, oral surgeons and podiatrists, and the centers do not perform surgery on an emergency basis.

     Outpatient surgery centers, unlike hospitals, have not historically provided overnight accommodations, food services or other ancillary services. Over the past several years, states have increasingly permitted the use of extended-stay recovery facilities by outpatient surgery centers. As a result, many outpatient surgery centers are adding extended recovery care capabilities where permitted. Most of HEALTHSOUTH's surgery centers currently provide for extended recovery stays. The Company's ability to develop such recovery care facilities is dependent upon state regulatory environments in the particular states where its centers are located.

Diagnostic Centers

     At March 31, 1998, HEALTHSOUTH operated 113 diagnostic centers in 24 states and the United Kingdom. These centers provide outpatient diagnostic imaging services, including magnetic resonance imaging ("MRI"), computerized tomography ("CT") services, X-ray services, ultrasound services, mammography services, nuclear medicine services and fluoroscopy. Not all services are provided at all sites; however, most of HEALTHSOUTH's diagnostic centers are multi-modality centers. Because many patients at HEALTHSOUTH's rehabilitative healthcare and outpatient surgery facilities require diagnostic procedures of the type performed at its diagnostic centers, HEALTHSOUTH believes that its diagnostic operations are a natural complement to its other services and enhance its ability to market those services to patients and payors.

Occupational Medicine Services

     At March 31, 1998, HEALTHSOUTH operated 108 occupational medicine centers in 31 states. These centers provide cost-effective, outpatient primary medical care and rehabilitation services to individuals for the treatment of work-related medical problems.

     HEALTHSOUTH's occupational medicine centers market their services to large and small employers, workers' compensation and health insurers and managed care organizations. The services provided at HEALTHSOUTH's occupational medicine centers include outpatient primary medical care for work-related injuries and illnesses, work-related physical examinations, physical therapy services and workers' compensation medical services, as well as other services primarily aimed at work-related injuries or illnesses. Medical services at the centers are provided by licensed physicians who are employed by or under contract with HEALTHSOUTH or affiliated medical practices. These centers also employ nurses, therapists and other licensed professional staff as necessary for the services provided. HEALTHSOUTH believes that occupational medicine primary care services are a strategic component of its business, and that the physicians in its occupational medicine centers can, in many cases, serve as "gatekeepers" providing access to the other services offered by HEALTHSOUTH.

Other Patient Care Services

     In certain of its markets, HEALTHSOUTH provides other patient care services, including home healthcare, physician services and contract management of hospital-based rehabilitative healthcare services. HEALTHSOUTH evaluates market opportunities on a case-by-case basis in determining whether to provide additional services of these types, which may be complementary to facility-based services provided by HEALTHSOUTH or stand-alone businesses.

LOCATIONS

     The following table sets forth a listing of HEALTHSOUTH's patient care services locations at March 31, 1998:

                                  OUTPATIENT           INPATIENT            MEDICAL
                                REHABILITATION      REHABILITATION          CENTERS      SURGERY   DIAGNOSTIC    OTHER
             STATE                FACILITIES     FACILITIES (BEDS)(2)      (BEDS)(2)     CENTERS     CENTERS    SERVICES
             -----                ----------     --------------------      ---------     -------     -------    --------
Alabama ......................         26                  7 (336)        1 (219)            5          6          11
Alaska .......................          8                                                    1          1           4
Arizona ......................         24                  4 (243)                           2          1           7
Arkansas .....................         13                  5 (278)                           2                      5
California ...................         59                  1 (60)                           36          1          31
Colorado .....................         41                  1 (64)                            5          8           1
Connecticut ..................         35                  1 (30)                            5                      3
Delaware .....................          7                                                    1
District of Columbia .........          1                                                               1
Florida ......................         83                 12 (735)        1 (285)           19          7          30
Georgia ......................         30                  1 (50)                            3         10           4
Hawaii .......................         12                                                    1
Idaho ........................          5                                                    1
Illinois .....................         51                                                    5          3           1
Indiana ......................         19                  4 (260)                           5                      4
Iowa .........................          3                                                                           1
Kansas .......................          7                  4 (231)                                                  1
Kentucky .....................          5                  2 (80)                            4
Louisiana ....................          4                  6 (367)                           1          3           2
Maine ........................          7                  4 (155)                                                  4
Maryland .....................         30                  2 (66)                            8          8           1
Massachusetts ................         27                 14 (806)                           1          2          12
Michigan .....................         24                  1 (30)                            1                      2
Minnesota ....................         14
Mississippi ..................          7
Missouri .....................         51                  2 (86)                           10          1           9
Montana ......................          4
Nebraska .....................         16
Nevada .......................         19                  2 (126)                           1                      2
New Hampshire ................         10                  3 (99)
New Jersey ...................         73                  1 (155)                           1          2           1
New Mexico ...................          6                  1 (61)                            1          1
New York .....................         49                  1 (27)                            1                      1
North Carolina ...............         19                                                    3          1
North Dakota .................          2
Ohio .........................         42                  1 (30)                            7                      4
Oklahoma .....................         17                  3 (183)                           1          1           1
Oregon .......................         27                                                    1
Pennsylvania .................         58                 15 (1,180)                         9          6           6
Rhode Island .................          3
South Carolina ...............          9                  4 (235)                           2          6           2
South Dakota .................          2                                                                           4
Tennessee ....................         33                  6 (362)                           6          5
Texas ........................        104                 19 (1,116)      1 (96)            21         24          41
Utah .........................          4                  1 (86)                            1          1           2
Vermont ......................          1
Virginia .....................         24                  1 (40)         1 (200)                       2           9
Washington ...................         85                                                    2          1          17
West Virginia ................          2                  4 (200)                           1
Wisconsin ....................          3                                                    4
Wyoming ......................          2

----------
(1) Includes freestanding outpatient centers and their satellites, outpatient satellites of inpatient rehabilitation facilities and outpatient facilities managed under contract.

(2) "Beds" refers to the number of beds for which a license or certificate of need has been granted, which may vary materially from beds available for use.

     In addition, at March 31, 1998, HEALTHSOUTH operated six diagnostic centers in the United Kingdom and one rehabilitation hospital in Australia.

                                BUSINESS OF NSC

GENERAL

     NSC owns and operates freestanding ambulatory surgery centers that provide the medical and administrative support necessary for physicians to perform non-emergency surgical procedures. NSC also pursues opportunities to develop new ambulatory surgery facilities with hospitals and physician groups. As of March 31, 1998, NSC operated a network of 40 surgery centers in 14 states. NSC provides alternate-site settings for high-quality surgical care that it believes is more cost-effective than hospital-based surgical care and that it believes is increasingly preferred by physicians, payors and patients. NSC believes that many physicians prefer the efficiencies of freestanding ambulatory surgery centers because they enhance physicians' productivity by providing them with greater scheduling flexibility, more consistent nurse staffing and faster turnaround time between cases, allowing physicians to perform more surgeries in a defined period of time. In addition, new technology and advances in anesthesia and the addition of overnight recovery have significantly expanded the number and types of surgical procedures that are being performed in ambulatory surgery centers.

STRATEGY

     NSC's objective is to establish a nationwide organization of freestanding ambulatory surgery centers in secondary and other selected markets by acquiring established centers and developing new centers. NSC seeks to provide a broad range of high-quality surgical services and to collaborate with other participants in local health care delivery systems. The key components of the NSC's strategy are as follows: (i) Focus on secondary and other selected markets where NSC can establish a significant local presence or play an important role in the development of local integrated delivery systems; (ii) Acquire established ambulatory surgery centers that are seeking affiliation with an experienced operator having access to capital and other resources; (iii) Develop new ambulatory surgery centers in markets where attractive acquisitions are not available or where the opportunity exists to increase NSC's presence in its existing markets; (iv) Develop joint ventures with hospitals and other providers to increase patient flow through joint marketing, access to managed care contracts and participation in a broader network of health care providers; and
(v) Expand the range of services offered to physicians and payors by offering state-of-the-art technology, administrative conveniences, flexible pricing alternatives and cost-effective care.

o Focus on Secondary and Other Selected Markets. NSC focuses on those markets where, either directly or through affiliation with physicians, payors or hospitals, it can establish a significant local presence or play an important role in the development of local integrated delivery systems. NSC generally views secondary markets as those metropolitan areas with fewer than 250,000 residents and one or two hospitals. NSC believes that in secondary markets its centers can more easily achieve the scale that allows them to become a significant local health care provider and a more attractive partner in such delivery systems.

o Acquire Established Ambulatory Surgery Centers. The ambulatory surgery center industry is highly fragmented and is consolidating due to the increasing complexity of the regulatory and business aspects of health care, the growing influence of managed care, the rising cost of technology and the need for capital. In addition, physician operators of surgery centers are experiencing increasing practice demands. NSC believes that a significant opportunity exists to acquire ambulatory surgery centers that are seeking affiliation with experienced operators having access to capital and other resources.

o Develop New Ambulatory Surgery Centers. NSC pursues new center development in markets where attractive acquisitions are not available or where the opportunity exists to increase NSC's presence in its existing markets. In the future, NSC's new center development efforts will generally be undertaken in partnership with physicians, hospitals and other local healthcare participants, including, where the opportunity presents itself, acquisitions of centers that are currently under development. NSC believes that such partnerships or acquisitions minimize the time required to become an established provider.

o Develop Joint Ventures with Hospitals, Physicians and Other Providers. NSC has established joint ventures, limited or general partnerships or limited liability companies in 36 of its network of 40 centers. NSC believes that such affiliations increase patient flow through joint marketing, access to managed care contracts and participation in a broader network of healthcare providers. As part of its joint venture strategy, NSC intends to manage the surgery centers in which it and other healthcare providers have an equity interest.

o Expand Range of Services. NSC plans to continue to increase the number and types of surgeries performed at its centers. NSC is committed to adding programs and services for physicians and payors by providing state-of-the-art technology, administrative conveniences, flexible pricing alternatives and cost-effective care. NSC is also committed to offering extended recovery services wherever possible, enabling its centers to accommodate a wider range of higher-acuity procedures.

OPERATION OF SURGERY CENTERS

     NSC operates a network of 40 surgery centers in 14 states and is developing three new surgery centers. NSC's surgery center network has a total of 121 operating rooms and 61 treatment rooms. NSC's surgery centers are typically owned through limited or general partnerships in which a wholly owned subsidiary of NSC owns a general partnership interest and is the managing general partner of the surgery center. Local physicians and the subsidiary generally own the limited partnership interests and, in five instances, hospitals also own limited partnership interests. Recently, NSC has also owned surgery centers through limited liability companies ("LLC") in which a wholly owned subsidiary of NSC owns a portion of the LLC and is its managing member.

     NSC's typical multi-specialty surgery center is a freestanding facility with three to five fully equipped operating rooms, one or two treatment rooms and ancillary areas for reception, pre-operative preparation, recovery and administration. NSC's typical endoscopy center, which performs primarily gastroenterological procedures, has two treatment rooms and ancillary areas for reception, pre-operation preparation, recovery and administration and may also have an operating room. NSC's surgery centers are generally located in close proximity to physicians' offices. Each of NSC's surgery centers is available for use only by licensed physicians who have been approved by the center's medical credentialling committee.

     NSC's multi-specialty surgery centers generally employ a staff of between 15 and 30 and its endoscopy centers generally employ a staff of between five and fifteen, depending on the size of the facility and the volume of cases. The staff includes a center administrator, a business manager, a clinical director, registered nurses, operating room technicians and clerical workers. The center administrator is responsible for general oversight of the center's operations, including liaison with physicians and coordination of marketing efforts and reports to a regional manager or corporate vice president. The business manager is responsible for the center's financial records and patient billing and collections. The clinical director is responsible for providing leadership and coordination for the professional and support staff and ensuring efficient scheduling and staffing for the physicians.

     NSC provides services to a wide range of specialties including: ophthalmology, orthopedic surgery, otorhinolaryngology (ear, nose and throat), gynecology, general surgery, gastroenterology, anesthesiology, neurosurgery, oral surgery, plastic surgery, podiatry and urology. Medicare currently approves over 2,400 types of surgical procedures that may be performed in ambulatory surgery centers, up from 1,500 types in 1992. Common procedures performed in the NSC's surgery centers include knee and shoulder arthroscopy, laparoscopy, hernia repair, tubal ligations and removal of cataracts.

     Fifteen of NSC's multi-specialty surgery centers currently provide for extended recovery stays. NSC intends to offer extended recovery services at its multi-specialty facilities if permitted by state law. NSC's ability to develop such recovery care facilities is dependent on state regulatory environments.

     The following table sets forth information regarding each of the centers operated by the Company as of May 31, 1998:



                                  DATE                           NUMBER OF     NUMBER OF     EXTENDED
                               OPERATIONS        PERCENTAGE      OPERATING     TREATMENT     RECOVERY
         LOCATION             BEGAN BY NSC      OWNERSHIP(1)       ROOMS         ROOMS       SERVICE
         --------             ------------      ------------       -----         -----       -------
Bremerton, WA               October 1991             93.0             3            1            -
Brownsville,TX              November 1991            59.0             4            1
Fayetteville, NC            November 1991            50.2             9            -            -
Norman, OK                  November 1991            50.5            41                         -
Greensboro, NC              June 1992               100.0            11            3            -
Seattle, WA                 June 1992                52.5             7            -            -
Provo, UT                   October 1992            100.0             5            -            -
Elizabethtown, KY           November 1992            78.5             3            1            -
Bakersfield, CA             January 1993             87.0             2            1
Somerset, KY                November 1993            87.5             2            1            -
Las Vegas, NV               August 1994              69.2             4            3            -
Santa Monica, CA            August 1994              88.9             5            3            -
Las Vegas, NV               February 1995            10.0             2            1
Oxnard, CA                  August 1995              88.2             4            1            -
Greensboro, NC              October 1995             80.3             2            -
Billings, MT                January 1996            100.0             3            1
Chula Vista, CA             February 1996            51.0             -            2
Ft. Worth, TX               February 1996            51.0             -            2
Long Beach, CA              February 1996            50.0             -            3
Newport Beach, CA           February 1996            70.0             -            2
San Diego, CA               February 1996            51.3             -            3
Thousand Oaks, CA           February 1996            51.0             -            2
Kent, OH                    April 1996               83.0             2            1
Atlanta, GA                 May 1996                 67.0             3            -
Cincinnati, OH              May 1996                 58.0             1            1
Houston, TX                 May 1996                 65.8             3            1            -
Miami, FL                   May 1996                 51.0             4            3
Sarasota, FL                May 1996                 54.0             1            2
Humble, TX                  September 1996           65.0             4            2            -
Auburn, CA                  November 1996            88.1             2            2
San Mateo, CA               December 1996            38.5             -            2
Port St. Lucie, FL          January 1997             80.0             2            1
Bakersfield, CA             June 1997                80.0             2            -
South Oklahoma City, OK     June 1997                60.0             4            2            -
Edmond, OK                  August 1997              60.0             4            1            -
Hartford, CT                August 1997             100.0             2            1
Midwest City, OK            November 1997            84.4             2            1
Manahawkin, NJ              December 1997            49.0             2            1
Norman, OK                  February 1998            81.0             -            2
Lancaster, CA               March 1998               78.3             4            2
Jacksonville, FL            May 1998                 61.7             6            3
St. Augustine, FL           May 1998                 55.0             3            1


----------
(1) Includes general partnership, limited partnership or limited liability company units.

RECENT DEVELOPMENTS

     On May 22, 1998, NSC completed the acquisitions of majority interests in ambulatory surgery centers in each of Jacksonville, Florida and St. Augustine, Florida, for cash.

                  DESCRIPTION OF CAPITAL STOCK OF HEALTHSOUTH

COMMON STOCK

     HEALTHSOUTH is authorized by the HEALTHSOUTH Certificate to issue up to 601,500,000 shares of capital stock, of which 600,000,000 shares are designated Common Stock, par value $.01 per share, and 1,500,000 shares are designated Preferred Stock, par value $.10 per share. As of June 15, 1998, there were 401,094,178 shares of HEALTHSOUTH Common Stock outstanding (including shares reserved for issuance in connection with HEALTHSOUTH's 1995, 1996 and 1997 mergers which had not yet been claimed by holders of the stock of the acquired companies). In addition, as of June 15, 1998, approximately (a) 15,501,707 shares of Common Stock were reserved for issuance upon conversion of HEALTHSOUTH 3.25% Convertible Subordinated Debentures due 2003, (b) 37,108,303 shares of Common Stock were reserved for issuance under HEALTHSOUTH's Stock Option Plans, under which options to purchase a total of 28,894,862 shares of Common Stock were outstanding, (c) 980,542 shares were reserved for issuance pursuant to the exercise of outstanding stock purchase warrants, and (d) 1,218,307 shares were reserved for issuance in connection with HEALTHSOUTH's pending acquisition of The Company Doctor, an occupational medicine provider.

     Holders of HEALTHSOUTH Common Stock are entitled to participate equally in dividends when and as declared by the Board of Directors out of funds legally available therefor and, in the event of liquidation or distribution of assets of HEALTHSOUTH, are entitled to share ratably in such assets remaining after payment of liabilities. Stockholders are entitled to one vote per share. Holders of HEALTHSOUTH Common Stock have no conversion, preemptive or other subscription rights, and there are no redemption or sinking fund provisions with respect to such stock. The outstanding shares of HEALTHSOUTH Common Stock are fully paid and nonassessable.

FAIR PRICE PROVISION

     The HEALTHSOUTH Certificate contains certain provisions requiring supermajority stockholder approval to effect specified extraordinary corporate transactions unless certain conditions are met. The HEALTHSOUTH Certificate requires the affirmative vote of 66 2/3% of all shares of HEALTHSOUTH entitled to vote in the election of Directors to approve a "business combination" with any "other entity" that is the beneficial owner, directly or indirectly, of more than 20% of the outstanding shares of HEALTHSOUTH entitled to vote in the election of Directors. For purposes of this restriction, a "business combination" includes: (a) the sale, exchange, lease, transfer or other disposition by HEALTHSOUTH of all, or substantially all, of its assets or business; (b) any merger or consolidation of HEALTHSOUTH; and (c) certain sales of HEALTHSOUTH's Common Stock in exchange for cash, assets, securities or any combination thereof. An "other entity" is defined to include, generally, any corporation, person or entity, and any affiliate or associate of such corporation, person or entity.

     The foregoing supermajority vote shall not be required where, in the business combination, (i) HEALTHSOUTH's stockholders receive consideration per share not less than the highest per share price paid by the other entity in acquiring any of its holdings of HEALTHSOUTH's Common Stock (subject to certain adjustments upward) and (ii) certain other requirements, designed to prevent the other entity from receiving disproportionate gains in connection with the business combination, are satisfied.

     The provisions of the HEALTHSOUTH Certificate described in the preceding paragraphs, and its Bylaws, may be amended or repealed only by the affirmative vote of 66 2/3% of the shares entitled to vote thereon.

     The effect of the foregoing provisions is to make it more difficult for a person, entity or group to effect a change in control of HEALTHSOUTH through the acquisition of a large block of HEALTHSOUTH's voting stock, or to effect a merger or other acquisition that is not approved by a majority of HEALTHSOUTH's Directors serving in office prior to the acquisition by the other entity of 5% or more of HEALTHSOUTH's stock.

SECTION 203 OF THE DGCL

     HEALTHSOUTH is subject to the provisions of Section 203 of the DGCL. That section provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or affiliate or associate of such person who is an "interested stockholder" for a period of three years from the date that such person became an interested stockholder unless: (i) the transaction resulting in a person's becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder; (ii) the interested stockholder acquires 85% or more of the outstanding voting stock of the corporation in the same transaction that makes it an interested stockholder (excluding shares held by directors, officers and certain employee stock ownership plans); or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. An "interested stockholder" is defined to include any person, and the affiliates and associates of such person, that (i) is the owner of 15% or more of the outstanding voting stock of the corporation or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder. It is anticipated that the provisions of Section 203 of the DGCL may encourage companies or others interested in acquiring HEALTHSOUTH to negotiate in advance with the HEALTHSOUTH Board of Directors, since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction which results in the acquiror becoming an interested stockholder.

PREFERRED STOCK

     The HEALTHSOUTH Certificate authorizes the issuance of up to 1,500,000 shares of Preferred Stock, par value $.10 per share (the "HEALTHSOUTH Preferred Stock"). The Board of Directors has the authority to issue the HEALTHSOUTH Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions, including the dividend rights, dividend rate, conversion rights, voting rights, terms of redemption, redemption price or prices, liquidation preferences and the number of shares constituting any series or the designations of such series, without any further vote or action by the stockholders. Issuance of shares of HEALTHSOUTH Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of HEALTHSOUTH. Any such issuance could also adversely affect the voting power of the holders of the HEALTHSOUTH Common Stock. The Board of Directors of HEALTHSOUTH has no current intention of issuing any shares of HEALTHSOUTH Preferred Stock.

TRANSFER AGENT

     The transfer agent and registrar for the HEALTHSOUTH Common Stock is ChaseMellon Shareholder Services, New York, New York.

                          COMPARISON OF RIGHTS OF NSC
                         AND HEALTHSOUTH STOCKHOLDERS

     Both NSC and HEALTHSOUTH are incorporated in Delaware. Holders of the NSC Shares will continue to have their rights and obligations as stockholders of HEALTHSOUTH after the Merger governed by Delaware law. Set forth below is a summary comparison of the rights of a HEALTHSOUTH stockholder under the HEALTHSOUTH Certificate and HEALTHSOUTH's Bylaws (the "HEALTHSOUTH Bylaws"), on the one hand, and the rights of a NSC stockholder under the NSC Certificate of Incorporation, as amended (the "NSC Certificate"), and NSC's Bylaws, as amended (the "NSC Bylaws"), on the other hand. The information set forth below is qualified in its entirety by reference to the HEALTHSOUTH Certificate, the HEALTHSOUTH Bylaws, the NSC Certificate and the NSC Bylaws.

CLASSES AND SERIES OF CAPITAL STOCK

     NSC. NSC is authorized by the NSC Certificate to issue up to 40,000,000 shares of capital stock, of which 20,000,000 shares are designated Common Stock, par value $.01 per share, 10,000,000 shares are designated Non-Voting Common Stock, par value $.01 per share, and 10,000,000 shares are designated Preferred Stock (the "NSC Preferred Stock"), par value $.01 per share. As of May 26, 1998, 18,616,716 shares of NSC Common Stock were outstanding and 33,750 warrants to purchase shares of NSC Common Stock were outstanding. There is currently no Non-Voting Common Stock outstanding. The Board of Directors of NSC has the authority to issue NSC Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions for each such series, without any further vote or action by NSC stockholders. No NSC Preferred Stock has ever been issued. The Board of Directors of NSC has no present intention of issuing shares of NSC Preferred Stock.

     HEALTHSOUTH. HEALTHSOUTH is authorized by the HEALTHSOUTH Certificate to issue up to 601,500,000 shares of capital stock, of which 600,000,000 shares are designated Common Stock, par value $.01 per share, and 1,500,000 shares are designated Preferred Stock, par value $.10 per share. See "DESCRIPTION OF CAPITAL STOCK OF HEALTHSOUTH". The Board of Directors of HEALTHSOUTH has the authority to issue the HEALTHSOUTH Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions for each such series, without any further vote or action by the stockholders. As of March 31, 1998, there were no shares of HEALTHSOUTH Preferred Stock issued and outstanding, and the Board of Directors of HEALTHSOUTH has no present intention of issuing shares of HEALTHSOUTH Preferred Stock.

SIZE AND ELECTION OF THE BOARD OF DIRECTORS

     NSC. The NSC Certificate provides that the NSC Board of Directors shall fix the number of directors from time to time, except that the minimum number of directors shall be three and the maximum number of directors shall be 15. The NSC Certificate provides that the NSC Board of Directors shall be classified into three classes, with staggered three-year terms. Pursuant to authority set forth in the NSC Certificate, the NSC Board of Directors has fixed the number of directors at six. Directors are elected by a plurality of votes cast at the annual meeting of stockholders. The NSC Certificate and the NSC Bylaws do not provide for cumulative voting. The NSC Board of Directors is authorized to, by the affirmative vote of a majority of the directors then in office, fill vacancies and newly created directorships resulting from an increase in the number of directors.

     HEALTHSOUTH. The HEALTHSOUTH Bylaws provide that the HEALTHSOUTH Board of Directors shall consist of at least one director and that the size of the HEALTHSOUTH Board of Directors may be fixed by the directors then in office. Directors of HEALTHSOUTH are elected by a plurality of votes cast at the annual meeting of stockholders. The HEALTHSOUTH Certificate and the HEALTHSOUTH Bylaws do not provide for cumulative voting. Vacancies in HEALTHSOUTH's Board of Directors and newly created directorships resulting from any increase in the authorized number of directors are filled by a majority of directors then in office.

REMOVAL OF DIRECTORS

     NSC. A director of NSC may resign by giving written notice to the chairman of the NSC Board of Directors. No acceptance of the NSC Board of Directors is required for such resignation to be effective.

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

     HEALTHSOUTH. The HEALTHSOUTH Bylaws provide that a director may be removed with or without cause by the vote of the holders of a majority of the shares of capital stock entitled to vote thereon.

OTHER VOTING RIGHTS

     NSC. The NSC Common Stock is not divided into classes and is the only class of capital stock issued and outstanding. Each share of NSC Common Stock entitles its holder of record as of the relevant record date to one vote on each matter, including the election of directors, submitted to a stockholder vote. The vote of the holders of a majority of the shares of NSC Common Stock present or represented by proxy entitled to vote is required to approve any matter at a meeting of NSC stockholders, except that (i) the affirmative vote of the holders of at least 80% of the voting power of all of the then outstanding shares of voting stock, voting together as a single class, shall be required to alter, amend, repeal, or adopt certain provisions of the NSC Certificate, (ii) the affirmative vote of at least two-thirds of the holders of voting power of all of the then outstanding shares of capital stock entitled to vote on all matters submitted to stockholder vote generally is required to amend certain other provisions of the NSC Certificate, and (iii) the affirmative vote or written consent of the holders of at least two-thirds of the then outstanding shares of Common Stock and Non-Voting Common Stock, voting together as a single class, shall be required for certain matters affecting the rights of the NSC Common Stock or the Non-Voting Common Stock.

     HEALTHSOUTH. The HEALTHSOUTH Common Stock is not divided into classes, and HEALTHSOUTH has no classes or series of capital stock issued or outstanding other than the HEALTHSOUTH Common Stock. Each HEALTHSOUTH stockholder holding shares of HEALTHSOUTH Common Stock entitled to be voted on any matter, including the election of directors, shall have one vote on each such matter submitted to vote at a meeting of stockholders for each such share of HEALTHSOUTH Common Stock held by such stockholder as of the record date for such meeting. Except as specifically provided otherwise by law or by the HEALTHSOUTH Certificate or the HEALTHSOUTH Bylaws, the vote of the holders of a majority of the shares of capital stock present or represented and entitled to vote is required for the approval of any matter at a meeting of HEALTHSOUTH stockholders. For information concerning provisions that, with certain exceptions, require a higher percentage of votes to approve certain business combinations with any entity that beneficially owns 20% or more of the outstanding shares of voting stock of HEALTHSOUTH, see "-Business Combinations".

CONVERSION AND DISSOLUTION

     NSC. The NSC Common Stock has no preemptive, subscription or redemption rights. Certain holders of NSC Common Stock are entitled to convert their NSC Common Stock to Non-Voting Common Stock on a one-for-one basis. The outstanding NSC Shares are fully paid and nonassessable. The rights, preferences and privileges of holders of NSC Common Stock may become subject to those of holders of NSC Preferred Stock, if any is issued in the future. The NSC Certificate authorizes the NSC Board of Directors to issue up to 10,000,000 shares of NSC Preferred Stock, par value $.01 per share, with such voting powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions as the NSC Board may fix to the full extent permitted by law. If the NSC Board of Directors were to designate a series of NSC Preferred Stock, such NSC Preferred Stock could be entitled to preferential payments in the event of liquidation, dissolution or winding up of NSC.

     HEALTHSOUTH. The HEALTHSOUTH Common Stock has no preemptive, subscription, redemption or conversion features. The outstanding shares are fully paid and nonassessable. The rights, preferences and privileges of holders of HEALTHSOUTH Common Stock may become subject to those of holders of HEALTHSOUTH Preferred Stock if HEALTHSOUTH should issue HEALTHSOUTH Preferred Stock in the future. The HEALTHSOUTH Certificate authorizes 1,500,000 shares of Preferred Stock, par value $.10 per share, and provides that such shares of HEALTHSOUTH Preferred
Stock may have such voting powers, preferences and other special rights (including the right to convert the shares of such HEALTHSOUTH Preferred Stock into shares of HEALTHSOUTH Common Stock) as shall be designated by the HEALTHSOUTH Board of Directors. If the HEALTHSOUTH Board of Directors were to designate such a series of HEALTHSOUTH Preferred Stock, such HEALTHSOUTH Preferred Stock could be entitled to preferential payments in the event of liquidation, dissolution or winding up of HEALTHSOUTH.

BUSINESS COMBINATIONS

     NSC. Certain provisions in the NSC Certificate and NSC Bylaws may have the effect of discouraging, preventing or delaying a change in control of NSC. These provisions include a staggered board as described under "- Size and Election of the Board of Directors", super-majority vote for amendment of certain provisions of the NSC Certificate and NSC Bylaws as described under "Amendment or Repeal of the Certificate of Incorporation", and the procedure for calling a special meeting of stockholders described under "- Special Meeting of Stockholders". In addition, under certain circumstances, Section 203 of the Delaware General Corporation Law makes it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may also have the effect of preventing changes in control of NSC. It is possible that such provisions could make it more difficult to accomplish transactions that stockholders otherwise deem to be in their best interests.

     HEALTHSOUTH. The HEALTHSOUTH Certificate provides that the vote of the holders of 66 2/3% of all shares of HEALTHSOUTH entitled to vote in the election of directors is required for the approval and adoption of a business combination (as defined in the HEALTHSOUTH Certificate) with any entity (as defined in the HEALTHSOUTH Certificate) if, on the record date for the determination of stockholders entitled to vote thereon, the other entity is the beneficial owner, directly or indirectly, of more than 20% of the outstanding shares of
HEALTHSOUTH entitled to vote in the election of directors. The voting requirements of the "fair price" provision are not applicable to a business combination involving a holder of 20% or more of HEALTHSOUTH's voting stock in the business combination, if: (i) HEALTHSOUTH's stockholders receive consideration per share not less than the highest per share price paid by the other entity in acquiring any of its holdings of the HEALTHSOUTH Common Stock (subject to certain upward adjustments); and (ii) certain other requirements, designed to prevent the other entity from receiving disproportionate gains in connection with the business combination, are satisfied. See "DESCRIPTION OF CAPITAL STOCK OF HEALTHSOUTH - Fair Price Provision".

AMENDMENT OR REPEAL OF THE CERTIFICATE OF INCORPORATION

     Under Delaware law, unless its certificate of incorporation or by-laws otherwise provide, amendments of a corporation's certificate of incorporation generally require the approval of the holders of a majority of the outstanding stock entitled to vote thereon, and if such amendment would increase or decrease the number of authorized shares of any class or series or the par value of such shares or would adversely affect the shares of such class or series, the approval of a majority of the outstanding stock of such class or series.

     NSC. Super-majority vote is required for certain amendments to the NSC Certificate. The affirmative vote of at least two-thirds of the holders of voting power of all of the then outstanding shares of capital stock entitled to vote on all matters submitted to stockholder vote generally is required to amend Article FIFTH of the NSC Certificate, which relates to stockholder meetings and business that can be conducted at such meetings. In addition, affirmative vote of the holders of at least 80% of the voting power of all of the then outstanding shares of voting stock, voting together as a single class, shall be required to alter, amend, repeal, or adopt any provision inconsistent with Article EIGHT of the NSC Certificate, which relates to the size, nomination, election and certain authority of the NSC Board of Directors.

     The NSC Certificate provides that a majority of the NSC Board of Directors may make, alter or repeal the NSC By-laws. The NSC By-laws provide that such By-laws may also be altered, amended or repealed by the NSC stockholders.

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

     HEALTHSOUTH. The HEALTHSOUTH Certificate requires approval by holders of at least 66 2/3% of the outstanding shares entitled to vote thereon to repeal or amend Article SIXTH of the HEALTHSOUTH Certificate (regarding the calling of special meetings by the stockholders), Article SEVENTH of the HEALTHSOUTH Certificate (regarding the "fair price" provision) and Article EIGHTH of the HEALTHSOUTH Certificate (regarding the amendment of the HEALTHSOUTH Certificate). The HEALTHSOUTH Certificate also provides that a majority of the HEALTHSOUTH Board of Directors may make, alter or repeal the HEALTHSOUTH Bylaws.

SPECIAL MEETING OF STOCKHOLDERS

     NSC. The NSC Certificate provides that special meetings of stockholders of NSC may be called only by the chairman of the NSC Board of Directors pursuant to a resolution adopted by the affirmative vote of a majority of the entire Board of Directors.

     HEALTHSOUTH. The HEALTHSOUTH Bylaws provide that a special meeting of the HEALTHSOUTH stockholders may be called by a majority of the Board of Directors or by the holders of at least 20% of the outstanding shares of capital stock of HEALTHSOUTH entitled to vote in the election of directors.

LIABILITY OF DIRECTORS

     The DGCL permits a corporation to include a provision in its certificate of incorporation eliminating or limiting the personal liability of a director or officer to the corporation or its stockholders for monetary damages for breach of the director's fiduciary duty, subject to certain limitations. Each of the HEALTHSOUTH Certificate and the NSC Certificate includes such a provision, to the maximum extent permitted by law.

     Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) or (iv) for any transaction from which the director derived an improper personal benefit. Both the HEALTHSOUTH Certificate and NSC Certificate contain such a provision.

     While these provisions provide directors with protection from awards of monetary damages for breaches of their duty of care, they do not eliminate such duty. Accordingly, these provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of his or her duty of care. The provisions described above apply to an officer of the corporation only if he or she is a director of the corporation and is acting in his or her capacity as director, and do not apply to officers of the corporation who are not directors.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The DGCL permits a corporation to indemnify officers, directors, employees and agents for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action, which they had no reasonable cause to believe was unlawful. The DGCL provides that a corporation may advance expenses of defense (upon receipt of a written undertaking to reimburse the corporation if indemnification is not appropriate) and must reimburse a successful defendant for expenses, including attorneys' fees, actually and reasonably incurred, and permits a corporation to purchase and maintain liability insurance for its directors and officers. The DGCL provides that indemnification may not be made for any claim, issue or matter as to which a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation, unless and only to the extent a court determines that the person is entitled to indemnity for such expenses as the court deems proper.

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

     The HEALTHSOUTH Bylaws provide that each person who is involved in any actual or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of HEALTHSOUTH, or is or was serving at the request of HEALTHSOUTH as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, will be indemnified by HEALTHSOUTH to the full extent permitted by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits HEALTHSOUTH to provide broader indemnification rights than said law permitted prior to such amendment) or by other applicable laws then in effect.

     The NSC Bylaws provide that officers, directors, employees and agents of NSC will be indemnified to the maximum extent permitted by the DGCL.

     The Plan provides that all rights to indemnification for acts or omissions occurring prior to the Effective Time of the Merger existing in favor of the current or former directors or officers of NSC as provided in the NSC
Certificate or the NSC Bylaws shall survive the Merger and shall continue in full force and effect in accordance with their terms.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling HEALTHSOUTH or NSC pursuant to the foregoing provisions, HEALTHSOUTH and NSC have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

       OPERATIONS AND MANAGEMENT OF HEALTHSOUTH AND NSC AFTER THE MERGER

OPERATIONS

     After the consummation of the Merger, NSC will be a wholly-owned subsidiary of HEALTHSOUTH, and all of NSC's subsidiaries will be indirect wholly-owned subsidiaries of HEALTHSOUTH. HEALTHSOUTH will continue to engage in the business of providing outpatient surgery and rehabilitative healthcare services as prior to the Merger, working with the management of NSC to operate and, as appropriate, continue to expand NSC's business in ways complementary to the overall strategy of the combined Companies. See the information set forth herein and in the documents incorporated herein by reference as set forth under "INCORPORATION OF CERTAIN INFORMATION BY REFERENCE", "BUSINESS OF HEALTHSOUTH" and "BUSINESS OF NSC".

MANAGEMENT

     After the consummation of the Merger, HEALTHSOUTH will be managed by the same Board of Directors and executive officers as existed prior to the Merger.

                                    EXPERTS

     The consolidated financial statements and schedule of HEALTHSOUTH at December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, appearing in HEALTHSOUTH's Annual Report on Form 10-K for the year ended December 31, 1997 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated herein by reference. Such consolidated financial statements and schedule have been incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of National Surgery Centers, Inc. incorporated by reference in National Surgery Center, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

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

                                 LEGAL MATTERS

     The validity of the shares of HEALTHSOUTH Common Stock to be issued to the stockholders of NSC pursuant to the Merger will be passed upon by Haskell Slaughter & Young, L.L.C.

                            ADDITIONAL INFORMATION

     The Board of Directors of NSC does not know of any matter to be brought before its Special Meeting other than as described in the Notice of Special Meeting accompanying this Prospectus-Proxy Statement. If any other matter comes before the Special Meeting, it is the intention of the persons named in the accompanying proxy to vote the proxy in accordance with their best judgment with respect to such other matter.

     If the Merger is not consummated because the Plan is not approved by the NSC stockholders at the Special Meeting or any adjournments or postponements thereof or for any other reason, NSC intends to hold its next Annual Meeting of Stockholders on or about September 30, 1998. Any stockholder of NSC who desires to submit a proposal for inclusion in the proxy material for presentation at such annual meeting must submit such proposal to the Secretary of NSC on or before .

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

                                                                         ANNEX A

                         PLAN AND AGREEMENT OF MERGER

     PLAN AND AGREEMENT OF MERGER (the "Plan of Merger"), made and entered into as of the 5th day of May, 1998, by and among HEALTHSOUTH CORPORATION, a Delaware corporation ("HEALTHSOUTH"), FIELD ACQUISITION CORPORATION, a Delaware corporation (the "Subsidiary"), and NATIONAL SURGERY CENTERS, INC., a Delaware corporation ("NSC") (the Subsidiary and NSC being sometimes collectively referred to herein as the "Constituent Corporations").

                             W I T N E S S E T H:

     WHEREAS, the respective Boards of Directors of HEALTHSOUTH, the Subsidiary and NSC have approved the merger of the Subsidiary with and into NSC (the "Merger"), upon the terms and conditions set forth in this Plan of Merger, whereby all shares of Common Stock, par value $.01 per share, of NSC (the "NSC Common Stock"), not owned directly or indirectly by NSC, will be converted into the right to receive the Merger Consideration (as hereinafter defined);

     WHEREAS, each of HEALTHSOUTH, the Subsidiary and NSC desires to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger;

     WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a reorganization under the provisions of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"); and

     WHEREAS, for accounting purposes, it is intended that the Merger shall be accounted for as a "pooling of interests".

     NOW, THEREFORE, in consideration of the premises, and the mutual covenants and agreements contained herein, the parties hereto do hereby agree as follows:

Section 1. THE MERGER.

     1.1 The Merger. Upon the terms and conditions set forth in this Plan of Merger, and in accordance with the Delaware General Corporation Law (the "DGCL"), the Subsidiary shall be merged with and into NSC at the Effective Time (as defined in Section 1.3). Following the Effective Time, the separate corporate existence of the Subsidiary shall cease and NSC shall continue as the surviving corporation (the "Surviving Corporation") under the name "NSC, Inc." and shall succeed to and assume all the rights and obligations of the Subsidiary and NSC in accordance with the DGCL.

     1.2 The Closing. The closing of the Merger (the "Closing") will take place at 10:00 a.m. Central Time on a date to be specified by the parties (the "Closing Date"), which (subject to satisfaction or waiver of the conditions set forth in Sections 9.2 and 9.3) shall be no later than the second business day after satisfaction or waiver of the conditions set forth in Section 9.1 (other than Section 9.1(a), which shall be satisfied at the Closing Date), at the offices of Haskell Slaughter & Young, L.L.C., Birmingham, Alabama, unless another date or place is agreed to in writing by the parties hereto.

     1.3 Effective Time. Subject to the provisions of this Plan of Merger, the parties shall file a certificate of merger (the "Certificate of Merger") executed in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL as soon as practicable on or after the Closing Date. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Delaware Secretary of State, or at such other time as the Subsidiary and NSC shall agree should be specified in the Certificate of Merger (the "Effective Time").

     1.4 Effect of the  Merger.  The Merger  shall have the effects set forth in
Section 259 of the DGCL.

Section 2. EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES.

     2.1 Effect on Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of any holder of shares of NSC Common Stock or any shares of capital stock of the Subsidiary:

     (a) Subsidiary Common Stock. Each share of capital stock of the Subsidiary issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable share of common stock of the Surviving Corporation.

     (b) Cancellation of Treasury Stock. Each share of NSC Common Stock that is owned by NSC or by any subsidiary of NSC shall automatically be canceled and retired and shall cease to exist, and none of the Common Stock, par value $.01 per share, of HEALTHSOUTH ("HEALTHSOUTH Common Stock"), cash or other consideration shall be delivered in exchange therefor.

     (c) Conversion of NSC Shares. Subject to Section 2.2(e), each issued and outstanding share of NSC Common Stock (other than shares to be canceled in accordance with Section 2.1(b)) (collectively, the "Exchanging NSC Shares") shall be converted into the right to receive that fraction of a share of HEALTHSOUTH Common Stock determined by dividing $30.50 by the Base Period Trading Price (as defined below), as may be adjusted as provided below, computed to four decimal places (the "Exchange Ratio"); provided, however, that if the Base Period Trading Price shall be greater than $35.00, the Exchange Ratio shall be .8714; and provided further, however, that if the Base Period Trading Price shall be less than $26.50, the Exchange Ratio shall be 1.1509. The number of shares of HEALTHSOUTH Common Stock issuable with respect to each Exchanging NSC Share, as determined as set forth herein, is herein called the "Merger Consideration". For purposes of this Plan of Merger, the term "Base Period Trading Price" shall mean the average of the daily closing prices per share for the shares of HEALTHSOUTH Common Stock for the 20 consecutive trading days on which such shares are actually traded (as reported on the New York Stock Exchange Composite Transactions Tape as reported in The Wall Street Journal, Eastern Edition, or if not reported thereby, any other authoritative source) ending at the close of trading on the second New York Stock Exchange trading day immediately preceding the day of the Special Meeting (as defined in Section 7.3) (such period being herein called the "Base Period"). Promptly after the close of trading on such day, the parties shall issue joint press release publicly announcing the Exchange Ratio. As of the Effective Time, all such Exchanging NSC Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any Exchanging NSC Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and any cash in lieu of fractional shares of HEALTHSOUTH Common Stock to be issued or paid in consideration therefor upon surrender of such certificate in accordance with
Section 2.2, without interest.

     (d) Stock Options, Warrants and Convertible Securities. At the Effective Time, all rights with respect to NSC Common Stock pursuant to any NSC stock options, stock purchase warrants and convertible securities which are outstanding at the Effective Time, whether or not then exercisable, shall be converted into and become rights with respect to HEALTHSOUTH Common Stock, and HEALTHSOUTH shall assume each NSC stock option, stock purchase warrant or convertible securities, in accordance with the terms of any stock option plan under which it was issued and any stock option agreement, warrant agreement, indenture or other instrument by which it is evidenced. It is intended that, unless otherwise agreed between HEALTHSOUTH and a particular optionee, the foregoing provisions shall be undertaken in a manner that will not constitute a "modification" as defined in Section 424 of the Code, as to any stock option which is an "incentive stock option". Each NSC stock option, stock purchase warrant or convertible security so assumed shall be exercisable for, or convertible into, that number of shares of HEALTHSOUTH Common Stock equal to the number of NSC shares subject thereto multiplied by the Exchange Ratio, and shall have an exercise price or conversion price per share equal to the NSC exercise price or conversion price divided by the Exchange Ratio.

     (e) Anti-Dilution Provisions. If after the date hereof and prior to the Effective Time HEALTHSOUTH shall have declared a stock split (including a reverse split) of HEALTHSOUTH Common Stock or a dividend payable in HEALTHSOUTH Common Stock, or any other distribution of securities or dividend (in cash or otherwise) to holders of HEALTHSOUTH Common Stock with respect to their HEALTHSOUTH Common Stock (including without limitation such a distribution or dividend made in connection with a recapitalization, reclassification, merger, consolidation, reorganization or similar transaction) then (i) the amounts $30.50, $35.00 and $26.50 referred to in Section 2.1(c), and the Exchange Ratio, shall be appropriately adjusted to reflect such stock split or dividend or other distribution of securities and (ii) if such stock split, dividend or distribution has a record date prior to the Effective Time, then the number of shares of HEALTHSOUTH Common Stock to be issued upon conversion of a share of NSC Common Stock pursuant to Section 2.1(c) shall be appropriately adjusted to reflect such stock split, dividend or other distribution of securities.

     2.2 Exchange of Certificates. (a) Exchange Agent. Prior to the Effective Time, HEALTHSOUTH shall enter into an agreement with such bank or trust company as may be designated by HEALTHSOUTH (the "Exchange Agent") which shall provide that HEALTHSOUTH shall deposit with the Exchange Agent as of the Effective Time, for the benefit of the holders of Exchanging NSC Shares, for exchange in accordance with this Section 2, through the Exchange Agent, certificates representing the shares of HEALTHSOUTH Common Stock (such shares of HEALTHSOUTH Common Stock, together with any dividends or distributions with respect thereto with a record date after the Effective Time, being hereinafter referred to as the "Exchange Fund") issuable pursuant to Section 2.1 in exchange for outstanding shares of NSC Common Stock.

     (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of NSC Common Stock (the "Certificates") whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.1, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as HEALTHSOUTH may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of HEALTHSOUTH Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by HEALTHSOUTH, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of HEALTHSOUTH Common Stock which such holder has the right to receive pursuant to the provisions of this
Section 2, and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of shares of NSC Common Stock which is not registered in the transfer records of NSC, a certificate representing the proper number of shares of HEALTHSOUTH Common Stock may be issued to a person other than the person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such issuance shall pay any transfer or other taxes required by reason of the issuance of shares of HEALTHSOUTH Common Stock to a person other than the registered holder of such Certificate or establish to the satisfaction of HEALTHSOUTH that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the certificate representing shares of HEALTHSOUTH Common Stock and cash in lieu of any fractional shares of HEALTHSOUTH Common Stock as contemplated by this Section 2.2. No interest will be paid or will accrue on any cash payable in lieu of any fractional shares of HEALTHSOUTH Common Stock. To the extent permitted by law, former stockholders of record of NSC shall be entitled to vote after the Effective Time at any meeting of HEALTHSOUTH stockholders the number of whole shares of HEALTHSOUTH Common Stock into which their respective shares of NSC Common Stock are converted, regardless of whether such holders have exchanged their Certificates for certificates representing HEALTHSOUTH Common Stock in accordance with this
Section 2.2.

     (c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to HEALTHSOUTH Common Stock with a record date after the Effective Time of the Merger shall be paid to the holder of any unsurrendered Certificate with respect to the shares of

HEALTHSOUTH Common Stock represented thereby and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.2(e) until the surrender of such Certificate in accordance with this Section 2. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the holder of the certificate representing whole shares of HEALTHSOUTH Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of HEALTHSOUTH Common Stock to which such holder is entitled pursuant to Section 2.2(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of HEALTHSOUTH Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such whole shares of HEALTHSOUTH Common Stock.

     (d) No Further Ownership Rights in Exchanging NSC Shares. All shares of HEALTHSOUTH Common Stock issued upon the surrender for exchange of Certificates in accordance with the terms of this Section 2 (including any cash paid pursuant to Section 2.2(c) or 2.2(e)) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the Exchanging NSC Shares theretofore represented by such Certificates. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Section 2, except as otherwise provided by law.

     (e) No Fractional Shares. No certificates or scrip representing fractional shares of HEALTHSOUTH Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of HEALTHSOUTH. Notwithstanding any other provision of this Plan of Merger, each holder of Exchanging NSC Shares exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of HEALTHSOUTH Common Stock (after taking into account all Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of HEALTHSOUTH Common Stock multiplied by the closing price per share of HEALTHSOUTH Common Stock on the date on which the Effective Time occurs, as reported on the New York Stock Exchange Composite Transactions Tape.

     (f) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates six months after the Effective Time shall be delivered to HEALTHSOUTH, upon demand, and any holders of the Certificates who have not theretofore complied with this Section 2 shall thereafter look only to HEALTHSOUTH for payment of HEALTHSOUTH Common Stock, any cash in lieu of fractional shares of HEALTHSOUTH Common Stock and any dividends or distributions with respect to HEALTHSOUTH Common Stock.

     (g) No Liability. None of HEALTHSOUTH, the Subsidiary, NSC or the Exchange Agent shall be liable to any person in respect of any shares of HEALTHSOUTH Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificates shall not have been surrendered prior to seven years after the Effective Time (or immediately prior to such earlier date on which any shares of HEALTHSOUTH Common Stock, any cash in lieu of fractional shares of HEALTHSOUTH Common Stock or any dividends or distributions with respect to HEALTHSOUTH Common Stock in respect of such Certificates would otherwise escheat to or become the property of any governmental entity), any such shares, cash, dividends or distributions in respect of such Certificates shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

     (h) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund in deposit accounts or short-term money market instruments, as directed by HEALTHSOUTH, on a daily basis. Any interest and other income resulting from such investments shall be paid to HEALTHSOUTH.

     2.3 Certificate of Incorporation of Surviving Corporation. The Certificate of Incorporation of NSC shall be amended and restated, effective at the Effective Time, in a manner satisfactory to

HEALTHSOUTH. The Certificate of Incorporation of NSC, as so amended and restated, shall become the Certificate of Incorporation of the Surviving Corporation from and after the Effective Time and until thereafter amended as provided by law.

     2.4 Bylaws of the Surviving Corporation. The Bylaws of the Subsidiary shall be the Bylaws of the Surviving Corporation from and after the Effective Time and until thereafter altered, amended or repealed in accordance with the laws of the State of Delaware, the Certificate of Incorporation of NSC and the said Bylaws.

     2.5 Directors and Officers of the Surviving Corporation. The Directors and officers of the Subsidiary immediately prior to the Effective Time shall be the Directors and officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation.

     2.6 Assets, Liabilities, Reserves and Accounts. At the Effective Time, the assets, liabilities, reserves and accounts of each of the Subsidiary and NSC shall be taken up on the books of the Surviving Corporation at the amounts at which they respectively shall be carried on the books of said corporations immediately prior to the Effective Time, except as otherwise set forth in this Plan of Merger and subject to such adjustments, or elimination of intercompany items, as may be appropriate in giving effect to the Merger in accordance with generally accepted accounting principles.

     2.7 Corporate Acts of the Subsidiary. All corporate acts, plans, policies, approvals and authorizations of the Subsidiary, its sole stockholder, its Board of Directors, committees elected or appointed by the Board of Directors, and all officers and agents, valid immediately prior to the Effective Time, shall be those of the Surviving Corporation and shall be as effective and binding thereon as they were with respect to the Subsidiary. The employees and agents of the Subsidiary shall become the employees and agents of the Surviving Corporation and continue to be entitled to the same rights and benefits which they enjoyed as employees and agents of the Subsidiary.

Section 3. REPRESENTATIONS AND WARRANTIES OF NSC.

     NSC hereby represents and warrants to HEALTHSOUTH and the Subsidiary as follows:

     3.1 Organization, Existence and Good Standing. NSC is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. NSC has all necessary corporate power to own its properties and assets and to carry on its business as presently conducted. NSC is not, and has not been within the two years immediately preceding the date of this Plan of Merger, a subsidiary or division of another corporation, nor has NSC within such time owned, directly or indirectly, any shares of HEALTHSOUTH Common Stock or Subsidiary Common Stock.

     3.2 NSC Capital Stock. NSC's authorized capital consists of 40,000,000 shares of NSC Common Stock, of which 18,572,111 shares were issued and outstanding as of April 3, 1998, and no shares of which were issued and held as treasury shares, 10,000,000 shares of Non-Voting Common Stock, par value $.01 per share, none of which shares are issued and outstanding or held as treasury stock, and 10,000,000 shares of Preferred Stock, par value $.01 per share, none of which shares are issued and outstanding or held as treasury stock. All of the issued and outstanding shares of NSC Common Stock are duly and validly issued, fully paid and nonassessable. Except as set forth on Exhibit 3.2 to the Disclosure Schedule delivered by NSC to HEALTHSOUTH simultaneously with the execution and delivery hereof (the "Disclosure Schedule") or otherwise disclosed in the NSC Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (the "NSC 10-K"), there are no options, warrants, convertible securities or similar rights granted by NSC or any other agreements to which NSC is a party providing for the issuance or sale by it of any additional securities which would remain in effect after the Effective Time. There is no liability for dividends declared or accumulated but unpaid with respect to any of the shares of NSC Common Stock. NSC has not made any distributions to any holders of NSC Common Stock or participated in or effected any issuance, exchange or retirement of shares of NSC Common Stock, or otherwise changed the equity interests of holders of NSC Common Stock, in contemplation of effecting the Merger within the two years immediately preceding the date of this Plan of Merger. Any shares of NSC Common Stock that NSC has re-acquired during the two years immediately preceding the date of this Plan of Merger have been so re-acquired only for purposes other than "business combinations", as such term is defined in
Accounting   Principles   Board   Opinion   No.   16,  as   amended   ("Business
Combinations").

     3.3 Subsidiaries and Affiliated Partnerships. (a) Attached to the Disclosure Schedule as Exhibit 3.3 is a list of all corporate subsidiaries of NSC (individually, a "NSC Subsidiary", and collectively, the "NSC Subsidiaries") and their states of incorporation. Except as set forth on Exhibit 3.3, NSC does not own stock in and does not control, directly or indirectly, any other corporation, association or business organization other than the NSC Other Entities (as defined below).

     (b) Also disclosed on Exhibit 3.3 is a list of all general or limited partnerships in which a general partner is NSC, a NSC Subsidiary or another NSC Partnership (individually, a "NSC Partnership" and collectively, the "NSC Partnerships"), and all limited liability companies in which NSC, a NSC Subsidiary or a NSC Partnership is a member (individually, a "NSC LLC" and collectively, the "NSC LLCs") (the NSC Partnerships and the NSC LLCs being collectively called the "NSC Other Entities"), and their states of organization. Except as set forth on Exhibit 3.3, neither NSC nor any NSC Subsidiary owns an equity interest in, nor does such entity control, directly or indirectly, any other joint venture, limited liability company or partnership.

     3.4 Organization, Existence and Good Standing of NSC Subsidiaries and NSC Other Entities. (a) Each NSC Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of its respective state of incorporation, except where the failure to be in good standing would not have a material adverse effect on NSC. Each NSC Subsidiary has all necessary corporate power to own its properties and assets and to carry on its business as presently conducted.

     (b) Each NSC Partnership that is a limited partnership is validly formed, each NSC Partnership that is a general partnership has been duly organized, and each NSC Partnership is in good standing under the laws of its respective state of organization, except where the failure to be in good standing would not have a material adverse effect on NSC. Each NSC Partnership has all necessary power to own its property and assets and to carry on its business as presently conducted.

     (c) Each NSC LLC is a limited liability company validly formed and in good standing under the laws of its respective state of organization, except where the failure to be in good standing would not have a material adverse effect on NSC. Each NSC LLC has all necessary power to own its property and assets to carry on its business as presently conducted.

     3.5 Foreign Qualifications. NSC, each NSC Subsidiary and each NSC Other Entity that is not a general partnership is qualified to do business as a foreign corporation, foreign limited partnership or foreign limited liability company, as the case may be, and is in good standing in each jurisdiction where the nature or character of the property owned, leased or operated by it or the nature of the business transacted by it makes such qualification necessary, except where the failure to so qualify or be in good standing would not have a material adverse effect on NSC.

     3.6 Power and Authority. Subject to the satisfaction of the conditions precedent set forth herein, NSC has the corporate power to execute, deliver and perform this Plan of Merger and all agreements and other documents executed and delivered or to be executed and delivered by it pursuant to this Plan of Merger, and, subject to the satisfaction of the conditions precedent set forth herein, has taken all action required by its Certificate of Incorporation, Bylaws or otherwise, to authorize the execution, delivery and performance of this Plan of Merger and such related documents. Except as set forth on Exhibit 3.6 to the Disclosure Schedule, the execution and delivery of this Plan of Merger does not and, subject to the receipt of required stockholder and regulatory approvals and any other required third-party consents or approvals, the consummation of the Merger will not, violate any provisions of the Certificate of Incorporation of NSC or any provisions of, or result in the acceleration of any obligation under, any material mortgage, lien, lease, agreement, instrument, order, arbitration award, judgment or decree, to which NSC or any NSC Subsidiary or NSC Other Entity is a party, or by which it is bound, or violate any restrictions of any kind to which it is subject which, if violated or accelerated, would have a material adverse effect on NSC. The execution and delivery of this Plan of Merger has been approved by the Board of Directors of NSC. This Plan of Merger has been duly executed and delivered by NSC and, assuming this Plan of Merger constitutes a valid and binding obligation of HEALTHSOUTH and the Subsidiary, as the case may be, constitutes a valid and binding obligation of NSC, enforceable against NSC in accordance with its terms.

     3.7 NSC Public Information. NSC has heretofore furnished HEALTHSOUTH with a true and complete copy of each report, schedule, registration statement and definitive proxy statement filed by it with the Securities and Exchange Commission (the "SEC") (as any such documents have since the time of their original filing been amended, the "NSC Documents") since January 1, 1998, which are all the documents (other than preliminary material) that it was required to file with the SEC from such date through the date of this Plan of Merger. As of their respective dates, the NSC Documents did not contain any untrue statements of material facts or omit to state material facts required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of their respective dates, the NSC Documents complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated under such statutes. The financial statements contained in the NSC Documents, together with the notes thereto, have been prepared in accordance with generally accepted accounting principles consistently followed throughout the periods indicated (except as may be indicated in the notes thereto, or, in the case of the unaudited financial statements, as permitted by Form 10-Q), reflect all known liabilities of NSC required to be stated therein, including all such known contingent liabilities as of the end of each period reflected therein, and present fairly the financial condition of NSC at said dates and the consolidated results of operations and cash flows of NSC for the periods then ended. The consolidated balance sheet of NSC at December 31, 1997 included in the NSC Documents is herein sometimes referred to as the "NSC Balance Sheet".

     3.8 Legal  Proceedings.  Except as  disclosed  in the NSC  Documents  or on
Exhibit 3.9 to the Disclosure Schedule, so far as is known to NSC there is no litigation, governmental investigation or other proceeding pending or threatened against or relating to NSC, its properties or business, or the transaction contemplated by this Plan of Merger other than litigation, governmental investigations or other proceedings which would not individually or in the aggregate, have a material adverse effect on NSC, and, so far as is known to NSC, no basis for any such action exists which action would, individually or in the aggregate, have a material adverse effect on NSC.

     3.9 Contracts, etc. (a) All material contracts, leases, agreements and arrangements to which NSC or any of the NSC Subsidiaries or NSC Other Entities is a party are legally valid and binding in accordance with their terms and in full force and effect (assuming such contracts, leases and arrangements are enforceable against the other parties to such contracts, leases, agreements and arrangements), and to the knowledge of NSC, no party is in default thereunder, and no event has occurred which, but for the passage of time or the giving of notice or both, would constitute a default thereunder, except, in each case, where the invalidity of the lease, contract, agreement or arrangement or the default or breach thereunder or thereof would not, individually or in the aggregate, have a material adverse effect on NSC.

     (b) Except as set forth on Exhibit 3.9(b) to the Disclosure Schedule, no contract or agreement to which NSC or any NSC Subsidiary or NSC Other Entity is a party will, by its terms, terminate as a result of the transactions contemplated hereby or require any consent from any obligor thereto in order to remain in full force and effect immediately after the Effective Time, except for contracts or agreements which, if terminated, would not have a material adverse effect on NSC.

     (c) Except as set forth on Exhibit 3.9(c) to the Disclosure Schedule, none of NSC, any NSC Subsidiary or any NSC Other Entity has granted any right of first refusal or similar right in favor of any third party with respect to any material portion of its properties or assets or entered into any non-competition agreement or similar agreement restricting its ability to engage in any business in any location.

     3.10 Subsequent Events. Except as set forth on Exhibit 3.10 to the Disclosure Schedule or disclosed in the NSC Documents, NSC has not, since the date of the NSC 10-K:

       (a) Incurred any material adverse change.

       (b) Discharged or satisfied any material lien or encumbrance, or paid or satisfied any material obligation or liability (absolute, accrued, contingent or otherwise) other than (i) liabilities shown or reflected on the NSC Balance Sheet or (ii) liabilities incurred since the date of the last-filed NSC Document in the ordinary course of business, which discharge or satisfaction would have a material adverse effect on NSC.

       (c) Increased or established any reserve for taxes or any other liability on its books or otherwise provided therefor which would have a material adverse effect on NSC, except as may have been required due to consolidated income or operations of NSC since the date of the NSC 10-K.

       (d) Mortgaged, pledged or subjected to any lien, charge or other encumbrance any of the assets, tangible or intangible, which assets are material to the consolidated business or financial condition of NSC.

       (e) Sold or transferred any of the assets material to the consolidated business of NSC, canceled any material debts or claims or waived any material rights, except in the ordinary course of business.

       (f) Granted any general or uniform increase in the rates of pay of employees or any material increase in salary payable or to become payable by NSC to any officer or employee, consultant or agent (other than normal merit increases), or by means of any bonus or pension plan, contract or other commitment, increased in a material respect the compensation of any officer, employee, consultant or agent.

       (g) Except for this Plan of Merger and any other agreement executed and delivered pursuant to this Plan of Merger, entered into any material transaction other than in the ordinary course of business or permitted under other Sections hereof.

       (h) Issued any stock, bonds or other securities, other than stock options granted to employees, directors or consultants of NSC or warrants granted to third parties, all of which are disclosed on Exhibit 3.2 to the Disclosure Schedule or reflected in the NSC Documents.

     3.11 Accounts Receivable. (a) Since the date of the NSC 10-K, NSC has not changed any material principle or practice with respect to the recordation of accounts receivable or the calculation of reserves therefor, or any material collection, discount or write-off policy or procedure. NSC (including the NSC Subsidiaries and NSC Other Entities) is in compliance with the terms and conditions of all third-party payor arrangements relating to its accounts receivable, except to the extent that such noncompliance would not have a material adverse effect on NSC.

     (b) Without limiting the generality of the foregoing, each of NSC and the NSC Subsidiaries and the NSC Other Entities is in compliance with all Medicare and Medicaid provider agreements to which it is a party, except to the extent that such noncompliance would not have a material adverse effect on NSC.

     3.12 Tax Returns. NSC has filed all tax returns required to be filed by it or requests for extensions to file such returns or reports have been timely filed and granted and have not expired, except to the extent that such failures to file, taken together, do not have a material adverse effect on NSC. NSC has made all payments shown as due on such returns, except to the extent that the failure to make such payments would not have material adverse effect on NSC. Except as set forth on Exhibit 3.12 to the Disclosure Schedule, NSC has not been notified that any tax returns of NSC are currently under audit by the Internal Revenue Service or any state or local tax agency, except for local tax audits that in the aggregate are not material. No agreements have been made by NSC for the extension of time or the waiver of the statute of limitations for the assessment or payment of any federal, state or local taxes.

     3.13 Commissions and Fees. Except as set forth in Exhibit 3.13 to the Disclosure Schedule, there are no valid claims for brokerage commissions or finder's or similar fees in connection with the transactions contemplated by this Plan of Merger which may be now or hereafter asserted against HEALTHSOUTH resulting from any action taken by NSC or its stockholders, officers or Directors, or any of them.

     3.14 Employee Benefit Plans; Employment Matters. (a) Except as described in the NSC Documents or set forth on Exhibit 3.14(a) to the Disclosure Schedule, NSC has neither established nor maintains nor is obligated to make contributions to or under or otherwise participate in (a) any bonus or other type of incentive compensation plan, program, agreement, policy, commitment, contract or arrangement (whether or not set forth in a written document), (b) any pension, profit-sharing, retirement or other plan, program or arrangement, or (c) any other employee benefit plan, fund or program, including, but not limited to, those described in Section 3(3) of ERISA. All such plans (individually, a "Plan" and collectively, the "Plans") have been operated and administered in all material respects in accordance with, as applicable, ERISA, the Internal Revenue Code of 1986, as amended, Title VII of the Civil Rights Act of 1964, as amended, the Equal Pay Act of 1967, as amended, the Age Discrimination in Employment Act of 1967, as amended, and the related rules and regulations adopted by those federal agencies responsible for the administration of such laws. No act or failure to act by NSC has resulted in a "prohibited transaction" (as defined in ERISA) with respect to the Plans that is not subject to a statutory or regulatory exception. No "reportable event" (as defined in ERISA) has occurred with respect to any of the Plans which is subject to Title IV of ERISA. NSC has not previously made, is not currently making, and is not obligated in any way to make, any contributions to any multi-employer plan within the meaning of the Multi-Employer Pension Plan Amendments Act of 1980.

     (b) Except as described in the NSC Documents or set forth on Exhibit 3.14(b) to the Disclosure Schedule, NSC is not a party to any oral or written
(i) union, guild or collective bargaining agreement which agreement covers employees in the United States (nor is it aware of any union organizing activity currently being conducted in respect to any of its employees), (ii) agreement with any executive officer or other key employee the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction of the nature contemplated by this Plan of Merger and which provides for the payment of in excess of $50,000, or (iii) agreement or plan, including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Plan of Merger or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Plan of Merger.

     3.15 Compliance with Laws in General. Except as set forth on Exhibit 3.15 to the Disclosure Schedule or disclosed in the NSC Documents, NSC has not received any notices of material violations of any federal, state and local laws, regulations and ordinances relating to its business and operations, including, without limitation, the Federal Environmental Protection Act, the Occupational Safety and Health Act, the Americans with Disabilities Act, the Medicare or applicable Medicaid statutes and regulations and any Environmental Laws, and no notice of any pending inspection or violation of any such law, regulation or ordinance has been received by NSC which, if it were determined that a violation had occurred, would have a material effect on NSC.

     3.16 Licenses, Accreditation and Regulatory Approvals. Except as disclosed in the NSC Documents or set forth on Exhibit 3.16 to the Disclosure Schedule, NSC and the NSC Subsidiaries and NSC Other Entities hold all licenses, permits, certificates of need and other regulatory approvals which are needed or required by law with respect to their businesses, operations and facilities as they are currently or presently conducted (collectively, the "Licenses"), except where the failure to possess such Licenses does not have a material adverse effect on NSC. All such Licenses are in full force and effect, and NSC is in compliance with all conditions and requirements of the Licenses and with all rules and regulations relating thereto, except for such noncompliance as does not have a material adverse effect on NSC. NSC, the NSC Subsidiaries and the NSC Other Entities are, to the extent applicable to their operations, (i) eligible to receive payment under Titles XVIII and XIX of the Social Security Act, (ii) providers under existing provider agreements with the Medicare program through the applicable intermediaries and (iii) in compliance with the conditions of participation in the Medicare program except where such inability in the case of either items (i) or (ii) or noncompliance in item (iii) does not have a material adverse effect on NSC. Except to the extent that the failure to make or to timely make such filings would not have a material adverse effect on NSC, NSC, the NSC Subsidiaries and the NSC Other Entities have timely filed all requisite claims and other reports required to be filed in connection with the Medicare, Medicaid and other governmental health programs due on or before the date hereof, all of which were, when filed, complete and correct except to the extent that such failure to be complete and correct would not have a material adverse effect on NSC. There are no current claims, actions or appeals pending, and neither NSC nor the NSC Subsidiaries nor the NSC Other Entities have filed any claims or reports which would result in such claims, actions or appeals, before any commission, board or agency, including, without limitation, any intermediary or carrier, the Provider Reimbursement Review Board or the Administrator of the Health Care Financing Administration with respect to any Medicare claims, or any disallowances in connection with any audit of claims, which in any such case would have a material adverse effect on NSC. The amounts established as provisions for adjustments by Medicare, Medicaid and other third-party payors on the financial statements set forth in the last-filed NSC Document are sufficient to pay any material amounts for which NSC believes it will be liable. To the knowledge of NSC, neither NSC nor the NSC Subsidiaries nor the NSC Other Entities nor their respective employees have committed a violation of the Medicare and Medicaid fraud and abuse provisions of the Social Security Act, which violation would have a material adverse effect on NSC. Any and all past litigation concerning such Licenses and all claims and causes of action raised therein, has been finally adjudicated. No such License has been revoked, conditioned (except as may be customary) or restricted, and no action (equitable, legal or administrative), arbitration or other process is pending, or to the knowledge of NSC, threatened, which in any way challenges the validity of, or seeks to revoke, condition or restrict any such License where such invalidity, revocation, condition or restriction would have a material adverse effect on NSC. Subject to compliance with applicable securities laws, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and state or local statutes, rules or regulations requiring notice, approval, or other action upon the occurrence of a change in control of NSC or any of the NSC Subsidiaries or NSC Other Entities, the consummation of the Merger will not violate any law or regulation to which NSC is subject which, if violated, would have a material adverse effect on NSC.

     3.17 Retirement or Re-Acquisition of HEALTHSOUTH Common Stock. NSC is not a party to any agreement the effect of which would be to require HEALTHSOUTH directly or indirectly to retire or re-acquire all or part of the shares of HEALTHSOUTH Common Stock issued pursuant to Section 2.1 hereof.

     3.18 Disposition of Assets of Surviving Corporation. NSC is not a party to any plan to dispose of a significant part of the assets of the Surviving Corporation within two years after the Closing Date, other than dispositions in the ordinary course of business of the Surviving Corporation and dispositions intended to eliminate duplicate facilities or excess capacity.

     3.19 Vote Required. The affirmative vote of the holders of a majority of the outstanding shares of the NSC Common Stock entitled to vote thereon is the only vote of the holders of any class or series of NSC capital stock necessary to approve this Plan of Merger, the Merger and the transactions contemplated hereby.

     3.20 Opinion of Financial Advisor. The Board of Directors of NSC has received the oral opinion of BT Alex. Brown Incorporated to the effect that, as of the date of this Plan of Merger, the consideration to be received by the holders of NSC Common Stock is fair to such holders from a financial point of view, a written copy of which opinion will be delivered by NSC to HEALTHSOUTH prior to the date on which the definitive proxy materials for the Proxy Statement (as defined in Section 7.4(a)) are filed with the SEC.

Section 4. REPRESENTATIONS AND WARRANTIES OF THE SUBSIDIARY AND HEALTHSOUTH.

     The Subsidiary and HEALTHSOUTH, jointly and severally, hereby represent and warrant to NSC as follows:

     4.1 Organization, Existence and Capital Stock. The Subsidiary is a corporation duly organized and validly existing and is in good standing under the laws of the State of Delaware. The Subsidiary's authorized capital consists of 1,000 shares of Common Stock, par value $.01 per share, all of which shares are issued and registered in the name of HEALTHSOUTH. The Subsidiary has not, within the two years immediately preceding the date of this Plan of Merger, owned, directly or indirectly, any shares of NSC Common Stock. The Subsidiary has (i) not engaged directly or indirectly in any business or activities of any type or kind whatsoever nor entered into any agreements or arrangements with any person or entity, or become subject to or bound by any obligation or undertaking which is not contemplated by this Agreement and (ii) not created, granted or suffered to exist any lien upon its properties or assets which would attach to any properties or assets of HEALTHSOUTH or the Surviving Corporation after the Effective Time.

     4.2 Power and Authority. The Subsidiary has corporate power to execute, deliver and perform this Plan of Merger and all agreements and other documents executed and delivered, or to be executed and delivered, by it pursuant to this Plan of Merger, and, subject to the satisfaction of the conditions precedent set forth herein, has taken all actions required by law, its Certificate of Incorporation, its Bylaws or otherwise, to authorize the execution and delivery of this Plan of Merger and such related documents. The execution and delivery of this Plan of Merger does not and, subject to the receipt of required stockholder and regulatory approvals and any other required third-party consents or approvals, the consummation of the Merger contemplated hereby will not, violate any provisions of the Certificate of Incorporation or Bylaws of the Subsidiary, or any agreement, instrument, order, judgment or decree to which the Subsidiary is a party or by which it is bound, violate any restrictions of any kind to which the Subsidiary is subject, or result in the creation of any lien, charge or encumbrance upon any of the property or assets of the Subsidiary.

     4.3 No Subsidiaries. The Subsidiary does not own stock in, and does not control directly or indirectly, any other corporation, association or business organization. The Subsidiary is not a party to any joint venture or partnership.

     4.4 Legal Proceedings. There are no actions, suits or proceedings pending or threatened against the Subsidiary, at law or in equity, relating to or affecting the Subsidiary, including the Merger. The Subsidiary does not know or have any reasonable grounds to know of any justification for any such action, suit or proceeding.

     4.5 No Contracts or Liabilities. Other than the obligations created under this Plan of Merger, the Subsidiary is not obligated under any contracts, claims, leases, liabilities (contingent or otherwise), loans or otherwise.

Section 5. REPRESENTATIONS AND WARRANTIES OF HEALTHSOUTH.

     HEALTHSOUTH hereby represents and warrants to NSC as follows:

     5.1 Organization, Existence and Good Standing. HEALTHSOUTH is a corporation duly organized and validly existing and is in good standing under the laws of the State of Delaware. HEALTHSOUTH has all necessary corporate power to own its properties and assets and to carry on its business as presently conducted. HEALTHSOUTH is duly qualified to do business and is in good standing in all jurisdictions in which the character of the property owned, leased or operated or the nature of the business transacted by it makes qualification necessary. HEALTHSOUTH is not, and has not been within the two years immediately preceding the date of this Plan of Merger, a subsidiary or division of another corporation, nor has HEALTHSOUTH within such time owned, directly or indirectly, any shares of NSC Common Stock.

     5.2 Power and Authority. HEALTHSOUTH has corporate power to execute, deliver and perform this Plan of Merger and all agreements and other documents executed and delivered, or to be executed and delivered, by it pursuant to this Plan of Merger, and, subject to the satisfaction of the conditions precedent set forth herein has taken all actions required by law, its Certificate of Incorporation, its Bylaws or otherwise, to authorize the execution and delivery of this Plan of Merger and such related documents. The execution and delivery of this Plan of Merger does not and, subject to the receipt of required regulatory approvals and any other required third-party consents or approvals, the consummation of the Merger contemplated hereby will not, violate any provisions of the Certificate of Incorporation or Bylaws of HEALTHSOUTH, or any provision of, or result in the acceleration of any obligation under, any mortgage, lien, lease, agreement, instrument, order, arbitration award, judgment or decree to which HEALTHSOUTH is a party or by which it is bound, or violate any restrictions of any kind to which HEALTHSOUTH is subject. The execution and delivery of this Plan of Merger has been approved by the Board of Directors of HEALTHSOUTH. This Plan of Merger has been duly executed and delivered by HEALTHSOUTH and the Subsidiary and, assuming this Plan of Merger constitutes a valid and binding obligation of NSC, constitutes a valid and binding obligation of HEALTHSOUTH and the Subsidiary, enforceable against HEALTHSOUTH and the Subsidiary in accordance with its terms. No vote of the holders of any class or series of HEALTHSOUTH capital stock is necessary to approve this Plan of Merger, the Merger and the transactions contemplated hereby.

     5.3 HEALTHSOUTH Common Stock. On the Closing Date, HEALTHSOUTH will have a sufficient number of authorized but unissued and/or treasury shares of its Common Stock available for issuance to the holders of NSC Common Stock in accordance with the provisions of this Plan of Merger. The HEALTHSOUTH Common Stock to be issued pursuant to this Plan of Merger will, when so delivered, be
(i) duly and validly issued, fully paid and nonassessable, (ii) issued pursuant to an effective registration statement under the Securities Act of 1933, as amended, and (iii) authorized for listing on the New York Stock Exchange, Inc. (the "Exchange") upon official notice of issuance.

     5.4 Capitalization. HEALTHSOUTH's authorized capital stock consists of 1,500,000 shares of Preferred Stock, par value $.10 per share, of which no shares are issued and outstanding, and no shares are held in treasury, and 500,000,000 shares of Common Stock, par value $.01 per share, of which 399,952,852 shares were issued and outstanding as of March 30, 1998, and 186,000 shares are held in treasury. All of the issued and outstanding shares of HEALTHSOUTH Common Stock have been duly and validly issued and are fully paid and non-assessable. Except as disclosed in the HEALTHSOUTH Annual Report on Form 10-K for the fiscal year ended December 31, 1997, as amended (the "HEALTHSOUTH 10-K"), there are no options, warrants, convertible debentures or similar rights granted by HEALTHSOUTH or any other agreements to which HEALTHSOUTH is a party providing for the issuance or sale by it of any additional securities, other than stock options granted in the ordinary course since such date, up to 8,579,627 shares of HEALTHSOUTH Common Stock to be issued pursuant to a Plan and Agreement of Merger, as amended, between HEALTHSOUTH, Chandler Acquisition Corporation and The Company Doctor, and HEALTHSOUTH's $567,750,000 principal amount of 3.25% Convertible Subordinated Debentures due 2003. There is no liability for dividends declared or accumulated but unpaid with respect to any shares of HEALTHSOUTH Common Stock. HEALTHSOUTH has not made any distributions to any holder of HEALTHSOUTH Common Stock or participated in or effected any issuance, exchange or retirement of HEALTHSOUTH Common Stock, or otherwise changed the equity interests of holders of HEALTHSOUTH Common Stock, in contemplation of effecting the Merger within the two years immediately preceding the date of this Plan of Merger. Any shares of HEALTHSOUTH Common Stock that HEALTHSOUTH has re-acquired during the two years immediately preceding the date of this Plan of Merger have been so re-acquired only for purposes other than Business Combinations.

     5.5 Subsidiary Common Stock. HEALTHSOUTH owns, beneficially and of record, all of the issued and outstanding shares of Subsidiary Common Stock, which are validly issued and outstanding, fully paid and nonassessable, free and clear of all liens and encumbrances. HEALTHSOUTH has the corporate power to endorse and surrender such Subsidiary Shares for cancellation pursuant to this Plan of Merger. HEALTHSOUTH has taken all such actions as may be required in its capacity as the sole stockholder of the Subsidiary to approve the Merger.

     5.6 HEALTHSOUTH Documents. HEALTHSOUTH has heretofore furnished NSC with a true and complete copy of each report, schedule, registration statement and definitive proxy statement filed by it with the SEC (as any such documents have since the time of their original filing been amended, the "HEALTHSOUTH Documents") since January 1, 1998, which are all the documents (other than preliminary material) that it was required to file with the SEC since such date. As of their respective dates, the HEALTHSOUTH Documents did not contain any untrue statements of material facts or omit to state material facts required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of their respective dates, the HEALTHSOUTH Documents complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated under such statutes. The financial statements contained in the HEALTHSOUTH Documents, together with the notes thereto, have been prepared in accordance with generally accepted accounting principles consistently followed throughout the periods indicated (except as may be indicated in the notes thereto, or, in the case of the unaudited financial statements, as permitted by Form 10-Q), reflect all known liabilities of HEALTHSOUTH required to be stated therein, including all known contingent liabilities as of the end of each period reflected therein, and present fairly the financial condition of HEALTHSOUTH at said dates and the consolidated results of operations and cash flows of HEALTHSOUTH for the periods then ended.

     5.7 Investment Intent. HEALTHSOUTH is acquiring the shares of NSC Common Stock hereunder for its own account and not with a view to the distribution or sale thereof, and HEALTHSOUTH has no understanding, agreement or arrangement to sell, distribute, partition or otherwise transfer or assign all or any part of the shares of NSC Common Stock to any other person, firm or corporation.

     5.8 Legal Proceedings. Except as disclosed in the HEALTHSOUTH Documents, there is no material litigation, governmental investigation or other proceeding pending or, so far as is known to HEALTHSOUTH, threatened against or relating to HEALTHSOUTH, its properties or business, or the transaction contemplated by this Plan of Merger and, so far as is known to HEALTHSOUTH, no basis for any such action exists.

     5.9 Compliance with Laws in General. Except as disclosed in the HEALTHSOUTH Documents, HEALTHSOUTH has not received any notices of material violations of any federal, state and local laws, regulations and ordinances relating to its business and operations, including, without limitation, the Federal Environmental Protection Act, the Occupational Safety and Health Act, the Americans with Disabilities Act, the Medicare or applicable Medicaid statutes and regulations and any Environmental Laws, and no notice of any pending inspection or violation of any such law, regulation or ordinance has been received by HEALTHSOUTH which, if it were determined that a violation had occurred, would have a material effect on HEALTHSOUTH.

     5.10 Licenses, Accreditation and Regulatory Approvals. Except as disclosed in the HEALTHSOUTH Documents, HEALTHSOUTH and its subsidiaries (the "HEALTHSOUTH Subsidiaries") and controlled general or limited partnerships and limited liability companies (the "HEALTHSOUTH Other Entities") hold all Licenses which are needed or required by law with respect to their businesses, operations and facilities as they are currently or presently conducted, except where the failure to possess such Licenses does not have a material adverse effect on HEALTHSOUTH. All such Licenses are in full force and effect, and HEALTHSOUTH is in compliance with all conditions and requirements of the Licenses and with all rules and regulations relating thereto, except for such noncompliance as does not have a material adverse effect on HEALTHSOUTH. HEALTHSOUTH, the HEALTHSOUTH Subsidiaries and the HEALTHSOUTH Other Entities are, to the extent applicable to their operations, (i) eligible to receive payment under Titles XVIII and XIX of the Social Security Act, (ii) providers under existing provider agreements with the Medicare program through the applicable intermediaries and (iii) in compliance with the conditions of participation in the Medicare program except where such inability in the case of either items (i) or (ii) or noncompliance in item (iii) does not have a material adverse effect on HEALTHSOUTH. Except to the extent that the failure to make or to timely make such filings would not have a material adverse effect on HEALTHSOUTH, HEALTHSOUTH, the HEALTHSOUTH Subsidiaries and the HEALTHSOUTH Other Entities have timely filed all requisite claims and other reports required to be filed in connection with the Medicare, Medicaid and other governmental health programs due on or before the date hereof, all of which were, when filed, complete and correct except to the extent that such failure to be complete and correct would not have a material adverse effect on HEALTHSOUTH. There are no current claims, actions or appeals pending, and neither HEALTHSOUTH nor the HEALTHSOUTH Subsidiaries nor the HEALTHSOUTH Other Entities have filed any claims or reports which would result in such claims, actions or appeals, before any commission, board or agency, including, without limitation, any intermediary or carrier, the Provider Reimbursement Review Board or the Administrator of the Health Care Financing Administration with respect to any Medicare claims, or any disallowances in connection with any audit of claims, which in any such case would have a material adverse effect on HEALTHSOUTH. The amounts established as provisions for adjustments by Medicare, Medicaid and other third-party payors on the financial statements set forth in the HEALTHSOUTH 10-K are sufficient to pay any material amounts for which HEALTHSOUTH believes it will be liable. To the knowledge of HEALTHSOUTH, neither HEALTHSOUTH nor the HEALTHSOUTH Subsidiaries nor the HEALTHSOUTH Other Entities nor their respective employees have committed a violation of the Medicare and Medicaid fraud and abuse provisions of the Social Security Act, which violation would have a material adverse effect on HEALTHSOUTH. Any and all past litigation concerning such Licenses and all claims and causes of action raised therein, has been finally adjudicated. No such License has been revoked, conditioned (except as may be customary) or restricted, and no action (equitable, legal or administrative), arbitration or other process is pending, or to the knowledge of HEALTHSOUTH, threatened, which in any way challenges the validity of, or seeks to revoke, condition or restrict any such License where such invalidity, revocation, condition or restriction would have a material adverse effect on HEALTHSOUTH. Subject to compliance with applicable securities laws, the HSR Act and state or local statutes, rules or regulations requiring notice, approval, or other action upon the occurrence of a change in control of NSC or any of the NSC Subsidiaries or NSC Other Entities, the consummation of the Merger will not violate any law or regulation to which HEALTHSOUTH is subject which, if violated, would have a material adverse effect on HEALTHSOUTH.

     5.11 Subsequent Events. Except as disclosed in the HEALTHSOUTH 10-K, HEALTHSOUTH has not, since the date of the HEALTHSOUTH 10-K:

       (a) Incurred any material adverse change.

       (b) Discharged or satisfied any material lien or encumbrance, or paid or satisfied any material obligation or liability (absolute, accrued, contingent or otherwise) other than (i) liabilities shown or reflected on the December 31, 1997 Balance Sheet contained in the HEALTHSOUTH 10-K or
    (ii) liabilities incurred since the date of the HEALTHSOUTH 10-K in the ordinary course of business, which discharge or satisfaction would have a material adverse effect on HEALTHSOUTH.

       (c) Increased or established any reserve for taxes or any other liability on its books or otherwise provided therefor which would have a material adverse effect on HEALTHSOUTH, except as may have been required due to income or operations of HEALTHSOUTH since December 31, 1997.

       (d) Mortgaged, pledged or subjected to any lien, charge or other encumbrance any of the assets, tangible or intangible, which assets are material to the consolidated business or financial condition of HEALTHSOUTH.

       (e) Sold or transferred any of the assets material to the consolidated business of HEALTHSOUTH, canceled any material debts or claims or waived any material rights, except in the ordinary course of business.

       (f) Granted any general or uniform increase in the rates of pay of employees or any material increase in salary payable or to become payable by HEALTHSOUTH to any officer or employee, consultant or agent (other than normal merit increases), or by means of any bonus or pension plan, contract or other commitment, increased in a material respect the compensation of any officer, employee, consultant or agent.

       (g) Except for this Plan of Merger and any other agreement executed and delivered pursuant to this Plan of Merger, entered into any material transaction other than in the ordinary course of business or permitted under other Sections hereof.

       (h) Issued any stock, bonds or other securities, other than stock options granted to employees or consultants of HEALTHSOUTH or warrants granted to third parties, all of which are described in the HEALTHSOUTH Documents.

     5.12 Retirement or Re-Acquisition of HEALTHSOUTH Common Stock. HEALTHSOUTH has not agreed directly or indirectly to retire or re-acquire all or part of the shares of HEALTHSOUTH Common Stock issued pursuant to Section 2.1 hereof.

     5.13 Disposition of Assets of Surviving Corporation. HEALTHSOUTH does not intend or plan to dispose of, or to cause the Surviving Corporation to dispose of, a significant part of the assets of the Surviving Corporation within two years after the Effective Time, other than dispositions in the ordinary course of business of the Surviving Corporation and dispositions intended to eliminate duplicate facilities or excess capacity.

Section 6. ACCESS TO INFORMATION AND DOCUMENTS.

     6.1 Access to Information. Between the date hereof and the Closing Date, each of NSC and HEALTHSOUTH will give to the other party and its counsel, accountants and other representatives full access to all the properties, documents, contracts, personnel files and other records of such party and shall furnish the other party with copies of such documents and with such information with respect to the affairs of such party as the other party may from time to time reasonably request. Each party will disclose and make available to the other party and its representatives all books, contracts, accounts, personnel records, letters of intent, papers, records, communications with regulatory authorities and other documents relating to the business and operations of such party. In addition, NSC shall make available to HEALTHSOUTH all such banking, investment and financial information as shall be necessary to allow for the efficient integration of NSC banking, investment and financial arrangements with those of HEALTHSOUTH at the Effective Time.

     6.2 Return of Records. If the transactions contemplated hereby are not consummated and this Plan of Merger terminates, each party agrees to promptly return all documents, contracts, records or properties of the other party and all copies thereof furnished pursuant to this Section 6 or otherwise. All information disclosed by any party or any affiliate or representative of any party shall be deemed to be "Evaluation Material" under the terms of the Confidentiality Agreements dated April 30, 1998, between NSC and HEALTHSOUTH and May 1, 1998, between HEALTHSOUTH and NSC (the "Confidentiality Agreements").

     6.3 Effect of Access. (a) Nothing contained in this Section 6 shall be deemed to create any duty or responsibility on the part of either party to investigate or evaluate the value, validity or enforceability of any contract, lease or other asset included in the assets of the other party.

     (b) With respect to matters as to which any party has made express representations or warranties herein, the parties shall be entitled to rely upon such express representations and warranties irrespective of any investigations made by such parties, except to the extent that such investigations result in actual knowledge of the inaccuracy or falsehood of particular representations and warranties.

Section 7. COVENANTS.

     7.1 Preservation of Business. Prior to the Effective Time, NSC will use its best efforts to preserve the business organization of NSC intact, to keep available to HEALTHSOUTH and the Surviving Corporation the services of the present employees of NSC, and to preserve for HEALTHSOUTH and the Surviving Corporation the goodwill of the suppliers, customers and others having business relations with NSC.

     7.2 Material Transactions. Prior to the Effective Time, NSC will not (other than as required pursuant to the terms of this Plan of Merger and the related documents, and other than with respect to transactions for which binding commitments have been entered into prior to the date hereof which are described on Exhibit 7.2 to the Disclosure Schedule), without first obtaining the written consent of HEALTHSOUTH:

       (a) Encumber any asset or enter into any transaction or make any contract or commitment relating to the properties, assets and business of NSC, other than in the ordinary course of business or as otherwise disclosed herein.

       (b) Enter into any employment contract which is not terminable upon notice of 30 days or less, at will, and without penalty to NSC except as provided herein.

       (c) Enter into any contract or agreement (i) which cannot be performed within three months or less, or (ii) which involves the expenditure of over $100,000.

       (d) Issue or sell, or agree to issue or sell, any shares of capital stock or other securities of NSC, except upon exercise of currently outstanding stock options or warrants or pursuant to the NSC Employee Stock Purchase Plan.

       (e) Make any contribution, payment or distribution to the trustee under any bonus, pension, profit-sharing or retirement plan or incur any obligation to make any such payment or contribution which is not in accordance with NSC's usual past practice, or establish or enter into any other plan or contract or arrangement providing for bonuses, executive incentive compensation, pensions, deferred compensation, retirement payments, profit-sharing or the like, or terminate any Plan.

       (f) Extend credit to anyone, except in the ordinary course of business consistent with prior practices.

       (g) Guarantee the obligation of any person, firm or corporation, except in the ordinary course of business consistent with prior practices.

       (h) Amend its Certificate of Incorporation or Bylaws.

       (i) Take any action of a character described in Section 3.10(b) to 3.10(h), inclusive.

     7.3 Meeting of NSC Stockholders. (a) NSC will take all steps necessary in accordance with its Certificate of Incorporation and Bylaws to call, give notice of, convene and hold a meeting of its stockholders (the "Special Meeting") as soon as practicable after the effectiveness of the Registration Statement (as defined in Section 7.4 hereof), for the purpose of approving this Plan of Merger and for such other purposes as may be necessary. Unless this Plan of Merger shall have been validly terminated as provided herein, the Board of Directors of NSC (subject to the exercise of its fiduciary duties under applicable law) will
(i) recommend to NSC stockholders the approval of this Plan of Merger, the transactions contemplated hereby and any other matters to be submitted to the stockholders in connection therewith, to the extent that such approval is required by applicable law in order to consummate the Merger, and (ii) use reasonable, good faith efforts to obtain the approval by NSC's stockholders of this Plan of Merger and the transactions contemplated hereby.

     (b) Nothing contained herein shall affect the right of NSC to take action by written consent in lieu of meeting to the extent permitted by applicable law and its Certificate of Incorporation and Bylaws.

     7.4 Registration Statement. (a) HEALTHSOUTH shall prepare and file with the SEC and any other applicable regulatory bodies, as soon as reasonably practicable, a Registration Statement on Form S-4 with respect to the shares of HEALTHSOUTH Common Stock to be issued in the Merger (the "Registration Statement"), and will otherwise proceed promptly to satisfy the requirements of the Securities Act of 1933, as amended (the "Securities Act"), including Rule 145 thereunder. Such Registration Statement shall contain a proxy statement of NSC (the "Proxy Statement") containing the information required by the Securities Exchange Act of 1934, as amended (the "Exchange Act"). HEALTHSOUTH shall take all reasonable steps to cause the Registration Statement to be declared effective and to maintain such effectiveness until all of the shares covered thereby have been distributed. HEALTHSOUTH shall promptly amend or supplement the Registration Statement to the extent necessary in order to make the statements therein not misleading or to correct any misstatements which have become false or misleading. HEALTHSOUTH shall use its reasonable, good faith efforts to have the Registration Statement declared effective by the SEC under the provisions of the Securities Act and the Exchange Act. HEALTHSOUTH shall provide NSC with copies of all filings made pursuant to this Section 7.4 and shall consult with NSC on responses to any comments made by the Staff of the SEC with respect thereto.

     (b) The information specifically designated as being supplied by NSC for inclusion in the Registration Statement shall not, at the time the Registration Statement is declared effective and at the time the Proxy Statement is first mailed to holders of NSC Common Stock, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information specifically designated as being supplied by NSC for inclusion in the Proxy Statement shall not, at the date the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to holders of NSC Common Stock, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event or circumstance relating to NSC, or its officers or directors, should be discovered by NSC which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, NSC shall promptly inform HEALTHSOUTH. All documents, if any, that NSC is responsible for filing with the SEC in connection with the transactions contemplated herein will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

     (c) The information specifically designated as being supplied by HEALTHSOUTH for inclusion in the Registration Statement shall not, at the time the Registration Statement is declared effective and at the time the Proxy Statement is first mailed to holders of NSC Common Stock, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information specifically designated as being supplied by HEALTHSOUTH for inclusion in the Proxy Statement to be sent to the holders of NSC Common Stock in connection with the Special Meeting shall not, at the date the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to holders of NSC Common Stock, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event or circumstance relating to HEALTHSOUTH or its officers or directors, should be discovered by HEALTHSOUTH which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, HEALTHSOUTH shall promptly inform NSC and shall promptly file such amendment to the Registration Statement. All documents that HEALTHSOUTH is responsible for filing with the SEC in connection with the transactions contemplated herein will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

     (d) Prior to the Closing Date, HEALTHSOUTH shall use its reasonable, good faith efforts to cause the shares of HEALTHSOUTH Common Stock to be issued pursuant to the Merger to be registered or qualified under all applicable securities or Blue Sky laws of each of the states and territories of the United States, and to take any other actions which may be necessary to enable the Common Stock to be issued pursuant to the Merger to be distributed in each such jurisdiction.

     (e) Prior to the Closing Date, HEALTHSOUTH shall file an additional listing application (the "Listing Application") with the Exchange relating to the shares of HEALTHSOUTH Common Stock to be issued in connection with the Merger, and shall use its reasonable, good faith efforts to cause such shares of HEALTHSOUTH Common Stock to be approved for listing on the Exchange, upon official notice of issuance, prior to the Closing Date.

     (f) NSC shall furnish all information to HEALTHSOUTH with respect to NSC and the NSC Subsidiaries and NSC Other Entities as HEALTHSOUTH may reasonably request for inclusion in the Registration Statement, the Proxy Statement and the Listing Application, and shall otherwise cooperate with HEALTHSOUTH in the preparation and filing of such documents.

     7.5 Exemption from State Takeover Laws; NSC Rights. NSC shall take all reasonable steps necessary to (a) exempt the Merger from the requirements of any state takeover statute or other similar state law which would prevent or impede the consummation of the transactions contemplated hereby, by action of NSC's Board of Directors or otherwise, and (b) to redeem the outstanding preferred share purchase rights (the "Rights") of NSC or otherwise cause the Merger to be a transaction which does not trigger the detachment and distribution of the Rights (otherwise than by issuing shares of NSC Common Stock or preferred stock in exchange for the Rights).

     7.6 HSR Act  Compliance.  HEALTHSOUTH  and NSC shall  promptly  make  their respective filings, and shall thereafter use their reasonable, good faith efforts to promptly make any required submissions, under the HSR Act with respect to the Merger and the transactions contemplated hereby. HEALTHSOUTH and NSC will use their respective reasonable, good faith efforts to obtain all other permits, authorizations, consents and approvals from third parties and governmental authorities necessary to consummate the Merger and the transactions contemplated hereby.

     7.7 Public Disclosures. HEALTHSOUTH and NSC will consult with each other before issuing any press release or otherwise making any public statement with respect to the transactions contemplated by this Plan of Merger, and shall not issue any such press release or make any such public statement prior to such consultation except as may be required by applicable law or requirements of the Exchange or Nasdaq, as applicable. The parties shall issue a joint press release, mutually acceptable to HEALTHSOUTH and NSC, promptly upon execution and delivery of this Plan of Merger.

     7.8 Resignation of NSC Directors. On or prior to the Closing Date, NSC shall deliver to HEALTHSOUTH evidence satisfactory to HEALTHSOUTH of the resignation of the Directors of NSC, such resignations to be effective on the Closing Date.

     7.9 Notice of Subsequent Events. Each party hereto shall notify the other parties of any changes, additions or events which would cause any material change in or material addition to any Exhibit to the Disclosure Schedule delivered by the notifying party under this Plan of Merger, promptly after the occurrence of the same. If the effect of such change or addition would, individually or in the aggregate with the effect of changes or additions previously disclosed pursuant to this Section 7.9, constitute a material adverse effect on the notifying party, the non-notifying party may, within ten days after receipt of such notice, elect to terminate this Plan of Merger. If the non-notifying party does not give written notice of such termination within such 10-day period, the non-notifying party shall be deemed to have consented to such change or addition and shall not be entitled to terminate this Plan of Merger by reason thereof.

     7.10 No Solicitations. (a) Subject to the provisions of Section 7.10(b) below, NSC shall not, and shall not suffer any of the NSC Subsidiaries or the NSC Other Entities or any of their respective directors, officers, employees, agents or representatives to, directly or indirectly (i) solicit or initiate (including by way of furnishing or publishing nonpublic information) any inquiries or the making of any proposal with respect to any merger, consolidation or other business combination involving NSC or the acquisition of all or any significant part, including by way of merger, acquisition or other business combination, of the assets or capital stock or other equity interests of NSC or of any NSC Subsidiaries or NSC Other Entities which, individually or in the aggregate constitute a significant part of the consolidated assets of NSC or any similar transaction (an "Acquisition Transaction"), (ii) negotiate, explore or otherwise engage in discussions with any persons (other than HEALTHSOUTH and its representatives) with respect to any Acquisition Transaction or which may reasonably be expected to lead to a proposal for an Acquisition Transaction or (iii) enter into any agreement, arrangement or understanding with respect to any such Acquisition Transaction or which would require NSC to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Plan of Merger. Except as may be required by the fiduciary duties of NSC's Board of Directors under applicable law, NSC agrees that, as of the date hereof, NSC and the NSC Subsidiaries and the NSC Other Entities and their respective directors, officers, employees, agents and representatives shall immediately cease and cause to be terminated any existing activities, discussions or negotiations conducted heretofore with respect to any Acquisition Transaction.

     (b)  Notwithstanding  the provisions of Section 7.10(a) above, NSC may (i), directly or indirectly, furnish information and access, in response to an unsolicited written proposal for an Acquisition Transaction, to the same extent permitted by Section 6.1, to any corporation, partnership, person or other entity or group (in each case, a "person"), pursuant to appropriate confidentiality agreements, and may participate in discussions and negotiate with such corporation, partnership, person or other entity or group concerning any proposal for an Acquisition Transaction, if the Board of Directors of NSC determines in its good faith judgment in the exercise of its fiduciary duties, after consultation with legal counsel and its financial advisors, that such action is appropriate in furtherance of the best interest of its stockholders and (ii) comply with Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Transaction. NSC shall promptly advise HEALTHSOUTH of the existence of any inquiries or proposals received by, any requests for such information from, or any negotiations or discussions initiated or continued with, NSC or any of the NSC Subsidiaries or the NSC Other Entities or any of their respective directors, officers, employees, agents or representatives, in each case from or by a person (other than HEALTHSOUTH and its representatives) with respect to an Acquisition Transaction and the identity of such person and, except as may otherwise be required pursuant to the fiduciary duties of NSC's Board of Directors under applicable law, the terms, the proposed form of consideration and the general terms of any financing arrangement or commitment in connection with such Acquisition Transaction.

     7.11 Other Actions. Subject to the provisions of Sections 7.3 and 7.10 hereof, none of NSC, HEALTHSOUTH and the Subsidiary shall knowingly or intentionally take any action, or omit to take any action, if such action or omission would, or reasonably might be expected to, result in any of its representations and warranties set forth herein being or becoming untrue in any material respect, or in any of the conditions to the Merger set forth in this Plan of Merger not being satisfied, or (unless such action is required by applicable law) which would materially adversely affect the ability of NSC or HEALTHSOUTH to obtain any consents or approvals required for the consummation of the Merger without imposition of a condition or restriction which would have a material adverse effect on the Surviving Corporation or which would otherwise materially impair the ability of NSC or HEALTHSOUTH to consummate the Merger in accordance with the terms of this Plan of Merger or materially delay such consummation.

     7.12 Accounting Methods. Neither HEALTHSOUTH nor NSC shall change, in any material respect, its methods of accounting in effect at its most recent fiscal year end, except as required by changes in generally accepted accounting principles as concurred in any such parties' independent accountants.

     7.13 Pooling and Tax-Free Reorganization Treatment. Neither HEALTHSOUTH nor NSC shall intentionally take or cause to be taken any action, whether on or before the Effective Time, which would disqualify the Merger as a "pooling of interests" for accounting purposes or as a "reorganization" within the meaning of Section 368(a) of the Code.

     7.14 Affiliate and Pooling Agreements. NSC will use its reasonable, good faith efforts to cause each of its Directors and executive officers and each of its "affiliates" (within the meaning of Rule 145 under the Securities Act of 1933) to execute and deliver to HEALTHSOUTH as soon as practicable an agreement in the form attached hereto as Exhibit 7.14 relating to the disposition of shares of NSC Common Stock and shares of HEALTHSOUTH Common Stock held by such person and the shares of HEALTHSOUTH Common Stock issuable pursuant to this Plan of Merger.

     7.15 Cooperation. (a) HEALTHSOUTH and NSC shall together, or pursuant to an allocation of responsibility agreed to between them, (i) cooperate with one another in determining whether any filings are required to be made or consents are required to be obtained in any jurisdiction prior to the Effective Time in connection with the consummation of the transactions contemplated hereby and cooperate in making any such filings promptly and in seeking to obtain timely any such consents, (ii) use their respective best efforts to cause to be lifted any injunction prohibiting the Merger, or any part thereof, or the other transactions contemplated hereby, and (iii) furnish to one another and to one another's counsel all such information as may be required to effect the foregoing actions.

     (b) Subject to the terms and conditions herein provided, and unless this Plan of Merger shall have been validly terminated as provided herein, each of HEALTHSOUTH and NSC shall use all reasonable efforts (i) to take, or cause to be taken, all actions necessary to comply promptly with all legal requirements which may be imposed on such party (or any subsidiaries or affiliates of such party) with respect to this Plan of Merger and to consummate the transactions contemplated hereby, subject to the vote of NSC's stockholders described above, and (ii) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any governmental entity and/or any other public or private third party which is required to be obtained or made by such party or any of its subsidiaries or affiliates in connection with this Plan of Merger and the transactions contemplated hereby. Each of HEALTHSOUTH and NSC will promptly cooperate with and furnish information to the other in connection with any such burden suffered by, or requirement imposed upon, either of them or any of their subsidiaries or affiliates in connection with the foregoing.

     7.16 NSC Stock Options and Warrants. (a) As soon as reasonably practicable after the Effective Time of the Merger, HEALTHSOUTH shall deliver to the holders of NSC stock options and warrants appropriate notices setting forth such holders' rights pursuant to any stock option plans under which such NSC stock options were issued and any stock option agreements or warrant agreements evidencing such options or warrants, which shall continue in full force and effect on the same terms and conditions (subject to the adjustments required by Section 2.1(d) or this Section 7.16 after giving effect to the Merger and the assumption of such options and warrants by HEALTHSOUTH as set forth herein) as in effect immediately prior to the Effective Time. HEALTHSOUTH shall comply with the terms of the stock option plans, the stock option agreements and the warrant agreements as so adjusted, and shall use its reasonable, good faith efforts to ensure, to the extent required by, and subject to the provisions of, such plans or agreements, that the NSC stock options which qualified as incentive stock options prior to the Effective Time shall continue to qualify as incentive stock options after the Effective Time.

     (b) HEALTHSOUTH shall take all corporate action necessary to reserve for issuance a sufficient number of shares of HEALTHSOUTH Common Stock for delivery upon exercise of the NSC stock options and warrants assumed by HEALTHSOUTH in accordance with Section 2.1(d). As soon as practicable after the Effective Time, HEALTHSOUTH shall file with the SEC a registration statement on Form S-8 with respect to shares of HEALTHSOUTH Common Stock subject to such NSC stock options and shall use its best efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such NSC stock options remain outstanding. HEALTHSOUTH shall administer the plans assumed pursuant to Section 2.1(d) hereof in a manner that complies with Rule 16b-3 promulgated under the Exchange Act to the extent the applicable plan complied with such rule prior to the Merger.

     (c) Except to the extent otherwise agreed to by the parties, all restrictions or limitations on transfer with respect to the NSC stock options awarded under any plan, program, or arrangement of NSC or any of its subsidiaries, to the extent that such restrictions or limitations shall not have already lapsed, shall remain in full force and effect with respect to such options after giving effect to the Merger and the assumption by HEALTHSOUTH as set forth above.

     7.17 Publication of Combined Results. HEALTHSOUTH agrees that within 25 days after the end of the first calendar month following at least 30 days after the Effective Time, HEALTHSOUTH shall cause publication of the combined results of operations of HEALTHSOUTH and NSC. For purposes of this Section 7.17, the term "publication" shall have the meaning provided in SEC Accounting Series Release No. 135.

     7.18 NSC Employees. HEALTHSOUTH shall retain all employees of NSC who are employed at the Effective Time as employees-at-will (except to the extent that such employees are parties to contracts providing for other employment terms, in which case such employees shall be retained in accordance with the terms of such contracts) and shall provide such employees with the same customary employee benefits as HEALTHSOUTH provides its existing employees. HEALTHSOUTH shall give employees of NSC credit for their respective periods of employment with NSC prior to the Effective Time for purposes of determining their eligibility for and level of participation in any employee benefit program, plan or arrangement which the Surviving Corporation adopts, maintains or contributes to following the Effective Time. In addition, HEALTHSOUTH agrees that it will execute and deliver on the Closing Date agreements with the employees designated on Exhibit
7.18 to the Disclosure Schedule providing the benefits set forth on such Exhibit
7.18 to those employees.

     7.19 Certain Information. For as long as any affiliate (as defined for purposes of Rule 145 under the Securities Act) of NSC holds shares of HEALTHSOUTH Common Stock issued in the Merger (but not for a period in excess of two years from the date of consummation of the Merger), HEALTHSOUTH shall file with the SEC or otherwise make publicly available all information about HEALTHSOUTH required pursuant to Rule 144(c) under the Securities Act of 1933 to enable such affiliate to resell such shares under the provisions of Rule 145(d) under the Securities Act of 1933.



     7.20 Tax Treatment. HEALTHSOUTH and NSC agree to treat the Merger as a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code. During the period from the date of this Agreement through the Effective Time, unless the parties shall otherwise agree in writing, none of HEALTHSOUTH, NSC or any of their respective Subsidiaries shall knowingly take or fail to take any action which action or failure to act would jeopardize qualification of the Merger as a reorganization under such provisions of the Code.

     7.21 Conduct of Business of the Subsidiary Pending the Merger. Prior to the Effective Time and subject to any applicable regulatory approvals, HEALTHSOUTH shall cause the Subsidiary to (i) perform its obligations under this Agreement in accordance with the terms hereof and take all other actions necessary or appropriate for the consummation of the transactions contemplated hereby, (ii) not incur, directly or indirectly, any liabilities or obligations except those incurred in connection with the performance of its obligations under this Agreement and the consummation of the transactions contemplated hereby, (iii) not engage directly or indirectly in any business or activities of any type or kind whatsoever and not enter into any agreements or arrangements with any person or entity, or be subject to or be bound by any obligation or undertaking which is not contemplated by this Agreement, and (iv) not create, grant or suffer to exist any lien upon its properties or assets which would attach to any properties or assets of HEALTHSOUTH or the Surviving Corporation after the Effective Time.

     7.22 Consulting and Noncompetition Agreements. HEALTHSOUTH and each of E. Timothy Geary, Bryan S. Fisher, Dennis D. Solheim and Dennis Zamojski will execute and deliver prior to the Closing Date Consulting and Noncompetition Agreements in the respective forms set forth on Exhibit 7.22 to the Disclosure Schedule.

Section 8. TERMINATION, AMENDMENT AND WAIVER.

     8.1 Termination. This Plan of Merger may be terminated at any time prior to the Effective Time, whether before or after approval of matters presented in connection with the Merger by the holders of shares of NSC Common Stock:

       (a) by mutual written consent of HEALTHSOUTH and NSC;

       (b) by either HEALTHSOUTH or NSC:

          (i) if, upon a vote at a duly held meeting of stockholders or any adjournment thereof, any required approval of the holders of shares of NSC Common Stock shall not have been obtained;

          (ii) if the Merger shall not have been consummated on or before November 30, 1998, unless the failure to consummate the Merger is the result of a willful and material breach of this Plan of Merger by the party seeking to terminate this Plan of Merger; provided, however, that the passage of such period shall be tolled for any part thereof (but not exceeding 60 days in the aggregate) during which any party shall be subject to a nonfinal order, decree, ruling or action restraining, enjoining or otherwise prohibiting the consummation of the Merger or the calling or holding of a meeting of stockholders;

          (iii) if any court of competent jurisdiction or other governmental entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibited the Merger and such order, decree, ruling or other action shall have become final and nonappealable;

          (iv) in the event of a breach by the other party of any representation, warranty, covenant or other agreement contained in this Plan of Merger which (A) would give rise to the failure of a condition set forth in Section 9.2(a) or (b) or Section 9.3(a) or (b), as applicable, and (B) cannot be or has not been cured within 30 days after the giving of written notice to the breach-
       ing party of such breach (a "Material Breach") (provided that the terminating party is not then in Material Breach of any representation, warranty, covenant or other agreement contained in this Plan of Merger); or

          (v) if either HEALTHSOUTH or NSC gives notice of termination as a non-notifying party pursuant to Section 7.9;

       (c) By either HEALTHSOUTH or NSC in the event that (i) all of the conditions to the obligation of such party to effect the Merger set forth in
    Section 9.1 shall have been satisfied and (ii) any condition to the obligation of such party to effect the Merger set forth in Section 9.2 (in the case of HEALTHSOUTH) or Section 9.3 (in the case of NSC) is not capable of being satisfied prior to the end of the period referred to in Section 8.1(b)(ii); or

       (d) By NSC, if NSC's Board of Directors shall have (i) determined, in the exercise of its fiduciary duties under applicable law, not to recommend the Merger to the holders of NSC Common Stock or shall have withdrawn such recommendation or (ii) approved, recommended or endorsed any Acquisition Transaction (as defined in Section 7.10) other than this Plan of Merger or
    (iii) resolved to do any of the foregoing.

     8.2 Effect of Termination. In the event of termination of this Plan of Merger as provided in Section 8.1, this Plan of Merger shall forthwith become void and have no effect, without any liability or obligation on the part of any party, other than the provisions of Sections 6.2, 8.2 and 8.6, and except to the extent that such termination results from the willful and material breach by a party of any of its representations, warranties, covenants or other agreements set forth in this Plan of Merger.

     8.3 Amendment. This Plan of Merger may be amended by the parties at any time before or after any required approval of matters presented in connection with the Merger by the holders of shares of NSC Common Stock; provided, however, that after any such approval, there shall be made no amendment that pursuant to
Section 251(d) of the DGCL requires further approval by such stockholders without the further approval of such stockholders. This Plan of Merger may not be amended except by an instrument in writing signed on behalf of each of the parties.

     8.4 Extension; Waiver. At any time prior to the Effective Time of the Merger, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Plan of Merger or in any document delivered pursuant to this Plan of Merger or (c) subject to the proviso of Section 8.3, waive compliance with any of the agreements or conditions contained in this Plan of Merger. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Plan of Merger to assert any of its rights under this Plan of Merger or otherwise shall not constitute a waiver of such rights, except as otherwise provided in Section 7.9.

     8.5 Procedure for Termination, Amendment, Extension or Waiver. A termination of this Plan of Merger pursuant to Section 8.1, an amendment of this Plan of Merger pursuant to Section 8.3, or an extension or waiver pursuant to
Section 8.4 shall, in order to be effective, require in the case of HEALTHSOUTH, the Subsidiary or NSC, action by its Board of Directors or the duly authorized designee of the Board of Directors.

     8.6 Expenses; Break-up Fees. (a) All costs and expenses incurred in connection with this Plan of Merger and the transactions contemplated hereby shall be paid by the party incurring such expense, except that expenses incurred in connection with printing and mailing the Proxy Statement and the Registration Statement shall be shared equally by NSC and HEALTHSOUTH.

     (b) (i) If this Plan of Merger is terminated by NSC pursuant to Section 8.1(d), and within one year after the effective date of such termination NSC is the subject of a Third Party Acquisition Event with any Person (as defined in Sections 3(a)(9) and 13(d)(3) of the Exchange Act) (other than a party hereto), then at the time of consummation of such a Third Party Acquisition Event, NSC shall pay to HEALTHSOUTH a break-up fee of $15,000,000 in immediately available funds, which fee represents the parties' best estimates of the out-of-pocket costs incurred by HEALTHSOUTH and the value of management time, overhead, opportunity costs and other unallocated costs of HEALTHSOUTH incurred by or on behalf of HEALTHSOUTH in connection with this Plan of Merger. Such break-up fee shall be due and payable on the earliest of (i) the date on which NSC enters into any definitive agreement for an Acquisition Transaction, (ii) the date on which an Acquisition Transaction is consummated, or (iii) the earliest date on which NSC has notice of an event described in Section 8.6(b)(ii)(B). NSC shall not enter into any agreement with respect to any Third Party Acquisition Event which does not, as a condition precedent to the effectiveness of such agreement, require such break-up fee to be paid to HEALTHSOUTH upon the execution of such agreement.

       (ii) As used herein, the term "Third Party Acquisition Event" shall mean the occurrence of either of the following within the one-year period specified in Section 8.6(b)(i):

          (A) NSC shall enter into any definitive agreement for any Acquisition Transaction (regardless of whether such Acquisition Transaction is consummated), or shall otherwise be the subject of an Acquisition
        Transaction which is consummated (regardless of whether such consummation occurs within the one-year period described in Section 8.6(b)(i)); or

          (B) any Person (other than HEALTHSOUTH or its affiliates) shall have acquired beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) or the right to acquire beneficial ownership of, or a new group has been formed which beneficially owns or has the right to acquire beneficial ownership of, 30% or more of the outstanding NSC Common Stock.

     (c) NSC acknowledges that the provisions for the payment of break-up fees and allocation of expenses contained in this Section 8.6 are an integral part of the transactions contemplated by this Plan of Merger and that, without these provisions, HEALTHSOUTH would not have entered into this Plan of Merger. Accordingly, if a break-up fee shall become due and payable by NSC, and NSC shall fail to pay such amount when due pursuant to this Section, and, in order to obtain such payment, suit is commenced which results in a judgment against NSC therefor, NSC shall pay HEALTHSOUTH's reasonable costs and expenses (including reasonable attorneys' fees) incurred in connection with such suit, together with interest computed on any amounts determined to be due pursuant to this Section (computed from the date upon which such amounts were due and payable pursuant to this Section) and such costs (computed from the date incurred) at the prime rate of interest announced from time to time by NationsBank, N.A. (South). The obligations of NSC under this Section 8.6 shall survive any termination of this Plan of Merger.

Section 9.  CONDITIONS TO CLOSING.

     9.1 Mutual Conditions. The respective obligations of each party to effect the Merger shall be subject to the satisfaction, at or prior to the Closing Date of the following conditions (any of which may be waived in writing by HEALTHSOUTH and NSC):

       (a) None of HEALTHSOUTH, the Subsidiary or NSC nor any of their respective subsidiaries shall be subject to any order, decree or injunction by a court of competent jurisdiction which (i) prevents or materially delays the consummation of the Merger or (ii) would impose any material limitation on the ability of HEALTHSOUTH effectively to exercise full rights of ownership of the Common Stock of the Surviving Corporation or any material portion of the assets or business of NSC, the NSC Subsidiaries and the NSC Other Entities, taken as a whole.

       (b) No statute, rule or regulation shall have been enacted by the government (or any governmental agency) of the United States or any state, municipality or other political subdivision thereof that makes the consummation of the Merger and any other transaction contemplated hereby illegal.

       (c) Any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

       (d) The Registration Statement shall have been declared effective and no stop order with respect to the Registration Statement shall be in effect.

       (e) The holders of NSC Common Stock shall have approved the adoption of this Plan of Merger and any other matters submitted to them in accordance with the provisions of Section 7.3 hereof.

       (f) The shares of HEALTHSOUTH Common Stock to be issued in connection with the Merger shall have been approved for listing on the Exchange.

       (g) The Merger shall qualify for "pooling of interests" accounting treatment, and HEALTHSOUTH and NSC shall each have received letters to that effect from Ernst & Young, LLP, independent accountants for HEALTHSOUTH, dated (i) the date of the mailing of the Proxy Statement and (ii) the Closing Date.

       (h) HEALTHSOUTH and the Subsidiary shall have obtained, or obtained the transfer of, any licenses, certificates of need and other regulatory approvals necessary to allow the Surviving Corporation to operate the NSC facilities, unless the failure to obtain such transfer or approval would not have a material adverse effect on the Surviving Corporation.

       (i) HEALTHSOUTH and the Subsidiary shall have received all consents, approvals and authorizations of third parties with respect to all material leases and management agreements to which the NSC Subsidiaries and the NSC Other Entities are parties, which consents, approvals and authorizations are required of such third parties by such documents, in form and substance acceptable to HEALTHSOUTH, except where the failure to obtain such consent, approval or authorization would not have a material adverse effect on the business of the Surviving Corporation.

     9.2 Conditions to Obligations of HEALTHSOUTH and the Subsidiary. The obligations of HEALTHSOUTH and the Subsidiary to consummate the Merger and the other transactions contemplated hereby shall be subject to the satisfaction, at or prior to the Closing Date, of the following conditions (any of which may be waived by HEALTHSOUTH and the Subsidiary):

       (a) Each of the agreements of NSC to be performed at or prior to the Closing Date pursuant to the terms hereof shall have been duly performed in all material respects, and NSC shall have performed, in all material respects, all of the acts required to be performed by it at or prior to the Closing Date by the terms hereof.

       (b) The representations and warranties of NSC set forth in Section 3.10(a) shall be true and correct as of the date of this Plan of Merger and as of the Closing Date. The representations and warranties of NSC set forth in this Plan of Merger that are qualified as to materiality shall be true and correct, and those that are not so qualified shall be true and correct in all material respects, as of the date of this Plan of Merger and as of the Closing as though made at and as of such time, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties that are qualified as to materiality shall be true and correct, and those that are not so qualified shall be true and correct in all material respects, as of such earlier date); provided, however, that NSC shall not be deemed to be in breach of any such representations or warranties by taking any action permitted (or approved by HEALTHSOUTH) under Section 7.2. HEALTHSOUTH and the Subsidiary shall have been furnished with a certificate, executed by a duly authorized officer of NSC, dated the Closing Date, certifying in such detail as HEALTHSOUTH and the Subsidiary may reasonably request as to the fulfillment of the foregoing conditions.

       (c) HEALTHSOUTH shall have received an opinion from Haskell Slaughter & Young, L.L.C., to the effect that the merger will constitute a reorganization within the meaning of Section 368(a) of the Code, which opinion may be based upon reasonable representations of fact provided by officers of HEALTHSOUTH, NSC and the Subsidiary.

       (d) HEALTHSOUTH shall have received an opinion from Bell, Boyd & Lloyd substantially to the effect set forth in Exhibit 9.2(d) hereto.

     9.3 Conditions to Obligations of NSC. The obligations of NSC to consummate the Merger and the other transactions contemplated hereby shall be subject to the satisfaction, at or prior to the Closing Date, of the following conditions (any of which may be waived by NSC):

       (a) Each of the agreements of HEALTHSOUTH and the Subsidiary to be performed at or prior to the Closing Date pursuant to the terms hereof shall have been duly performed, in all material respects, and HEALTHSOUTH and the Subsidiary shall have performed, in all material respects, all of the acts required to be performed by them at or prior to the Closing Date by the terms hereof.

       (b) The  representations  and  warranties  of  HEALTHSOUTH  set  forth in
    Section 5.11(a) shall be true and correct as of the date of this Plan of Merger and as of the Closing Date. The representations and warranties of HEALTHSOUTH set forth in this Plan of Merger that are qualified as to materiality shall be true and correct, and those that are not so qualified shall be true and correct in all material respects, as of the date of this Plan of Merger and as of the Closing as though made at and as of such time, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties that are qualified as to materiality shall be true and correct, and those that are not so qualified shall be true and correct in all material respects, as of such earlier date). NSC shall have been furnished with a certificate, executed by duly authorized officers of HEALTHSOUTH and the Subsidiary, dated the Closing Date, certifying in such detail as NSC may reasonably request as to the fulfillment of the foregoing conditions.

       (c) NSC shall have received an opinion from Bell, Boyd & Lloyd to the effect that the Merger will constitute a reorganization with the meaning of
    Section 368(a) of the Code, which opinion may be based upon reasonable representations of fact provided by officers of HEALTHSOUTH, NSC and the Subsidiary.

       (d) NSC shall have received an opinion from Haskell Slaughter & Young, L.L.C., substantially to the effect set forth in Exhibit 9.3(d) hereto.

Section 10.  MISCELLANEOUS.

     10.1   Nonsurvival  of   Representations   and  Warranties.   None  of  the
representations and warranties in this Plan of Merger or in any instrument delivered pursuant to this Plan of Merger shall survive the Effective Time.

     10.2 Notices. Any communications required or desired to be given hereunder shall be deemed to have been properly given if sent by hand delivery or by facsimile and overnight courier to the parties hereto at the following addresses, or at such other address as either party may advise the other in writing from time to time:

                     If to HEALTHSOUTH:

                             HEALTHSOUTH Corporation
                             One Healthsouth Parkway
                             Birmingham, Alabama 35243
                             Attention: Michael D. Martin
                             Facsimile: (205) 969-4620

                     with a copy to:

                             William W. Horton, Esq.
                             HEALTHSOUTH Corporation
                             One HealthSouth Parkway
                             Birmingham, Alabama 35243
                             Facsimile: (205) 969-4730

                     If to NSC:

                             National Surgery Centers, Inc.
                             30 South Wacker Drive
                             Suite 2302
                             Chicago, Illinois 60606
                             Attention: E. Timothy Geary
                             Facsimile:

                     with a copy to:
                             Steven E. Ducommun, Esq.
                             Bell, Boyd & Lloyd
                             Three First National Plaza
                             70 West Madison Street, Suite 3300
                             Chicago, Illinois 60602-4207
                             Facsimile: (312) 372-2098

All such communications shall be deemed to have been delivered on the date of hand delivery or on the next business day following the deposit of such communications with the overnight courier.

     10.3 Further Assurances. Each party hereby agrees to perform any further acts and to execute and deliver any documents which may be reasonably necessary to carry out the provisions of this Plan of Merger.

     10.4 Indemnification. (a) NSC shall, and from and after the Effective Time HEALTHSOUTH and the Surviving Corporation shall, indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date of this Plan of Merger or who becomes prior to the Effective Time, an officer, director or employee of NSC or any of its subsidiaries (the "Indemnified Parties") against (i) all losses, claims, damages, costs, expenses, liabilities or judgments, or amounts that are paid in settlement with the approval of the Indemnifying Party (which approval shall not be unreasonably withheld) of, or in connection with, any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer or employee of NSC or any of its subsidiaries, or is or was serving at the request of NSC as a director, officer employee or agent of any other corporation, partnership, joint venture or other enterprise, whether pertaining to any matter existing or occurring at or prior to, or at or after, the Effective Time ("Indemnified Liabilities") and (ii) all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to this Plan of Merger, the Merger or any other transactions contemplated hereby or thereby, in each case to the full extent a corporation is permitted under the DGCL to indemnify its own directors, officers and employees, as the case may be (and HEALTHSOUTH and the Surviving Corporation, as the case may be, will pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the full extent permitted by law upon receipt of any undertaking contemplated by
Section 145(e) of the DGCL). Without limiting the foregoing, in the event any such claim, action, suit, proceeding or investigation is brought against any Indemnified Party (whether arising before or after the Effective Time), (i) the Indemnified Parties may retain counsel satisfactory to them and NSC (or them and HEALTHSOUTH and the Surviving Corporation after the Effective Time), (ii) NSC (or after the Effective Time, HEALTHSOUTH and the Surviving Corporation) shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received and (iii) NSC (or after the Effective Time, HEALTHSOUTH and the Surviving Corporation) will use all reasonable efforts to assist in the vigorous defense of any such matter, provided that none of NSC, HEALTHSOUTH or the Surviving Corporation shall be liable for any settlement of any claim effected without its written consent, which consent, however, shall not be unreasonably withheld. Any Indemnified Party wishing to claim indemnification under this Section 10.4, upon learning of any such claim, action, suit, proceeding or investigation, shall notify NSC, HEALTHSOUTH or the Surviving Corporation (but the failure so to notify an Indemnifying Party shall not relieve it from any liability which it may have under this Section 10.4 except to the extent such failure prejudices such party), and shall deliver to NSC (or after the Effective Time, HEALTHSOUTH and the Surviving Corporation) the undertaking contemplated by Section 145(e) of the DGCL. The Indemnified Parties as a group may retain only one law firm to represent them with respect to such matter unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties.

       (b) Until such time as the applicable statute of limitations shall have expired, HEALTHSOUTH shall, and shall cause the Surviving Corporation to, provide with respect to each of the Indemnified Parties the indemnification rights which such Indemnified Party had, whether from NSC or any NSC

    Subsidiary, immediately prior to the Effective Time, whether under the Certificate or Articles of Incorporation or Bylaws of NSC or such NSC Subsidiary or otherwise, except as otherwise provided in Section 10.4(a).

       (c) Immediately following the Effective Time, HEALTHSOUTH shall cause to be in effect the current policies of directors' and officers' liability insurance maintained by NSC or any NSC Subsidiary (provided that HEALTHSOUTH may substitute therefor policies of at least the same coverage and limits containing terms and conditions that are substantially as advantageous) with respect to claims arising from facts or events which occurred at or before the Effective Time, and HEALTHSOUTH shall maintain such coverage for a period of six years after the Effective Time; provided, however, that in no event shall HEALTHSOUTH or the Surviving Corporation be required to expend more than 200% of the current annual premiums paid by NSC for such insurance.

       (d) This Section 10.4 shall survive the Closing and is intended to benefit NSC, the Surviving Corporation and each of the Indemnified Parties and his or her heirs and representatives (each of whom shall be entitled to enforce this Section 10.4 against HEALTHSOUTH and the Surviving Corporation, as the case may be) and shall be binding upon all successor and assigns of HEALTHSOUTH and the Surviving Corporation.

     10.5 Governing Law. This Plan of Merger shall be interpreted, construed and enforced in accordance with the laws of the State of Delaware, applied without giving effect to any conflicts-of-law principles.

     10.6 "Including". The word "including", when following any general statement, term or matter, shall not be construed to limit such statement, term or matter to the specific terms or matters as provided immediately following the word "including" or to similar items or matters, whether or not non-limiting language (such as "without limitation", "but not limited to", or words of similar import) is used with reference to the word "including" or the similar items or matters, but rather shall be deemed to refer to all other items or matters that could reasonably fall within the broadest possible scope of the general statement, term or matter.

     10.7 "Knowledge". "To the knowledge", "to the best knowledge, information and belief", or any similar phrase shall be deemed to refer to the knowledge of the Chairman of the Board, Chief Executive Officer, Chief Operating Officer or Chief Financial Officer of a party (or persons performing comparable functions for such party, irrespective of title) and to include the assurance that such knowledge is based upon a reasonable investigation, unless otherwise expressly provided.

     10.8 "Material adverse change" or "material adverse effect". "Material adverse change" or "material adverse effect" means, when used in connection with NSC or HEALTHSOUTH, any change, effect, event or occurrence that has, or is reasonably likely to have, individually or in the aggregate, a material adverse impact on the business or financial position of such party and its subsidiaries and other consolidated entities taken as a whole; provided, however, that "material adverse change" and "material adverse effect" shall be deemed to exclude the impact of (i) changes in generally accepted accounting principles and (ii) the public announcement of the Merger and compliance with the provisions of this Plan of Merger, (iii) any changes resulting from any restructuring or other similar charges or write-offs taken by NSC with the consent of HEALTHSOUTH, provided, however, that no such charges or write-offs will be taken if such would adversely affect pooling-of-interests accounting treatment for the Merger, (iv) the termination or failure to be consummated or completed of any acquisition, joint venture, development project or other transaction which was not consummated or completed prior to the execution and delivery of this Plan of Merger, (v) any change in the Social Security Act, Medicare, Medicaid or other similar laws, rules or regulations of generally applicability or interpretations thereof by courts or governmental authorities, and (vi) any change in general economic conditions, in interest rates or in conditions affecting the healthcare or ambulatory surgery industries generally.

     10.9 "Hazardous Materials". The term "Hazardous Materials" means any material which has been determined by any applicable governmental authority to be harmful to the health or safety of human or animal life or vegetation, regardless of whether such material is found on or below the surface of the ground, in any surface or underground water, airborne in ambient air or in the air inside any structure built or located upon or below the surface of the ground or in building materials or in improvements of any structures, or in any personal property located or used in any such structure, including, but not limited to, all hazardous substances, imminently hazardous substances, hazardous wastes, toxic substances, infectious wastes, pollutants and contaminants from time to time defined, listed, identified, designated or classified as such under any Environmental Laws (as defined in Section 10.10) regardless of the quantity of any such material.

     10.10 Environmental Laws. The term "Environmental Laws" means any federal, state or local statute, regulation, rule or ordinance, and any judicial or administrative interpretation thereof, regulating the use, generation, handling, storage, transportation, discharge, emission, spillage or other release of Hazardous Materials or relating to the protection of the environment.

     10.11 Taxes. For purposes of this Agreement, the term "tax" or "taxes" shall mean all taxes, charges, fees, levies, penalties or other assessment imposed by any United States federal, state, local or foreign taxing authority, including, but not limited to, income, excise, property, sales, transfer, franchise, payroll, withholding, Social Security or other taxes, including any interest, penalties or additions attributable thereto. For purposes of this Plan of Merger, the term "tax return" shall mean any return, report, information return or other document (including any related or supporting information) with respect to taxes.

     10.12 Captions. The captions or headings in this Plan of Merger are made for convenience and general reference only and shall not be construed to describe, define or limit the scope or intent of the provisions of this Plan of Merger.

     10.13 Integration of Exhibits. All Exhibits attached to this Plan of Merger are integral parts of this Plan of Merger as if fully set forth herein, and all statements appearing therein shall be deemed disclosed for all purposes and not only in connection with the specific representation in which they are explicitly referenced.

     10.14 Entire Agreement. This instrument, including all Exhibits attached hereto, together with the Confidentiality Agreements, contains the entire agreement of the parties and supersedes any and all prior or contemporaneous agreements between the parties, written or oral, with respect to the transactions contemplated hereby. It may not be changed or terminated orally, but may only be changed by an agreement in writing signed by the party or parties against whom enforcement of any waiver, change, modification, extension, discharge or termination is sought.

     10.15 Counterparts. This Plan of Merger may be executed in several counterparts, each of which, when so executed, shall be deemed to be an original, and such counterparts shall, together, constitute and be one and the same instrument.

     10.16 Binding Effect. This Plan of Merger shall be binding on, and shall inure to the benefit of, the parties hereto, and their respective successors and assigns, and, except as provided in Sections 2, 7.16, 7.18 and 10.4, no other person shall acquire or have any right under or by virtue of this Plan of Merger. No party may assign any right or obligation hereunder without the prior written consent of the other parties.

     10.17 No Rule of Construction. The parties acknowledge that this Plan of Merger was initially prepared by HEALTHSOUTH, and that all parties have read and negotiated the language used in this Plan of Merger. The parties agree that, because all parties participated in negotiating and drafting this Plan of Merger, no rule of construction shall apply to this Plan of Merger which construes ambiguous language in favor of or against any party by reason of that party's role in drafting this Plan of Merger.

     IN WITNESS WHEREOF, HEALTHSOUTH, the Subsidiary and NSC have caused this Plan and Agreement of Merger to be executed by their respective duly authorized officers, and have caused their respective corporate seals to be hereunto affixed, all as of the day and year first above written.

                                 NATIONAL SURGERY CENTERS, INC.

                                 By        /s/ E. Timothy Geary
                                    --------------------------------------------
                                               E. Timothy Geary
                                  Chairman of the Board, Chief Executive Officer
                                                and President

ATTEST:

     /s/ Bryan S. Fisher
-----------------------------
         Bryan S. Fisher
           Secretary

[CORPORATE SEAL]

                                 HEALTHSOUTH CORPORATION

                                 By       /s/ Michael D. Martin
                                   ---------------------------------------------
                                             Michael D. Martin
                                        Executive Vice President,
                                    Chief Financial Officer and Treasurer

ATTEST:

    /s/ William W. Horton
----------------------------
     William W. Horton
    Assistant Secretary

[CORPORATE SEAL]

                                 FIELD ACQUISITION CORPORATION

                                 By       /s/ Michael D. Martin
                                   ---------------------------------------------
                                            Vice President

ATTEST:

   /s/ William W. Horton
-----------------------------
    William W. Horton
   Assistant Secretary

[CORPORATE SEAL]

                                                                         ANNEX B

[BT Alex. Brown Logo]

                                                           [BANKERS TRUST LOGO]


                                 June 17, 1998


Board of Directors
National Surgery Centers, Inc.
30 South Wacker Drive
Suite 2302
Chicago, IL 60606

Dear Sirs:

     National Surgery Centers, Inc. ("NSC"), HEALTHSOUTH Corporation ("HEALTHSOUTH") and Field Acquisition Corporation, a wholly-owned subsidiary of HEALTHSOUTH ("Subsidiary"), have entered into an Agreement and Plan of Merger dated as of May 5, 1998 (the "Agreement"). Pursuant to the Agreement, the consummation of which is subject to several conditions, including approval by the stockholders of NSC, Subsidiary shall be merged with and into NSC (the "Merger") and each share of the common stock, par value $.01 per share of NSC ("NSC Common Stock") issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive shares of common stock, par value $.01 per share, of HEALTHSOUTH ("HEALTHSOUTH Common Stock"). As set forth more fully in the Agreement, each issued and outstanding share of NSC Common Stock shall be converted into the right to receive that number of shares of HEALTHSOUTH Common Stock obtained by dividing $30.50 by the Base Period Trading Price (as defined below), computed to four decimal places (the "Exchange Ratio"); provided, however, that if the Base Period Trading Price shall be greater than $35.00, the Exchange Ratio shall be .8714; and provided, further, however, that if the Base Period Trading Price shall be less than $26.50, the Exchange Ratio shall be 1.1509. The term "Base Period Trading Price" shall mean the average of the daily closing price per share for the shares of HEALTHSOUTH Common Stock for the 20 consecutive trading days on which such shares are actually traded ending at the close of trading on the second trading day immediately preceding the day of the NSC stockholders' meeting. You have requested our opinion regarding the fairness, from a financial point of view, of the consideration to be received by the holders of NSC Common Stock pursuant to the Agreement.

     BT Alex. Brown Incorporated ("BT Alex. Brown"), as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to the Board of Directors of NSC in connection with the transaction described above and will receive a fee for our services, a portion of which is contingent upon the consummation of the Merger. In the past, we have provided financing and advisory services to NSC and financing services to HEALTHSOUTH. BT Alex. Brown maintains a market in the NSC Common Stock and regularly publishes research reports regarding the health care industry and the businesses and securities of NSC, HEALTHSOUTH and other publicly traded companies in the health care industry. In the ordinary course of business, BT Alex. Brown may actively trade the securities of NSC and HEALTHSOUTH for our own account and the account of our customers and, accordingly, may at any time hold a long or short position in securities of NSC and HEALTHSOUTH.

     In connection with this opinion, we have reviewed certain publicly available financial information and other information concerning NSC and HEALTHSOUTH and certain internal analyses and other information furnished to us by NSC and HEALTHSOUTH. We have also held discussions with the members of the senior management of NSC and HEALTHSOUTH regarding the business and prospects of their respective companies and the joint prospects of a combined company. In addition, we have (i) reviewed the reported prices and trading activity for the NSC Common Stock and the HEALTHSOUTH Common Stock, (ii) compared certain financial and stock market information for NSC and HEALTHSOUTH with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which we deemed comparable in whole or in part, (iv) reviewed the terms of the Agreement, and (v) performed such other studies and analyses and considered such other factors as we deemed appropriate.

     We have not independently verified the information described above and for purposes of this opinion have assumed the accuracy and completeness thereof. With respect to the information relating to the prospects of NSC and HEALTHSOUTH, we have assumed that such information reflects the best currently available judgments and estimates of the management of NSC and HEALTHSOUTH as to the likely future financial performance of their respective companies and of the combined entity. In addition, we have not made an independent evaluation or appraisal of the assets of NSC or HEALTHSOUTH, nor have we been furnished with any such evaluation or appraisal. We have assumed that the Merger will qualify as a tax-free transaction for the holders of NSC Common Stock. Our opinion is based on market, economic and other conditions as they exist and can be evaluated as of the date of this letter.

     In connection with our engagement, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition of NSC or any of its assets.

     Our advisory services and the opinion expressed herein were prepared for the use of the Board of Directors of NSC and do not constitute a recommendation to the stockholders of NSC as to how they should vote at any stockholders' meeting held in connection with the Merger.
Board of Directors

     Based upon and subject to the foregoing, it is our opinion that, as of the date of this letter, the consideration to be received by the holders of NSC Common Stock pursuant to the Agreement is fair from a financial point of view to such stockholders.

                                      Very truly yours,

                                      BT Alex. Brown Incorporated

                                      /s/ Harris Hyman IV
                                      ----------------------------------------
                                      Harris Hyman IV
                                      Managing Director

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 102(b)(7) of the Delaware General Corporation Law ("DGCL") grants corporations the right to limit or eliminate the personal liability of their directors in certain circumstances in accordance with provisions therein set forth. Article Nine of the HEALTHSOUTH Certificate filed in the Office of the Secretary of the State of Delaware on June 13, 1995, contains a provision eliminating or limiting director liability to HEALTHSOUTH and its stockholders for monetary damages arising from acts or omissions in the director's capacity as a director. The provision does not, however, eliminate or limit the personal liability of a director (i) for any breach of such director's duty of loyalty to HEALTHSOUTH or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under the Delaware statutory provision making directors personally liable, under a negligence standard, for unlawful dividends or unlawful stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. This provision offers persons who serve on the Board of Directors of HEALTHSOUTH protection against awards of monetary damages resulting from breaches of their duty of care (except as indicated above). As a result of this provision, the ability of HEALTHSOUTH or a stockholder thereof to successfully prosecute an action against a director for a breach of his duty of care is limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care. The SEC has taken the position that the provision will have no effect on claims arising under the Federal securities laws.

     Section 145 of the DGCL grants corporations the right to indemnify their directors, officers, employees and agents in accordance with the provisions therein set forth. Article Nine of the HEALTHSOUTH Certificate and Article IX of the HEALTHSOUTH Bylaws provide for mandatory indemnification rights, subject to limited exceptions, to any director, officer, employee, or agent of HEALTHSOUTH who, by reason of the fact that he or she is a director, officer, employee, or agent of HEALTHSOUTH, is involved in a legal proceeding of any nature. Such indemnification rights include reimbursement for expenses incurred by such director, officer, employee, or agent in advance of the final disposition of such proceeding in accordance with the applicable provisions of the DGCL.

     HEALTHSOUTH has entered into agreements with all of its directors and its executive officers pursuant to which HEALTHSOUTH has agreed to indemnify such directors and executive officers against liability incurred by them by reason of their services as a director or executive officer to the fullest extent allowable under applicable law.

     See Item 22 of this Registration Statement on Form S-4.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

Exhibits:


  EXHIBIT
    NO.                                                 DESCRIPTION
    ---                                                 -----------

(2) Plan and Agreement of Merger, dated May 5, 1998, among HEALTHSOUTH Corporation, Field Acquisition Corporation and National Surgery Centers, Inc. attached to the Prospectus- Proxy Statement as a part of Annex A, is hereby incorporated herein by reference.

(5) Opinion of Haskell Slaughter & Young, L.L.C. as to the legality of the shares of HEALTHSOUTH Common Stock being registered.

(8)-1 Opinion of Haskell Slaughter & Young, L.L.C. as to the description in the Prospectus-Proxy Statement of certain federal income tax consequences of the Merger.

(8)-2         Opinion  of  Bell,  Boyd  &  Lloyd  as to the  description  in the
              Prospectus-Proxy   Statement   of  certain   federal   income  tax
              consequences of the Merger.

(23)-1        Consent of Ernst & Young LLP.
(23)-2        Consent of Ernst & Young LLP.

(23)-3 Consents of Haskell Slaughter & Young, L.L.C. (included in the opinions filed as Exhibits (5) and (8)-1).

(23)-4 Consent of Bell, Boyd & Lloyd (included in the opinion filed as Exhibit (8)-2).

(23)-5        Consent of BT Alex. Brown Incorporated.

(24)          Powers of Attorney (See the signature  pages to this  Registration
              Statement).

(99)          NSC Proxy.



ITEM 22. UNDERTAKINGS.

       (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (b) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

       (c) The Registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (d)  Insofar  as  indemnification   for  liabilities  arising  under  the
    Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange

    Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the
    Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

       (e) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

       (f) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not subject of and included in the Registration Statement when it became effective.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama, on June 17, 1998.

                                        HEALTHSOUTH CORPORATION

                                        By   /s/ RICHARD M. SCRUSHY
                                           ------------------------------------
                                                 Richard M. Scrushy
                                               Chairman of the Board and
                                               Chief Executive Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Richard M. Scrushy and Michael D. Martin, and each of them, his attorney-in-fact with powers of substitution for him in any and all capacities, to sign any amendments, supplements, subsequent registration statements relating to the offering to which this Registration Statement relates, or other instruments he deems necessary or appropriate, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute may do or cause to be done by virtue hereof.

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



            SIGNATURE                           TITLE                        DATE
            ---------                           -----                        ----
      /s/ RICHARD M. SCRUSHY           Chairman of the Board                 June 17, 1998
   -----------------------------     and Chief Executive Officer
         Richard M. Scrushy              and Director

      /s/ MICHAEL D. MARTIN           Executive Vice President,              June 17, 1998
   -----------------------------      Chief Financial Officer,
          Michael D. Martin           Treasurer and Director

     /s/ WILLIAM T. OWENS           Group Senior Vice President-Finance      June 17, 1998
   -----------------------------      and Controller (Principal
         William T. Owens                Accounting Officer)

     /s/ JAMES P. BENNET                     Director                        June 17, 1998
   -----------------------------
        James P. Bennett

    /s/ ANTHONY J. TANNER                    Director                        June 17, 1998
   -----------------------------
       Anthony J. Tanner

     /s/ P. DARYL BROWN                      Director                        June 17, 1998
   -----------------------------
      P. Daryl Brown

    /s/ PHILLIP C. WATKINS, M.D.             Director                        June 17, 1998
   -----------------------------
      Phillip C. Watkins, M.D.


            SIGNATURE                          TITLE                               DATE
            ---------                          -----                               ----
         /s/ GEORGE H. STRONG                 Director                       June 17, 1998
   -----------------------------
            George H. Strong

        /s/ C. SAGE GIVENS                    Director                       June 17, 1998
   -----------------------------
            C. Sage Givens

     /s/ CHARLES W. NEWHALL III               Director                       June 17, 1998
   -----------------------------
        Charles W. Newhall III

     /s/ JOHN S. CHAMBERLIN                   Director                       June 17, 1998
   -----------------------------
        John S. Chamberlin

      /s/ JOEL C. GORDON                      Director                       June 17, 1998
   -----------------------------
        Joel C. Gordon

     /s/ EDWIN M. CRAWFORD                    Director                       June 17, 1998
   -----------------------------
       Edwin M. Crawford


                                 EXHIBIT INDEX



  EXHIBIT
    NO.                                                 DESCRIPTION
    ---                                                 -----------


(2) Plan and Agreement of Merger, dated May 5, 1998, among HEALTHSOUTH Corporation, Field Acquisition Corporation and National Surgery Centers, Inc. attached to the Prospectus- Proxy Statement as a part of Annex A, is hereby incorporated herein by reference.

(5) Opinion of Haskell Slaughter & Young, L.L.C. as to the legality of the shares of HEALTHSOUTH Common Stock being registered.

(8)-1 Opinion of Haskell Slaughter & Young, L.L.C. as to the description in the Prospectus-Proxy Statement of certain federal income tax consequences of the Merger.

(8)-2         Opinion  of  Bell,  Boyd  &  Lloyd  as to the  description  in the
              Prospectus-Proxy   Statement   of  certain   federal   income  tax
              consequences of the Merger.

(23)-1        Consent of Ernst & Young LLP.

(23)-2        Consent of Ernst & Young LLP.

(23)-3 Consents of Haskell Slaughter & Young, L.L.C. (included in the opinions filed as Exhibits (5) and (8)-1).

(23)-4 Consent of Bell, Boyd & Lloyd (included in the opinion filed as Exhibit (8)-2).

(23)-5        Consent of BT Alex. Brown Incorporated.

(24)          Powers of Attorney (See the signature  pages to this  Registration
              Statement).

(99)          NSC Proxy.